Filed pursuant to Rule 424(b)(4)
Registration Statement No. 333-131042
PROSPECTUS
3,300,000 Shares
Common Stock

        We are selling 3,300,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “ELMG.”
      On February 9, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $16.70 per share.
You should consider the risks we have described in “Risk Factors” beginning on page 7 before buying shares of our common stock.

	Per
	Share	Total

Public offering price	$16.70	$55,110,000
Underwriting discount	$1.00	$3,300,000
Proceeds, before expenses, to us	$15.70	$51,810,000

      The underwriters may purchase up to an additional 495,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on or before February 15, 2006.

RAYMOND JAMES	NEEDHAM & COMPANY, LLC
A.G. EDWARDS
The date of this prospectus is February 9, 2006

      You should rely only on information contained in or incorporated by reference into this prospectus or the documents to which we have referred you or information that is contained in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information that is different from such information. If anyone provides you with different information, you should not rely on it. We are not, nor are the underwriters, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus, unless the context otherwise requires, “we,” “us,” “our,” and the “Company” refer to the continuing operations of EMS Technologies, Inc. and its consolidated subsidiaries. Unless otherwise indicated, all financial information herein pertains solely to our continuing operations.
      In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe these sources and estimates are reliable, but we have not independently verified them and cannot guarantee that they are accurate.

PROSPECTUS SUMMARY
      This summary may not contain all of the information that you consider important in making an investment decision. Before you decide to invest in our common stock, you should carefully read this entire prospectus, including the information under the caption “Risk Factors,” and the other documents we incorporate by reference into this prospectus.
The Company
      We are a leading designer, manufacturer and marketer of advanced wireless communications products for diverse commercial, defense and government markets. We were founded in 1968 and have a strong history in the wireless communications industry. We initially concentrated on microwave components, products and technology and subsequently developed subsystems for one of the first electronically steerable antennas deployed in space. Today we are focused on the needs of the mobile information user and the increasing demand for wireless broadband communications. Our products enable communications across a variety of coverage areas, ranging from global to regional to within a single building.
      We operate in the four business units described below. While each of these business units is focused on a different aspect of wireless communications, they all share a common foundation in broadband and other advanced wireless technologies. We believe this common foundation provides important technical and marketing synergies and contributes to our ability to continually develop and commercialize new products for use in a wide array of mobile communications.
      Defense & Space Systems (D&SS). We supply highly engineered hardware components and subsystems for defense electronics and sophisticated satellite applications. For defense and government markets, D&SS develops and manufactures products for communications, electronic warfare and radar. D&SS products are used on platforms such as satellites and aircraft, including the F-22 fighter and B-2 bomber. Commercially, D&SS products are used in applications such as XMRadio, SIRIUS, DirecTV and the provision of live television on commercial airlines such as JetBlue, Frontier, WestJet and Virgin Blue. D&SS products are sold primarily to space and defense prime contractors or commercial communications systems integrators rather than to end-users. D&SS products are deployed on space, airborne, marine and terrestrial platforms.
      LXE. We are a leading provider of rugged computers and wireless data networks used for logistics applications in warehouses and container ports, a market that LXE products have served since the early 1980s. LXE products provide network connectivity and incorporate barcode scanning, voice recognition and radio-frequency identification (RFID) technology to increase the accuracy, timeliness and convenience of data collection and information access. LXE’s rugged computers and wireless local area networks (WLANs) have been installed at more than 7,500 sites worldwide, including the facilities of many Fortune 500 companies and some of the world’s largest materials-handling installations.
      SATCOM. We are a leading provider of terminals and antennas that enable end-users in aircraft to communicate over satellite networks. Our products allow airborne users to access e-mail and the Internet, in addition to voice services. We believe SATCOM is the top supplier of antennas and terminals for Inmarsat-based high-speed data communications aboard corporate aircraft, with over two-thirds of this market. In addition, SATCOM supplies over 85% of all Inmarsat high-speed data terminals used aboard U.S. military command aircraft and has provided this equipment to the U.S. government executive jet fleet. Our broad array of vehicle-mounted and portable terminals and antennas also enable users in remote locations or on mobile platforms, such as military command vehicles or over-the-road trucks, to maintain satellite-based communications at a variety of data speeds. SATCOM also develops equipment and emergency management software for use in satellite-aided search-and-rescue operations.

      EMS Wireless. We are a leading provider of wireless base station antennas to the domestic PCS/cellular infrastructure market. This market experienced rapid expansion during 2005 as a result of the growing demand for mobile access not only for voice communications, but also for data-intensive applications such as e-mail, the Internet and video. We also design and market repeater products that enable PCS/cellular service providers to extend their usable signals into buildings or into sparsely populated geographical areas.

      For the nine months ended October 1, 2005, our net sales were $226.2 million and our earnings from continuing operations were $6.5 million, as compared to $179.7 million and $4.8 million, respectively, for the corresponding period in 2004. This represents growth rates of 25.8% in net sales and 35.0% in earnings from continuing operations for the first nine months of 2005 as compared to the corresponding period in 2004.
Industry
      The demand for mobile communications in commercial, defense, government and consumer markets has recently driven rapid growth in the wireless communications industry. The spread of wireless data systems has enhanced the ways data services are utilized and is fostering greater demand for bandwidth among mobile and remote users. Additionally, the demand for continuous access to high-speed, two-way data connections has been reflected in numerous new products and applications.
      Our business units address multiple markets and niches in the wireless communications industry. The broader markets in which we compete include:

•	Defense Electronics;

•	Commercial and Defense Satellite Communications;

•	Automatic Identification & Data Capture; and

•	Domestic PCS/ Cellular Infrastructure.
      The common theme currently driving investments in wireless communications markets is the provision of greater bandwidth to increasing numbers of mobile users. As equipment that expands mobility and bandwidth becomes more widely available, new applications are being developed and dependence on continuous high-speed data access continues to grow. During 2005, this growth was particularly evident in the buildout of PCS/cellular “3G” (Third Generation) systems to accommodate data and video services that require substantial bandwidth and high-quality signals.
Competitive Strengths
      We believe our competitive strengths include the following:
      Technology Leadership. Since our founding in 1968, we have been an innovative leader in the development and commercialization of wireless communications technologies. Our more recent innovations include the following products, which we believe were the first in their respective markets: commercial airborne terminals for high-speed, two-way satellite data; antenna systems allowing commercial airlines to provide satellite television to passengers; a handheld wireless data terminal incorporating an integrated, FCC-approved, EPC Global-compliant RFID reader; and dual-polarized antennas for PCS/cellular base stations.
      Commitment to Research and Development. We continually devote significant resources to research and development that enhances and maintains our technological advantages, and enables us to overcome the substantial technical barriers that are often encountered in the commercialization of sophisticated wireless communications hardware. During 2003, 2004 and the first nine months of 2005, we invested an aggregate of $44.0 million in company-sponsored research and development. At December 31, 2005, we owned 71 patents in the United States and 75 foreign patents relating to our businesses. In addition, at December 31, 2005, we had pending applications for approximately 45 U.S. and 95 foreign patents, covering various technology improvements and other current or potential products.
      Technological Synergies. We have a variety of processes that facilitate technical exchanges and cooperation among our different operating units. We believe that our shared knowledge base and core expertise in wireless technologies create synergies among our various businesses. This provides us advantages in research and development, manufacturing, and sales and marketing, and better positions us as an important supplier of wireless technology and equipment to commercial, defense and government customers.
      Strong Customer Relationships. We enjoy strong loyalty from our customer base. During our 38 years of operations, we have developed cooperative and ongoing relationships with important commercial and government customers, with several of our customer relationships continuing for over 20 years. We are particularly proud of the recognition that we have received from our customers, such as the Gold Award we received in 2004 from Northrop Grumman. This award recognized our successful efforts on a highly challenging and technically advanced defense satellite contract and was one of only 11 awarded among Northrop Grumman’s pool of subcontractors.
      Diverse Global Customer Base. We offer multiple wireless product lines to a diverse customer base through facilities in 12 countries. 35.7% of our net sales for 2004 and 25.6% of our net sales for the first nine months of 2005 were derived from sales to customers outside the U.S. We believe our geographically diverse customer base and broad range of products provide us ample opportunity to grow our business and help mitigate the effects of any downturn in one of our markets.
      Strong Manufacturing Capabilities. For many of our products, we have developed highly specialized domestic manufacturing capabilities. These capabilities often enable us to develop and deliver unique products incorporating new and developing technologies, and differentiate us from certain of our competitors. These efforts have enhanced our ability to compete for new business in these markets, as well as better control the quality of our products, their cost, and our ability to deliver them on a timely basis. In addition, in recent years, we have dramatically reduced the time required to manufacture our products in several commercial markets in which a short delivery cycle for custom-manufactured products is an important competitive factor.
Strategy
      We will seek to continue to grow our net sales and earnings by pursuing the following strategies:
      Focus on Core Strengths and Growth Markets. Our core strengths include technological expertise in high-speed wireless communications and our reputation and experience in broadband, defense and other advanced wireless markets. We will continue to focus our efforts on serving customers in growth markets, such as defense communications, RFID-based logistics systems, and airborne broadband communication, where these core strengths enhance our ability to commercialize new technologies and maintain a competitive advantage.
      Further Expand Our Technology. We intend to continue investing in the development and commercialization of our mobile high-speed data technologies. We have assembled a team of over 500 engineers and technical personnel who contribute to our development efforts. We believe our continuing investment in research and development will enable us to maintain technological leadership in our current products, to develop new capabilities, and to reduce our manufacturing costs and time-to-market.
      Enhance Our Product Offering. During recent years we have introduced significant product enhancements, such as LXE’s transition of its line of rugged mobile computers to Windows® CE and to RFID capabilities, EMS Wireless’s introduction of remotely controllable electrical downtilt PCS/cellular antennas, and SATCOM’s steady increase in the bandwidth provided by its airborne data terminals. We will continue to improve our existing products and introduce innovative new products for our existing and prospective customers.
      Margin Expansion. We believe that significant potential operating leverage exists in each of our four divisions. We are continually taking steps to enhance our margins, including focusing on the development and sale of higher margin products and solutions. We are also focused on improving our manufacturing processes and capabilities, more effectively using our IT systems, and more closely managing our facility, personnel and developmental costs.
      Selectively Pursue Acquisitions. We intend to continue to pursue strategic acquisitions that broaden our product offerings, enhance our position within the markets that we currently serve, enable us to penetrate new markets, and provide us complementary technological or industry expertise.
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RECENT DEVELOPMENTS
      On November 28, 2005, we completed the sale of our Space & Technology/ Montreal division, or S&T/Montreal, which manufactures antennas, electronic components, and other products for use on commercial and scientific satellites. We received cash proceeds of $21.3 million at the closing of the sale of this division. The agreement governing this transaction contains a net working capital adjustment and other provisions pursuant to which we may be entitled to receive additional cash proceeds. In addition, on December 22, 2005, we entered into a definitive agreement for the sale of our Satellite Networks division, or SatNet, which manufactures ground-based hubs and terminals for high-speed satellite data networks. We expect to receive approximately $6.4 million in cash and an unsecured note for $2.3 million upon the closing of this transaction, which we anticipate will occur during the first quarter of 2006. We expect that the net proceeds, less cost to sell, received from the proposed sale of our SatNet division will result in a $2.5 million impairment charge in the fourth quarter of 2005.
      Although we have completed the sale of our S&T/Montreal division, we expect to record a significant operating loss for that division in the fourth quarter of 2005. In addition, we have reported operating losses in our SatNet division in the past, and we expect to continue to report operating losses in this division until we complete its sale. The results of operations of these two divisions are included in discontinued operations for all periods presented in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Sales, Cost of Sales, and Operating Income (Loss By Segment) — Discontinued Operations.”
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      Our principal offices are located at 660 Engineering Drive, Norcross, Georgia 30092, and our telephone number is (770) 263-9200. Our website is www.ems-t.com. The information on our website is not a part of this prospectus.

THE OFFERING

Common stock offered by us	3,300,000 shares

Shares of our common stock to be outstanding after this offering	14,642,707 shares(1)

Use of proceeds	We intend to use the net proceeds received by us in this offering to reduce outstanding borrowings under our bank credit facilities, to support growth in working capital, and for other general corporate purposes, including potential acquisitions.

Nasdaq National Market Symbol	ELMG

(1)	The number of shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2005. It does not include:

•	1,294,138 shares of common stock issuable upon exercise of outstanding warrants and outstanding options under our stock option plans for employees and directors as of December 31, 2005, at a weighted average exercise price of $18.28;

•	703,293 shares of common stock available for future issuance under our stock option plans for employees and directors; and

•	495,000 shares issuable upon the exercise of the underwriters’ over-allotment option.
Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following table presents a summary of our historical financial information. You should read this information in conjunction with our consolidated financial statements and related notes and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Nine Months Ended
	Years Ended December 31,
				October 2,	October 1,
	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$221,749	$243,854	$246,518	$179,733	$226,162
Cost of sales	141,651	156,828	159,597	116,185	153,441
Selling, general and administrative expenses	49,033	55,283	58,907	43,634	48,403
Research and development expenses	16,589	15,853	16,482	12,740	11,656
Contract reserve adjustment	(3,500)	—	—	—	—

Operating income	17,976	15,890	11,532	7,174	12,662
Non-operating income (expense)	(67)	450	1,085	1,234	453
Foreign exchange (loss) gain	357	(235)	(205)	(157)	(270)
Interest expense	(2,246)	(1,923)	(2,296)	(1,561)	(2,976)

Earnings from continuing operations before income taxes	16,020	14,182	10,116	6,690	9,869
Income tax expense	(4,592)	(3,964)	(2,823)	(1,867)	(3,356)

Earnings from continuing operations	11,428	10,218	7,293	4,823	6,513
Discontinued operations
Loss from discontinued operations	(3,260)	(51,689)	(7,928)	(4,719)	(13,594)
Income tax benefit	419	4,079	827	176	130

Net earnings (loss)	$8,587	$(37,392)	$192	$280	$(6,951)

Earnings per share from continuing operations:
Basic	$1.08	$0.95	$0.66	$0.44	$0.58
Diluted	$1.06	$0.95	$0.65	$0.43	$0.58
Loss per share from discontinued operations:
Basic	$(0.27)	$(4.44)	$(0.64)	$(0.41)	$(1.20)
Diluted	$(0.26)	$(4.42)	$(0.63)	$(0.41)	$(1.20)
Net earnings (loss) per share:
Basic	$0.81	$(3.49)	$0.02	$0.03	$(0.62)
Diluted	$0.80	$(3.47)	$0.02	$0.02	$(0.62)
Weighted average number of shares:
Common	10,561	10,702	11,094	11,076	11,165
Common and dilutive common equivalent	10,731	10,785	11,237	11,238	11,214

	As of December 31,		As of October 1,

	2003	2004	2005

Balance Sheet Data:
Working capital related to continuing operations	$38,250	$82,438	$71,148
Total assets	228,549	255,078	265,094
Long-term debt, including current installments(1)	53,569	61,454	69,918
Stockholders’ equity	120,042	126,021	121,017

(1)	Following the completion of the third quarter of 2005, we completed the sale of our Space & Technology/ Montreal division and used the proceeds from the sale to repay $21.3 million of outstanding borrowings under our revolving credit facilities.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information included in this prospectus and in the other documents we refer you to in the sections titled “Documents Incorporated by Reference” and “Where You Can Find More Information” before making an investment decision. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following risks actually materialize, our business could be harmed. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our operations or results. In all of those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
      In addition to general economic conditions, both domestic and foreign, which can change unexpectedly and generally affect U.S. businesses with worldwide operations, we are subject to a number of risks and uncertainties that are specific to us or the businesses we operate:

Decisions by our customers about the timing and scope of major programs can have a significant effect on our net sales and earnings.
      Major commercial communications infrastructure programs, such as PCS/cellular systems for large urban areas, and large defense programs are important sources of our current and anticipated future net sales. Customer decisions as to the nature and timing of these programs can have a significant effect on us, particularly in our EMS Wireless and D&SS divisions, and can create volatility in our net sales and earnings. If any of our customers were to delay the implementation of, or significantly reduce the scope of, one of these programs, our net sales and earnings would decline.

If our commercial customers fail to find adequate funding for major potential programs, or our government customers do not receive necessary funding approvals, our net sales would decline.
      To proceed with major programs, our customers typically must obtain substantial amounts of capital, from either governmental or private sources. The availability of this capital is directly affected by political developments and by conditions in the private capital markets. If adequate funds are not available to our targeted customers for these programs, our expected net sales may be adversely affected. Large defense programs are often funded in multiple phases, requiring periodic further funding approvals, which may be withheld for a variety of political, budgetary or technical reasons. Such multi-year programs can also be terminated or modified by the government in ways adverse to us and, in many cases, with limited notice and without penalty. These developments would reduce our net sales below the levels we would otherwise expect.

If we cannot continue to rapidly develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability, we may incur development costs that we cannot recover and our net sales and earnings will suffer.
      The process of developing new wireless communications products is complex and uncertain, and failure to anticipate customers’ changing needs and emerging technological trends accurately or to develop or obtain appropriate intellectual property could significantly harm our results of operations. In many instances we must make long-term investments and commit significant resources before knowing whether our investments will eventually result in products that the market will accept. If our new products are not accepted by the market, our net sales and earnings will decline.

Competing technology could be superior to ours, and could cause customer orders and net sales to decline.
      The markets in which we compete are very sensitive to technological advances. As a result, technological developments by competitors can cause our products to be less desirable to customers, or even to become obsolete. Those developments could cause our customer orders and net sales to decline.

Our competitors’ marketing and pricing strategies could make their products more attractive than ours, causing reductions in our customer orders or earnings.
      We operate in highly competitive technology markets, and some of our competitors have substantially greater resources and facilities than we do. As a result, our competition may be able to pursue aggressive marketing strategies, such as significant price discounting. These competitive activities could cause our customers to purchase our competitors’ products rather than ours, or cause us to increase marketing expenditures or reduce prices, in any such case, causing a reduction in our net sales and earnings below expected levels.

Slow public acceptance of new communications systems could limit purchases by our customers.
      Construction and expansion of new communications systems depend on public demand for the new services. As a result, growth rates in our net sales from wireless infrastructure products and proposed high-speed satellite communications systems are likely to be heavily affected by the timing and extent of public willingness to buy new mobile or broadband communications services. If public acceptance of the new communications systems does not develop as expected, our customers are unlikely to place the level of orders anticipated, and our net sales and earnings would also fall short of expectations.

We may encounter technical problems or contractual uncertainties, which can cause delays, added costs, lost sales, and liability to customers.
      From time to time we have encountered technical difficulties that have caused delays in and produced additional costs for our technology development efforts. We are particularly exposed to this risk in new product development efforts and in fixed-price contracts on technically advanced programs in our Defense & Space Systems unit that require novel approaches and solutions. In these cases, the additional costs that we incur are not covered by sales commitments from our customers, and therefore reduce our earnings. In addition, technical difficulties may cause us to miss anticipated delivery dates for new product offerings, which could cause customer orders to fall short of expectations.
      Some of our products perform mission-critical functions in space applications. If we experience technical problems and are unable to adhere to a customer’s schedule, the customer could experience costly launch delays or be forced to repurchase their products from our competitors. The customer may then be contractually entitled to collect substantial financial damages from us. The customer might also be entitled to cancel future deliveries, which could reduce our future net sales and make it difficult for us to recover our design, tooling or inventory costs, or to satisfy our remaining commitments to our third-party suppliers.
      Due to technological uncertainties in new or unproven technology applications, our contracts may be broadly defined in their early stages, with a structure to accommodate future changes in the scope of work or contract value as technical development progresses. In such cases, management must evaluate these contractual uncertainties and estimate the future expected levels of the scope of work and likely contract value changes to determine the appropriate level of net sales associated with costs incurred. Actual changes may vary from expected changes, resulting in a reduction of net sales and earnings recognized in future periods.

Our transitions to new product offerings can be costly and disruptive, and may adversely affect our net sales or profitability.
      Because our businesses involve constant efforts to improve existing technology, we regularly introduce new generations of products. During these transitions, customers may reduce purchases of older equipment more rapidly than expected, or may choose not to migrate to our new products, which could result in lower net sales and excessive inventories. In addition, product transitions create uncertainty about both production costs and customer acceptance. These potential problems are generally more severe if our product introduction schedule is delayed by technical development problems. These problems could cause our net sales or profitability to be less than expected.

Our products may inadvertently infringe third-party patents, which could create substantial liability to our customers or the third-party patent owners.
      As we regularly develop and introduce new technology, we face risks that our new products or manufacturing techniques may infringe valid patents held or currently being processed by others. The earliest that the U.S. Patent and Trademark Office publishes patents is 18 months after their initial filing, and exceptions exist so that some applications are not published before they issue as patents. Thus, we may be unaware of a pending patent until well after we have introduced an unintentionally infringing product. In addition, questions of whether a particular product infringes a particular patent can involve significant uncertainty. As a result of these factors, third-party patents may require us to redesign our products and to incur both added expense and delays that interfere with marketing plans. We may also be required to make significant expenditures from time to time to defend or pay damages or royalties on infringement claims, or to respond to customer indemnification claims relating to third-party patents. Such costs could reduce our earnings.

If our customers are combined through merger or acquisition, their combined purchases of our products may decline or they may increase their price concession demands, adversely affecting our net sales or earnings.
      The telecommunications service provider industry has undergone, and continues to undergo, a significant reduction in the number of service providers due to industry consolidation. Some of these providers are end-users of products sold by our EMS Wireless division. Business combinations, such as mergers, often lead the combined entity to reduce the number of suppliers it uses. If our customers are combined, they may also demand greater price concessions from us through the use of such techniques as reverse auctions. Those actions could cause declines in our net sales and earnings.

We may not be successful in protecting our intellectual property.
      Our unique intellectual property is a critical resource in our efforts to produce and market technically advanced products. We primarily seek to protect our intellectual property, including product designs and manufacturing processes, through patents and as trade secrets. If we are unable to obtain enforceable patents on certain technologies, or if information we protect as trade secrets becomes known to our competitors, then competitors may be able to copy or otherwise appropriate our technology, we could lose our competitive advantages, and our net sales and earnings could decline. In addition, litigation to enforce our intellectual property rights could result in substantial costs and diversion of resources that could have a material adverse effect on our operations, regardless of the litigation’s outcome. We may also enter into transactions in countries where intellectual property laws are not yet well developed and legal protection of our rights may be ineffective.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may not be able to provide timely and accurate financial statements. This could cause investors to lose confidence in our reported financial results and have a negative effect on the trading price of our securities.
      For the year ended December 31, 2004, we identified certain “material weaknesses” and “significant deficiencies” in our internal control over financial reporting. Although we have taken, and continue to take, steps to correct previously identified deficiencies in our internal control over financial reporting, we cannot be certain that these measures will ensure that we maintain adequate control over financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in a misstatement of our operating results or cause us to fail to meet our reporting obligations under the federal securities laws.
      In addition, we have recently completed the year ended December 31, 2005 and are assessing the adequacy of our internal control over financial reporting as of December 31, 2005. We expect to conclude that we had some significant deficiencies as of such date, and we cannot assure you that we will not identify further material weaknesses in our internal control over financial reporting that we have not discovered to date. If a material weakness were to be identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal control over financial reporting was effective. This could result in the inability of our independent registered public accounting firm to deliver an unqualified report, or any report, on our internal control over financial reporting. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

Our success depends on our ability to attract and retain a highly skilled workforce.
      Because our products and programs are technically sophisticated, we must attract and retain employees with advanced technical and program-management skills. Many of our senior management personnel also possess advanced knowledge of the businesses in which we operate and are otherwise important to our success. Other employers often recruit persons with these skills, both generally and in focused engineering fields. If we are unable to attract and retain such skilled employees and senior management, our performance obligations to our customers could be affected and our net sales could decline.

The future success of our business strategies and operations could depend on effective succession plans as senior management members reach retirement.
      Certain of our senior managers, including our Chief Executive Officer, have reached or are approaching typical retirement age. Effective transition to their successors will be important to the future success of our business strategies and operations. Our Board of Directors is responsible for developing succession plans for senior management of the Company, including our Chief Executive Officer. The Board has retained an executive search firm to assist in the identification and evaluation of potential candidates for Chief Executive Officer. No fixed schedule is in effect for any such transition, and we expect that our Chief Executive Officer will continue to serve in his current capacity until a suitable successor is appointed.

We depend on highly skilled suppliers, who may become unavailable or fail to achieve desired levels of technical performance.
      In addition to our requirements for basic materials and electronic components, our advanced technological products often require sophisticated subsystems supplied or cooperatively developed by third parties. To meet those requirements, our suppliers must have specialized expertise, production skills and economies of scale. In some cases, there are only a limited number of qualified potential suppliers. Our ability to perform according to contract requirements, or to introduce new products on the desired schedule, can be heavily dependent on our ability to identify and engage appropriate suppliers, and on the effectiveness of those suppliers in meeting our development and delivery objectives. If these highly skilled suppliers are unavailable when needed, or fail to perform as expected, our ability to meet our performance obligations to our customers might be affected and our net sales and earnings could decline.

Changes in regulations that limit the availability of radio frequency licenses or otherwise result in increased expenses could cause our net sales or earnings to decline.
      Many of our products are incorporated into wireless communications systems that are regulated in the U.S. by the Federal Communications Commission and internationally by other government agencies. Changes in government regulations could reduce the growth potential of our markets by limiting either the access to or availability of frequency spectrum. In addition, other changes in government regulations could make the competitive environment more difficult by increasing costs or inhibiting our customers’ efforts to develop or introduce new technologies and products. Also, changes in government regulations could substantially increase the difficulty and cost of compliance with government regulations for both our customers and us. All of these factors could result in reductions in our earnings and net sales.

The export license process for space products has become uncertain, increasing the chance that we may not obtain required export licenses in a timely or cost-effective manner.
      Our products for use on commercial satellites are included on the U.S. Munitions List of the U.S. International Traffic in Arms Regulations and are subject to State Department export licensing requirements. The licensing process for our products for use on commercial satellites and many of our other products is time-consuming, and political considerations can increase the time and difficulty of obtaining licenses for the export of technically advanced products. The license process may prevent particular sales, and generally has created schedule uncertainties that encourage foreign customers, such as those in Western Europe, to develop internal or other foreign sources for these products rather than use U.S. suppliers. If we are unable to obtain required export licenses when or at the costs we expect, our net sales and earnings could be adversely affected.

Export controls on space technology restrict our ability to hold technical discussions with foreign customers, suppliers and internal engineering resources, which reduces our ability to obtain sales from foreign customers or to perform contracts with the desired level of efficiency or profitability.
      U.S. export controls severely limit unlicensed technical discussions with any persons who are not U.S. citizens. As a result, we are restricted in our ability to hold technical discussions between U.S. personnel and current or prospective non-U.S. customers or suppliers, between Canadian personnel and current or prospective U.S. customers or suppliers, and between U.S. employees and our Canadian or other non-U.S. employees. These restrictions reduce our ability to win cross-border space work, utilize cross-border supply sources, deploy technical expertise in the most effective manner, and pursue cooperative development programs involving our U.S. and Canadian space facilities.

Economic or political conditions in other countries could cause our net sales or earnings to decline.
      International sales significantly affect our financial performance. Approximately $88 million, or 35.7%, of our net sales for 2004, and $58 million, or 25.6%, of our net sales for the first nine months of 2005 were derived from customers residing outside of the United States. Adverse economic conditions in our customers’ countries, mainly in Western Europe, Latin America and the Pacific Rim, have affected us in the past, and could adversely affect future international net sales in all of our businesses, especially from our wireless local-area network and PCS/cellular infrastructure businesses. Unfavorable currency exchange rate movements could also adversely affect the marketability of our products by increasing the local-currency cost. In addition to these economic factors directly related to our markets, there are risks and uncertainties inherent in doing business internationally that could have an adverse effect on us, such as political instability or changes in governments, changes in foreign income tax laws, or restrictions on funds transfers by us or our customers. We also face risks of unfavorable changes in foreign laws and regulations governing a broad range of business concerns, including proprietary rights, legal liability, and employee relations. All of these factors could cause significant harm to our net sales or earnings.

Our net sales of wireless communications products could be affected by public health concerns.
      Among the factors that could affect the growth of markets for new wireless communications systems is the potential concern about alleged health risks relating to radio frequency (RF) emissions. Media reports and some studies have suggested that RF emissions from wireless handsets and cell sites may be associated with various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against participants in the wireless industry alleging various adverse health consequences as a result of wireless equipment emissions. Additional studies of RF emissions are ongoing. Consumers may be discouraged from purchasing new wireless services if consumers’ health concerns over RF emissions increase. In addition, concerns over RF emissions could lead to increased regulation by government authorities to introduce further restrictions on the location and operation of wireless-related hardware, or could result in wireless companies being held liable for costs or damages associated with these health concerns. If our wireless customers were to become subject to increased governmental regulation or liable for significant damages in connection with these lawsuits, our net sales and earnings could be adversely affected.

Unfavorable currency exchange rate movements could result in foreign exchange losses and cause our earnings to decline.
      We have international operations, and we can use forward currency contracts to reduce, but not entirely eliminate, the earnings risk from holding certain assets and liabilities in different currencies. Our SATCOM division derives a major portion of its net sales from agreements with U.S. customers in U.S. dollars. A stronger Canadian dollar would increase our costs relative to our U.S. net sales, and we would be unlikely to recover these increased costs through higher U.S.-dollar prices due to competitive conditions. As a result of these factors, our financial results will continue to have an element of risk related to foreign exchange rates.

Our net sales in certain markets depend on the availability and performance of other companies with which we have marketing relationships.
      With respect to some applications, including mobile satellite communications, we are seeking to develop marketing relationships with other companies that have, for example, specialized software and established customer service systems. In other markets, such as wireless local area networks, a major element of our distribution channels is a network of value-added resellers and independent distributors. In foreign markets for many of our products, we are often dependent on successful working relationships with local distributors and other business personnel. If we are unable to identify and structure effective relationships with other companies that are able to market our products, our net sales could fail to grow as expected.

Customer orders in backlog may not ultimately result in sales.
      Our order backlog represents firm orders for products and services. However, our customers may cancel or defer orders for products and services, in most cases without penalty. Cancellation or deferral of an order in our Defense & Space Systems business typically involves penalties and termination charges for costs incurred to date, but these termination penalties would still be considerably less than what we would have expected to earn if the order had been completed. We make management decisions based on our backlog, including hiring of personnel, purchasing of materials, and other matters that may increase our production capabilities and costs, whether or not the backlog is converted into net sales. Cancellations, delays or reductions of orders could adversely affect our results of operations and financial condition.

Our products typically carry warranties, and the costs to us to repair or replace defective products could exceed the amounts we have experienced historically.
      Most of our products carry warranties of between one and three years, but we have some products with warranties of up to 10 years. We depend on our reputation for reliability and customer service in our competition for sales. If our products are returned for repair or replacement under warranty, or otherwise under circumstances in which we assume responsibility, at rates higher than we have anticipated, we could incur significant costs that may be in excess of the reserves that we have established based on our historical warranty cost levels, which would reduce our earnings. For example, during the first nine months of 2005, we incurred unexpected costs to replace a non-functioning component of our remotely controllable electrical downtilt antennas.

Changes in our consolidated effective income tax rate and the related effect on our results can be difficult to predict.
      We earn taxable income in various tax jurisdictions around the world. The rates of income tax that we pay in each jurisdiction can vary significantly due to differing income tax rates and benefits that may be available in some jurisdictions and not in others. In particular, our earnings in Canada are subject to very low income taxes due to the substantial pool of research-related tax incentives that we have accumulated. As a result, our overall effective income tax rate depends upon the relative annual income that we expect to earn in each of the tax jurisdictions in which we do business. As a result, even though our expectations for consolidated earnings before taxes may remain unchanged, our income tax expenses and net earnings may still increase or decrease, depending upon changes in the jurisdictions in which we expect to have earnings.

Our business and net sales growth could be limited by our inability to obtain additional financing.
      Our current cash and available credit facilities may not be sufficient to finance either internally generated growth in certain business areas, or significant synergistic acquisitions to complement our technical and product capabilities. Although the proceeds of this offering will provide us with substantially greater flexibility in funding growth efforts and moderately-sized acquisitions, we may continue to need other sources of financing to support any large acquisitions that we believe would contribute to our growth and profitability. We may not be able to secure sufficient additional credit or other financing, on acceptable terms, to take advantage of major growth opportunities of this nature.

If we are unable to complete the sale of our SatNet division, we could incur further non-operating losses and accounting charges.
      Our SatNet division has not been profitable in recent years, and in the third quarter of 2005 we recorded an impairment charge of $4.0 million with respect to this division. On December 22, 2005, we entered into a definitive agreement for the sale of the assets and operating liabilities of our SatNet division, the closing of which is subject to certain conditions that are not within our control, including buyer financing. Based upon the terms of this agreement, we expect to have accrued additional impairment charges of approximately $2.5 million in the fourth quarter of 2005, reflecting the continued uncertainty of SatNet’s potential orders stream, and the resulting diminished near-term prospects for SatNet’s net sales and earnings. If the sale of this division does not close and we ultimately sell the division at a lower price than provided for in the definitive agreement, we would incur a further non-operating charge to our earnings. In addition, any material delay in our sale of this division could cause us to incur further non-operating losses, leading to higher debt levels and a higher debt-to-equity ratio, and would require us to continue to devote management time and financial and other resources to its ongoing operations.

We may not effectively manage possible future growth, which could result in reduced earnings.
      Historically, we have experienced broad fluctuations in the demand for our products and services. These changes in demand have depended on many factors and have been difficult to predict. In recent years, there has been a general growth trend in certain of our businesses, as well as increasing complexity in the technologies and applications involved. These changes in our businesses place significant demands on both our management personnel and our management systems for information, planning and control. For us to achieve additional growth on a profitable basis, our management must identify and exploit potential market opportunities for our products and technologies, while continuing to manage our current businesses effectively. Furthermore, our management systems must support the changes to our operations resulting from our business growth. If our management and management systems fail to meet these challenges, our business and prospects will be adversely affected.

We may make acquisitions and investments that could adversely affect our business.
      To support growth, we have made and may continue to make acquisitions of and investments in businesses, products and technologies to complement or expand our businesses. However, if we should be unable to successfully negotiate with a potential acquisition candidate, finance the acquisition, or effectively integrate the acquired businesses, products or technologies into our existing businesses and products, our net sales could be adversely affected. Furthermore, to complete future acquisitions, we may issue equity securities, incur debt, or assume contingent liabilities or the risk of unknown liabilities. In addition, prior and future acquisitions could lead to subsequent amortization expenses and write-downs of acquired assets, which could cause our earnings to decline.

If we are unable to comply with the restrictions and covenants in our credit facilities, there could be a default under the terms of these facilities.
      If we are unable to comply with the restrictions and covenants in our credit facilities, we will be required to seek a waiver for such noncompliance or amend our credit facilities in order to avoid a default under their terms. At October 1, 2005, we were not in compliance with the funded-debt-to-EBITDA covenant and the minimum fixed charge coverage ratio under our credit facilities, for which we received bank waivers of non-compliance. There can be no assurance that any such waiver or amendment we may request in the future can be obtained on satisfactory terms or at all. The credit facilities require us to maintain specified financial ratios and satisfy periodic financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control, including, without limitation, sales levels, contract terminations, potential acquisitions and the write-down of assets. As a result, there can be no assurance that we will be able to meet these tests. In the event of a default under these credit facilities, our lenders could terminate their commitments to lend or accelerate outstanding loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, there can be no assurance that we would be able to make necessary payments to the lenders or that we would be able to find alternative financing. Even if we are able to obtain alternative financing, it may be on substantially less favorable terms or on terms that are not acceptable to us.
Risks Related to our Common Stock or this Offering

Our quarterly results are volatile and difficult to predict. If our quarterly performance results fall short of market expectations, the market value of our shares is likely to decline.
      The quarterly net sales and earnings contributions of some of our business units are heavily dependent on customer orders or product shipments in the final weeks or days of the quarter. It can be difficult for us to predict the timing of receipt of major customer orders, and we are unable to control timing decisions made by our customer. This can create volatility in quarterly results, and hinders our ability to determine before the end of each quarter whether quarterly earnings will in fact meet prevailing expectations. The market price for our shares is likely to be adversely affected by quarterly earnings results that are below analyst and market expectations.

Our share price may fluctuate significantly, and an investor may not be able to sell our shares at a price that would yield a favorable return on investment.
      The market price of our stock will fluctuate in the future, and such fluctuations could be substantial. Price fluctuations may occur in response to a variety of factors, including:

•	actual or anticipated operating results;

•	the limited average trading volume and public float for our stock, which means that relatively small orders can significantly impact the price of our stock, independently of our operating results;

•	announcements of technological innovations, new products or new contracts by us, our customers, our competitors or our customers’ competitors;

•	government regulatory action;

•	developments with respect to wireless and satellite communications; and

•	general market conditions.
      In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies, and that have been unrelated to the operating performance of particular companies.

Future sales of our common stock may cause our stock price to decline.
      Our outstanding shares are freely tradable without restriction or further registration, and shares reserved for issuance upon exercise of stock options will also be freely tradable upon issuance, in each case unless held by affiliates. Sales of substantial amounts of common stock by our shareholders, including those who have acquired a significant number of shares in connection with business acquisitions or private investments, or even the potential for such sales, may depress the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Provisions in our governing documents and law could prevent or delay a change of control not supported by our Board of Directors.
      Our shareholder rights plan and provisions of our amended and restated articles of incorporation and amended bylaws could make it more difficult for a third party to acquire us. These documents include provisions that:

•	allow our shareholders the right to acquire common stock from us at discounted prices in the event a person acquires 20% or more of our common stock or announces an attempt to do so without our Board of Directors’ prior consent;

•	authorize the issuance of up to 10,000,000 shares of “blank check” preferred stock by our Board of Directors without shareholder approval, which stock could have terms that could discourage or thwart a takeover attempt;

•	limit who may call a special meeting of shareholders;

•	require unanimous written consent for shareholder action without a meeting;

•	establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at shareholder meetings;

•	adopt the fair price requirements and rules regarding business combinations with interested shareholders set forth in Article 11, Parts 2 and 3 of the Georgia Business Corporation Code; and

•	require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

FORWARD-LOOKING STATEMENTS
      This prospectus and the documents we have filed with the Securities and Exchange Commission, or SEC, which we have referenced under “Where You Can Find More Information” and “Documents Incorporated by Reference,” contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, or that necessarily depend upon future events, including such matters as our expectations with respect to future financial performance, future capital expenditures, business strategy, competitive strengths, goals, expansion, market and industry developments and the growth of our businesses and operations, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These statements involve a number of risks and uncertainties, many of which are beyond our control, as described under “Risk Factors” or in documents incorporated by reference in this prospectus.
      Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and we cannot assure you that the results or developments anticipated by us will be realized or, if realized, will have the expected consequences to or effects on us or our business prospects, financial condition or results of operations. Actual results could differ materially from those suggested in any forward-looking statements as a result of a variety of factors. You should not place undue reliance on these forward-looking statements in making your investment decision. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances that occur or arise or are anticipated to occur or arise after the date hereof except as may be required by law.

USE OF PROCEEDS
      We will receive net proceeds from this offering of approximately $51.1 million, based upon the offering price of $16.70 per share, after deducting the estimated expenses and underwriting discount for this offering. We intend initially to use these net proceeds to repay approximately $22.8 million of outstanding borrowings under our U.S. revolving credit facility, and for working capital and other general corporate purposes. At December 31, 2005, borrowings under our revolving credit facilities bore interest at 8.62% per annum, and the maturity date of those credit facilities is December 9, 2007.
      We also expect to use net proceeds, and the credit facility borrowings available as a result of pay-downs from the proceeds, to finance possible business acquisitions that we may pursue in the future. We frequently evaluate acquisition opportunities for the purposes of enhancing the technology, market breadth and penetration, product mix, customer relationships, and competitive position of our various operating divisions. Currently, we do not have any understandings, commitments or agreements with respect to any such acquisitions.
      Pending final use, we may invest the net proceeds of this offering in short-term investment-grade corporate securities or in short-term securities issued or guaranteed by the United States or its agencies.
DIVIDEND POLICY
      We have never paid a cash dividend. We currently intend to retain our earnings to support the development and expansion of our businesses, and do not anticipate paying cash dividends at any time in the foreseeable future. In addition, the terms of our credit facilities prohibit us from paying cash dividends.
PRICE RANGE OF COMMON STOCK
      Our common stock is traded in the Nasdaq National Market under the symbol “ELMG.” The following table sets forth the price range of the stock as reported in that market, for the periods indicated.

	High	Low

Year Ended December 31, 2003
First Quarter	$18.39	$11.30
Second Quarter	15.03	10.00
Third Quarter	19.24	12.96
Fourth Quarter	22.64	16.86
Year Ended December 31, 2004
First Quarter	26.31	16.47
Second Quarter	23.25	17.50
Third Quarter	19.81	13.84
Fourth Quarter	18.59	14.86
Year Ended December 31, 2005
First Quarter	17.13	12.48
Second Quarter	16.68	10.75
Third Quarter	18.90	14.52
Fourth Quarter	18.50	15.09
Year Ending December 31, 2006
First Quarter (through February 9, 2006)	17.94	16.00
      On February 9, 2006, the last sale price of our common stock as reported in the Nasdaq National Market was $16.70 per share. At December 31, 2005, there were 374 shareholders of record, and we believe there were approximately 3,600 beneficial shareholders based upon broker requests for distribution of materials for our most recent Annual Meeting.

CAPITALIZATION
      The following table sets forth our consolidated capitalization as of October 1, 2005, on an actual basis, on a “Pro Forma” basis and on a “Pro Forma, As Adjusted” basis. The “Pro Forma” basis reflects the sale of our Space & Technology/Montreal division, which was completed on November 28, 2005, and the anticipated sale of our SatNet division, as to which we have entered into a definitive sales agreement that is subject to certain conditions outside our control. In each case the pro forma presentation includes the application of the net cash sales proceeds of the sale to reduce outstanding indebtedness. The “Pro Forma, As Adjusted” basis also reflects our sale of 3,300,000 shares of common stock at an offering price of $16.70 per share, after deducting underwriting discounts and commissions and our estimated offering expenses, and the use of those net proceeds to repay approximately $26.8 million of borrowings outstanding under our credit facilities as of October 1, 2005, on a pro forma basis.
      You should read this table along with the sections headed “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our annual and interim financial statements and related notes, all of which are included elsewhere in this prospectus.

	As of October 1, 2005

			Pro Forma,
	Actual	Pro Forma	as Adjusted

	(In thousands)
Cash and cash equivalents	$15,770	$15,770	$40,076

Debt:
Revolving credit loan	54,497	26,797	—
Loans secured by real estate	14,130	14,130	14,130
Other debt	1,291	1,291	1,291

Total long-term debt	69,918	42,218	15,421
Stockholders’ equity:
Preferred stock	—	—	—
Common stock	1,117	1,117	1,447
Additional paid-in capital	69,069	69,069	119,842
Accumulated other comprehensive income	5,109	5,109	5,109
Retained earnings	45,722	45,722	45,722

Total stockholders’ equity	121,017	121,017	172,120

Total capitalization	$190,935	$163,235	$187,541

      The information above excludes:

•	1,294,138 shares of common stock issuable upon exercise of outstanding warrants and outstanding options under our stock option plans for employees and directors as of December 31, 2005, at a weighted average exercise price of $18.28;

•	703,293 shares of common stock available for future issuance under our stock option plans for employees and directors; and

•	495,000 shares issuable upon the exercise of the underwriters’ over-allotment option.

SELECTED CONSOLIDATED FINANCIAL DATA
      You should read this selected financial data with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our annual and interim financial statements and related notes, appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and balance sheet data as of December 31, 2003 and 2004 were derived from our audited consolidated financial statements that are included elsewhere in this prospectus, which reflect the reclassification of our SatNet division to discontinued operations. The statement of operations data for the years ended December 31, 2000 and 2001 and balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our annual consolidated financial statements not included in this prospectus, which reflect the reclassification of our SatNet division to discontinued operations. The statement of operations data for the nine-month periods ended October 2, 2004 and October 1, 2005 and balance sheet data as of October 1, 2005 was derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements were prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The interim-period results are not necessarily indicative of results for any other interim period or for the full year.

						Nine Months Ended
	Year Ended December 31,
						October 2,	October 1,
	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$187,429	$188,823	$221,749	$243,854	$246,518	$179,733	$226,162
Cost of sales	122,790	125,287	141,651	156,828	159,597	116,185	153,441
Selling, general and administrative expenses	39,413	41,826	49,033	55,283	58,907	43,634	48,403
Research and development expenses	14,682	17,460	16,589	15,853	16,482	12,740	11,656
Contract reserve adjustment	—	3,500	(3,500)	—	—	—	—
Write-down of NetSat 28 assets	2,891	—	—	—	—	—	—

Operating income	7,653	750	17,976	15,890	11,532	7,174	12,662
Non-operating income (expense)	173	604	(67)	450	1,085	1,234	453
Foreign exchange (loss) gain	—	(71)	357	(235)	(205)	(157)	(270)
Interest expense	(3,450)	(3,407)	(2,246)	(1,923)	(2,296)	(1,561)	(2,976)

Earnings (loss) from continuing operations before income taxes and accounting change	4,376	(2,124)	16,020	14,182	10,116	6,690	9,869
Income tax (expense) benefit	(984)	1,728	(4,592)	(3,964)	(2,823)	(1,867)	(3,356)

Earnings (loss) from continuing operations before accounting change	3,392	(396)	11,428	10,218	7,293	4,823	6,513
Discontinued operations
Gain/(loss) from discontinued operations	1,418	6,171	(3,260)	(51,689)	(7,928)	(4,719)	(13,594)
Income tax benefit (expense)	(319)	(908)	419	4,079	827	176	130

Earnings (loss) before accounting change	4,491	4,867	8,587	(37,392)	192	280	(6,951)
Cumulative effect of change in accounting principle	—	(351)	—	—	—	—	—

Net earnings (loss)	$4,491	$4,516	$8,587	$(37,392)	$192	$280	$(6,951)

Earnings (loss) per share:
Basic:
From continuing operations	$0.39	$(0.04)	$1.08	$0.95	$0.66	$0.44	$0.58
From discontinued operations	0.12	0.56	(0.27)	(4.44)	(0.64)	(0.41)	(1.20)
From cumulative effect of change in accounting principle	—	(0.04)	—	—	—	—	—

Net earnings (loss)	$0.51	$0.48	$0.81	$(3.49)	$0.02	$0.03	$(0.62)

Diluted:
From continuing operations	$0.38	$(0.04)	$1.06	$0.95	$0.65	$0.43	$0.58
From discontinued operations	0.12	0.56	(0.26)	(4.42)	(0.63)	(0.41)	(1.20)
From cumulative effect of change in accounting principle	—	(0.04)	—	—	—	—	—

Net earnings (loss)	$0.50	$0.48	$0.80	$(3.47)	$0.02	$0.02	$(0.62)

Weighted average number of shares:
Common	8,766	9,464	10,561	10,702	11,094	11,076	11,165
Common and dilutive common equivalent	8,912	9,464	10,731	10,785	11,237	11,238	11,214

	As of December 31,					As of
						October 1,
	2000	2001	2002	2003	2004	2005

	(In thousands)
Balance Sheet Data:
Working capital related to continuing operations	$40,275	$44,372	$41,120	$38,250	$82,438	$71,148
Total assets	216,113	236,816	256,303	228,549	255,078	265,094
Long-term debt, including current installments(1)	57,962	51,611	52,444	53,569	61,454	69,918
Stockholders’ equity	111,429	132,321	145,985	120,042	126,021	121,017

(1)	Following the completion of the third quarter of 2005, we completed the sale of our Space & Technology/Montreal division, and used the proceeds to repay $21.3 million of outstanding borrowings under our revolving credit facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We are a leading designer, manufacturer and marketer of advanced wireless communications products for diverse commercial, defense and government markets. We focus on the needs of the mobile information user and the increasing demand for wireless broadband communications. Our products enable communications across a variety of coverage areas, ranging from global to regional to within a single building. Our continuing operations include the following four business units:

•	Defense & Space Systems — Highly engineered hardware for satellites and defense electronics applications;

•	LXE — Rugged mobile computer terminals and other equipment for wireless local area networks;

•	SATCOM — Satellite communications antennas and terminals for aircraft and ground-based vehicles, other portable satellite terminals, and satellite ground stations for search and rescue operations; and

•	EMS Wireless — Base station antennas and signal repeaters for PCS/cellular systems.
      We sell our Defense & Space Systems products predominantly for defense applications. We sell our EMS Wireless products exclusively, and our LXE products predominantly, for commercial applications. We also sell the majority of our SATCOM products for commercial applications. Sales of products for U.S. government end-use comprised 14.7% of our total net sales in 2004 and 14.0% of our total net sales for the first nine months of 2005.
      During 2002, 2003 and 2004, our sales growth was driven mainly by our LXE business. The growth of our LXE business benefited from market acceptance of new product introductions and favorable exchange rates that encouraged export activity. More recently, during 2005, we benefited from high levels of orders for EMS Wireless base station antennas and related equipment by U.S. wireless service providers that were aggressively expanding and upgrading their network coverage footprints.
      Our sales to customers in the United States accounted for 64.3% of our net sales in 2004 and 74.4% of our net sales for the first nine months of 2005. The largest single geographic market for our products outside the U.S. has recently been the United Kingdom, which accounted for 6.6% and 4.5% of net sales in 2004 and the first nine months of 2005, respectively. Net sales from our non-U.S. markets have generally increased when the Euro and other local functional currencies have increased in value as compared with the U.S. dollar.
Description of Net Sales, Costs and Expenses

Net Sales
      The amount of net sales reported in a given period is the most significant factor affecting our operating profit. We sell our products through established networks of value-added-resellers and systems integrators who incorporate our products into the systems they sell to end-users. In addition to product sales, we also generate net sales from the sale of maintenance and repair services. Such service revenues have been approximately 10% of our net sales for each of the prior three years.
      We recognize net sales under most of our customer agreements when we ship units or perform services. If the customer agreement is in the form of a long-term contract (typical in our Defense & Space Systems division), we recognize net sales under the percentage-of-completion method, using the ratio of cost incurred to total estimated cost as the measure of performance.

Cost of sales
      We conduct most of our manufacturing efforts in our Atlanta-area facilities, including the manufacture of all of our LXE and Defense & Space Systems products, as well as all EMS Wireless products for the U.S. market. We manufacture EMS Wireless products for distribution outside the U.S. at our Brazilian facility. We manufacture all SATCOM products at our facility in Ottawa, Canada.
      Cost of sales includes the cost of materials, payroll and benefits for direct and indirect manufacturing labor, engineering and design costs, outside costs such as subcontracts, consulting or travel related to specific contracts, and manufacturing overhead expenses such as depreciation, utilities and facilities maintenance.
      Through our four divisions, we sell a wide range of wireless products into markets with varying competitive conditions; as a result, cost of sales, as a percentage of net sales, varies with each product. The mix of products sold in a given period is a significant factor affecting our operating income. In recent years, the cost-of-sales percentage has generally been lower for LXE and SATCOM products, as compared with products from our Defense & Space Systems and EMS Wireless divisions.
      The cost-of-sales percentage is principally a function of competitive conditions, but our SATCOM division is also directly affected by changes in foreign currency exchange rates. SATCOM derives most of its net sales from contracts denominated in U.S. dollars, but this Canada-based division incurs most of its costs in Canadian dollars. As the U.S. dollar weakens against the Canadian dollar, our reported manufacturing costs may increase relative to our net sales, which increases the cost-of-sales percentage.

Selling, general and administrative expenses
      Selling, general and administrative (“SG&A”) expenses include salaries, commissions, bonuses and related overhead costs for our personnel engaged in sales, administration, finance, human resources, information systems and legal functions. Also included in SG&A are the costs of engaging outside professional services such as legal consultation, auditing and tax compliance, as well as general corporate expenditures to other outside suppliers and service providers.

Research and development expenses
      Research and development (“R&D”) expenses represent the cost of our development efforts, net of any reimbursement under specific customer-funded R&D agreements. R&D expenses include salaries of engineers and technicians and related overhead expenses, the cost of materials utilized in research, and additional engineering or consulting services provided by independent companies. R&D costs are expensed as they are incurred. We also often incur significant development costs to meet the requirements of customer contracts in our Defense & Space Systems division, and we report these costs in our consolidated statements of operations as cost of sales.

Non-operating income, net
      Non-operating income, net, mainly includes the gain or loss on the sale or disposal of long-lived assets that are held and used.

Foreign exchange gains and losses
      We recognize foreign exchange gains and losses, mainly in our SATCOM and LXE divisions, related to assets or liabilities that are denominated in a currency different from the local functional currency. For our Canada-based SATCOM division, most trade receivables relate to contracts denominated in U.S. dollars; when the U.S. dollar weakens against the Canadian dollar, the value of SATCOM’s trade receivables decreases and foreign exchange losses result. For our LXE division’s Europe-based subsidiaries, most trade payables are in U.S. dollars and relate to their purchases of hardware from LXE for sale in Europe; when the U.S. dollar weakens against the Euro or other European currency, the value of the LXE subsidiaries’ trade payables decreases and foreign exchange gains result.

      We enter into forward currency contracts to manage our exposure to changes in foreign currency exchange rates. The notional amount of each forward currency contract is based on the amount of exposure for a specific asset or liability subject to changes in foreign currency exchange rates. We mark these contracts to market in our consolidated statements of operations.

Interest expense
      We incur interest expense related to our bank debt, principally credit facilities with U.S. and Canadian banks. The interest rates on most of our long-term debt are variable rates.

Income tax expense
      The main factor affecting our consolidated effective income tax rate each year is the relative proportion of taxable income that we earn in Canada, where we have a much lower effective rate than in the U.S. and other locations. The lower effective rate in Canada results from certain Canadian tax benefits for research-related expenditures.

Discontinued operations
      We reclassified the assets related to our Space & Technology/ Montreal and Satellite Networks divisions from “assets held and used” to “assets held for sale,” due to decisions to dispose of these operations in the third quarter of 2003 and the second quarter of 2005, respectively. Our discontinued operations have not been profitable for any of the prior three fiscal years or the first nine months of 2005, reflecting difficult market conditions for both divisions. We recorded an impairment charge of $4.0 million for our SatNet division in the third quarter of 2005, and additional impairment charges of $10.0 million and $1.7 million in the second quarter of 2005, and third quarter of 2004 respectively, for our Space & Technology/ Montreal division.

Results of Operations
      The following table sets forth certain items from our consolidated statements of operations as a percentage of net sales for the periods indicated.

				Nine Months Ended
	Years Ended December 31,
				October 2,	October 1,
	2002	2003	2004	2004	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	63.9	64.3	64.7	64.6	67.8
Selling, general and administrative expenses	22.1	22.7	23.9	24.3	21.4
Research and development expenses	7.5	6.5	6.7	7.1	5.2
Contract reserve adjustment	(1.6)	—	—	—	—

Operating income	8.1	6.5	4.7	4.0	5.6
Non-operating income (expense)	(0.1)	0.2	0.4	0.7	0.2
Foreign exchange (loss) gain	0.2	(0.1)	(0.1)	(0.1)	(0.1)
Interest expense	(1.0)	(0.8)	(0.9)	(0.9)	(1.3)

Earnings from continuing operations before income taxes	7.2	5.8	4.1	3.7	4.4
Income tax benefit (expense)	(2.0)	(1.6)	(1.1)	(1.0)	(1.6)

Earnings from continuing operations	5.2	4.2	3.0	2.7	2.8

Discontinued operations:
Loss from discontinued operations before income taxes	(1.5)	(21.2)	(3.2)	(2.6)	(6.0)
Income tax benefit	0.2	1.7	0.3	0.1	0.1

Loss from discontinued operations	(1.3)	(19.5)	(2.9)	(2.5)	(5.9)

Net earnings (loss)	3.9%	(15.3)%	0.1%	0.2%	(3.1)%

Nine Months ended October 1, 2005 and October 2, 2004
      Net sales increased by 25.9%, to $226.2 million from $179.7 million for the first nine months of 2005 as compared with the same period in 2004. Net sales grew at all divisions, including a $28.1 million increase at EMS Wireless. Net sales for EMS Wireless increased as a result of significant orders placed by several U.S. wireless service providers, beginning late in the first quarter of 2005, for our antenna products to expand and upgrade their network coverage footprints.
      Cost of sales, as a percentage of net sales, was 67.8% for the first nine months of 2005, compared with 64.6% for the same period of 2004. The increase in the cost-of-sales percentage was mainly due to the very high volume of sales at EMS Wireless, which typically carries a higher cost of sales, as well as a higher cost-of-sales percentage for a new model of base station antenna introduced in 2005.
      SG&A, as a percentage of net sales, decreased from 24.3% to 21.4%. The decrease in the SG&A percentage was related primarily to the large net sales increase at EMS Wireless and other divisions, which substantially increased the net sales over which we absorb fixed SG&A. Actual expenses increased by $4.8 million mainly due to an increased investment in sales and marketing expenditures in international markets by LXE, and the effect of changes in foreign exchange rates, which increased the reported costs of the international activities of our LXE and SATCOM divisions.
      R&D expenses decreased due to our planned transition from certain internal development programs at D&SS that neared completion to more contract-related efforts on these and other programs. Net R&D also decreased as our SATCOM division engaged in more R&D arrangements involving partial customer reimbursement.
      The most significant element of non-operating income for 2004 was a $938,000 pre-tax gain for the sale of unutilized real estate adjoining our facility in Montreal that occurred in March 2004.
      Interest expense increased from $1.6 million to $3.0 million due to higher interest rates and increased average debt levels.
      We recognized a 34% effective income tax rate in the first nine months of 2005 based upon management’s expected taxable income associated with various tax jurisdictions for the full year, which was higher than the 28% rate in 2004. This difference was due to a significantly higher proportion of earnings in 2005 being derived from the U.S., which has a higher effective rate than most other countries (especially Canada) in which we do business. Our low effective rate in Canada is due to research-related tax benefits. The overall effective rate for 2005 is subject to change, as management’s expectations may change for the taxable earnings associated with various tax jurisdictions.

Years ended December 31, 2004 and 2003
      Net sales increased to $246.5 million in 2004 from $243.9 million in 2003. The largest growth occurred at LXE with a net sales increase of $10.5 million, principally due to increased hardware sales, which we believe were related to our leadership in the introduction of new products, as well as favorable foreign exchange rates that enhanced market conditions in Europe. Net sales of our Defense & Space Systems division also increased approximately $2.3 million due to new orders for commercial applications of our antenna technologies. These increases in net sales were substantially offset by declines in net sales at EMS Wireless and SATCOM. We believe that EMS Wireless’ antenna markets were unfavorably affected in 2004 by consolidation in the telecommunications industry that delayed several carriers’ plans for system expansion. In 2004, net sales at SATCOM were the second highest in the division’s history, but were less than the record levels set in 2003, when orders benefited from new U.S. defense applications of SATCOM products.
      Cost of sales, as a percentage of net sales, increased slightly from 64.3% to 64.7%. A significant factor in the increase in the cost-of-sales percentage was the unfavorable effect of a stronger Canadian dollar on the costs associated with our Canada-based SATCOM division. These increases were somewhat offset by cost savings resulting from selective staff reductions at SATCOM.
      SG&A, as a percentage of net sales, increased to 23.9% from 22.7%, mainly due to an increase in the level of selling and marketing expenses in support of sales growth opportunities at LXE. An additional factor in the SG&A growth was the weaker U.S. dollar versus the Canadian dollar and the Euro, which raised the reported U.S. dollar-equivalent of SG&A expenses incurred in the Canada-based SATCOM division and in LXE’s international subsidiaries. The effect of these expense increases was offset somewhat by selective staff reductions at SATCOM.
      R&D expenses increased due to development initiatives such as the WIN-T program at D&SS and RFID technology at LXE.
      The most significant element of non-operating income for 2004 was a $938,000 pre-tax gain for the sale of unutilized real estate adjoining our facility in Montreal that occurred in March 2004.
      In 2004 and 2003, we reported net foreign currency losses of $205,000 and $235,000, respectively, which were mainly the result of a weaker U.S. dollar against the Canadian dollar.
      Interest expense increased to $2.3 million from $1.9 million, resulting from interest rate increases, as well as approximately $170,000 of bank fees associated with the extension of our previous revolving loan agreement and the new revolving credit facility initiated in December 2004.
      The consolidated effective income tax rate was 28% in 2004 and 2003, reflecting a comparable relative proportion of taxable income earned at our Canada-based SatNet division, which is subject to a much lower effective income tax rate than in the U.S. and other jurisdictions due to tax benefits for research-related expenditures.

Years ended December 31, 2003 and 2002
      Net sales increased from $221.7 million in 2002 to $243.9 million in 2003. LXE’s net sales increased $12.8 million due mainly to increased shipments of products, which we believe was related to an improved competitive environment and improved purchasing power of our customers as a consequence of the weakening U.S. dollar, as well as the introduction of new products that benefited all of our markets. SATCOM’s net sales increased $12.0 million due to higher unit sales of aeronautical and land mobile terminals for new U.S. defense applications.
      Cost of sales, as a percentage of net sales, increased slightly from 63.9% to 64.3%. The benefit to the cost-of-sales percentage that resulted from increased sales of our SATCOM products (which had a lower cost-of-sales percentage than our other products) offset the unfavorable effect of terminating a small product line that management determined was no longer compatible with our long-term business strategy.
      SG&A, as a percentage of net sales, increased to 22.7% from 22.1%, mainly due to an increase in the level of selling and marketing expenses in support of sales growth opportunities at LXE and SATCOM. An additional factor in the SG&A growth was the weaker U.S. dollar versus the Canadian dollar and the Euro, which raised the reported U.S. dollar-equivalent of SG&A expenses incurred in our Canada-based SATCOM division and in LXE’s international subsidiaries.
      R&D expenses decreased slightly in 2003 compared with 2002, because we completed certain long-term development efforts during 2003, including those for high-speed aeronautical terminals for SATCOM and new repeater products for EMS Wireless.
      In 2002, we recognized a $3.5 million non-operating benefit in the consolidated statement of operations related to the elimination of a reserve that had been established in 2001. We had accrued a $3.5 million contract reserve in 2001 for the potential settlement of an agreement to supply broadband aeronautical antennas to a customer. That customer was acquired in 2002 by a third party, and we subsequently negotiated a new long-term supply agreement with the acquiring company. Based on the terms of this new agreement and the strong financial position and creditworthiness of the acquiring company, we concluded that the reserve established in 2001 was no longer necessary.
      In 2003, we reported a net foreign currency loss of $235,000, which was mainly the result of a weaker U.S. dollar against the Canadian dollar. In 2002, the net foreign currency gain of $357,000 resulted primarily from a period during the year when the U.S. dollar strengthened against the Canadian dollar.
      Interest expense decreased to $1.9 million from $2.3 million due to lower interest rates and lower debt levels that resulted from positive operating cash flow. The average interest rate on the Canadian revolving credit facility did not change significantly, because the decline in the Canadian prime rate was offset by the increase in pricing of the credit facility based on the amendments to the Canadian credit facility agreement.
      Our overall effective tax rate was relatively unchanged, decreasing to 28% in 2003 from 29% in 2002.

Net Sales, Cost of Sales, and Operating Income (Loss) by Segment
      Our segment net sales, cost of sales as a percentage of respective segment net sales, and segment operating income (loss) for the years ended December 31, 2002, 2003 and 2004 and the nine months ended October 2, 2004 and October 1, 2005 were as follows:

				Nine Months Ended
	Years Ended December 31,
				October 2,	October 1,
	2002	2003	2004	2004	2005

	(In thousands, except percentages)
Net sales:
Defense & Space Systems	$52,779	$47,562	$49,815	$36,892	$38,023
LXE	88,229	101,075	111,575	79,960	89,111
SATCOM	32,724	44,736	39,693	28,546	36,408
EMS Wireless	48,001	51,381	45,418	34,568	62,620
Other	16	(900)	17	(233)	—

Total	$221,749	$243,854	$246,518	$179,733	$226,162

Cost of sales (percentage):
Defense & Space Systems	78.8%	78.6%	79.0%	79.2%	79.3%
LXE	59.1	59.9	60.0	59.8	60.3
SATCOM	53.3	58.2	60.0	57.9	60.4
EMS Wireless	61.0	63.8	66.0	65.7	76.1
Total	63.9%	64.3%	64.7%	64.6%	67.8%

Operating income (loss):
Defense & Space Systems	$4,792	$3,402	$2,614	$1,600	$2,524
Contract Reserve	3,500	—	—	—	—

Subtotal	8,292	3,402	2,614	1,600	2,524
LXE	4,797	6,966	7,262	4,634	4,705
SATCOM	3,960	5,026	1,713	1,293	2,887
EMS Wireless	2,432	2,529	(720)	(574)	3,005
Other	(1,505)	(2,033)	663	221	(459)

Total	$17,976	$15,890	$11,532	$7,174	$12,662

      Defense & Space Systems: Net sales for the first nine months of 2005 were comparable with the same period in 2004. Orders for long-term defense contracts generally increased in 2004, 2003, and 2002. The orders growth trend resulted in a record backlog of defense orders at the end of 2004, totaling almost $33 million. We believe the growth in orders activity, particularly in 2004, in defense markets has been related to the U.S. military’s increased commitment to enhance its communications, radar and electronic warfare capabilities. Net sales in 2004 also reflected greater activity for non-defense orders, including significant work to supply antennas for systems that provide live television on commercial aircraft. For 2003 compared with 2002, overall segment net sales decreased due to lower non-defense orders in 2003.
      Cost of sales, as a percentage of net sales, remained relatively unchanged for the nine month periods ended October 2, 2004 and October 1, 2005, and for the years ended December 31, 2004, 2003 and 2002.
      LXE: Net sales increased for the first nine months of 2005 compared with the same period in 2004. This growth in net sales was mainly due to an increase in product shipments for both the U.S. and international markets, which we attribute to market acceptance of our latest product offerings (especially vehicle-mounted computer models) that incorporate the Windows® CE operating system. Favorable exchange rates for the Euro and other foreign currencies compared with the U.S. dollar also influenced the increase in international net sales for the first nine months of 2005 as compared with the same period in 2004.
      Net sales for our LXE segment increased to $111.6 million in 2004 from $101.1 million in 2003 and $88.2 million in 2002. We believe the growth over this period was due to the continued expansion of our product line of rugged computers for logistics, our favorable position as a market leader, and the introduction of new partner and service programs. Additionally, we believe that our products’ marketability in Europe and other international markets has benefited from an improved competitive environment and a weakening U.S. dollar over the periods presented.
      Cost of sales, as a percentage of net sales, remained relatively stable for the nine months ended October 1, 2005 and October 2, 2004, as well as each of the years in the three years ended December 31, 2004.
      SG&A expenses increased significantly in the nine months ended October 1, 2005 as compared with the same period in 2004 due to an increased investment in sales and marketing expenditures in international markets and the effect of changes in foreign exchange rates.
      SATCOM: Net sales increased for the first nine months of 2005 as compared with the same period in 2004 due to continued growth in unit sales of high-speed-data aeronautical terminals reflecting growth in the military markets, and strong sales of a new aeronautical antenna product introduced in the third quarter of 2005. Most of the growth in SATCOM’s net sales during the years 2002, 2003 and 2004, was due to the continued growth of unit sales of high-speed-data aeronautical and land-mobile portable terminals. These terminals are typically installed on executive jets and on military aircraft and vehicles for senior U.S. military commanders. SATCOM’s record net sales in 2003 were due primarily to favorable timing of orders near the end of the year. On a normalized basis, we believe that our SATCOM division has shown continued sales growth over the previous three years.
      Cost of sales, as a percentage of net sales, was comparable in the first nine months of 2005 with the same period in 2004. The cost-of-sales percentage increased over the years 2002, 2003 and 2004, due to the continued weakening of the U.S. dollar compared with the Canadian dollar. This foreign exchange trend resulted in increased reported costs for our Canada-based SATCOM division relative to net sales from its customer agreements, most of which were denominated in U.S. dollars.
      EMS Wireless: Net sales for the first nine months of 2005 increased by 81.2% as compared with the same period in 2004, due to substantial orders placed by several U.S. wireless service providers, and one in particular, for our next-generation antenna products needed to expand and upgrade their network coverage footprints. For the year 2004, net sales decreased from the preceding year due to lower capital spending by our customers, which we believe related to uncertainty during a period of consolidation in the telecommunications industry. However, the decrease in antenna sales was partly mitigated by substantial growth in sales of repeaters, which set a new record in 2004. Net sales of antennas manufactured by our Brazilian subsidiary were also higher in 2004 compared with 2003, reflecting a period of build-out activity for wireless service providers in Latin American markets. For 2003, net sales increased from the preceding year due to higher unit sales of repeaters, which more than offset slightly lower antenna sales in 2003 to major U.S. wireless service providers.
      Cost of sales, as a percentage of net sales, increased for the first nine months of 2005 compared with the same period in 2004, due to an unusually high volume of sales of a newly-introduced model of antenna that had a higher cost-of-sales percentage than our traditional product line, and a related increase in warranty expense. The cost-of-sales percentage increased slightly in 2004 compared with 2003, due to additional engineering and manufacturing costs associated with the roll-out of our new antenna product in 2004. The cost-of-sales percentage increased in 2003 compared with 2002, due to pricing pressures in the domestic antenna market.
      Discontinued Operations: In the third quarter of 2003, our Board of Directors approved a formal plan to sell our Space & Technology/ Montreal division, and in the second quarter of 2005, our Board of Directors approved a formal plan to sell our SatNet operations, also located in Montreal. As a result, we have accounted for Space & Technology/Montreal and SatNet as discontinued operations and have classified these net assets as assets held for sale.
      On November 28, 2005 (subsequent to the end of the third quarter), we completed the sale of Space & Technology/Montreal.
      On December 22, 2005, we entered into a definitive agreement for the sale of the assets and operating liabilities of our SatNet division to a subsidiary of Advantech Advanced Microwave Technologies, Inc., or Advantech. Based upon the terms of the agreement, we expect to have accrued additional impairment charges of approximately $2.5 million in the fourth quarter of 2005. These impairment charges reflect the continued uncertainty of SatNet’s potential orders stream, and the resulting diminished near-term prospects for SatNet’s net sales and earnings. Consequently, the final negotiated purchase price in the agreement was materially less favorable to us than the sales price that we expected at the end of the third quarter of 2005, when we performed an impairment assessment based upon the terms of a non-binding letter of intent with Advantech.
      The 2005 pre-tax results from our discontinued operations were losses of approximately $13.6 million for the first nine months compared with a $4.7 million loss for the first nine months of 2004. These losses included an impairment charge of $4.0 million for our SatNet division that was recorded in the third quarter of 2005, and an impairment charge of $10.0 million for our Space & Technology/Montreal division that was recorded in the second quarter of 2005. These impairment charges were recorded to reflect the revised estimate of the fair value, less cost to sell, of these divisions based on discussions with potential purchasers. We also expect that the net proceeds, less cost to sell, received from the proposed sale of our SatNet division will result in an additional $2.5 million impairment charge in the fourth quarter of 2005. Although we completed the sale of our Space & Technology/Montreal division on November 28, 2005, we expect to record a significant operating loss for that division in the fourth quarter of 2005. In addition, we have reported operating losses in our SatNet division in the past, and we expect to continue to report operating losses in this division until we complete its sale.
      As is typical in a start-up situation, SatNet’s order stream is growing but uneven, which makes periodic sales volatile. In addition, the results from these Canada-based discontinued operations were adversely affected by a weaker U.S. dollar compared with the Canadian dollar. This change in foreign exchange rates increased the reported costs of both the Canada-based Space & Technology/Montreal and SatNet operations relative to sales from their customer agreements.
      The $7.9 million pre-tax loss from discontinued operations in 2004 related to two significant factors affecting the Space & Technology/Montreal division: two large commercial space contracts that experienced combined losses of $5.5 million due to engineering and supplier difficulties, and the recording of an additional $1.7 million charge to write-down the value of assets held for sale to their estimated fair value, less costs to dispose. In addition, the results from these Canada-based discontinued operations were adversely affected by a weaker U.S. dollar compared with the Canadian dollar. This change in foreign exchange rates increased the reported costs of both the Canada-based SATCOM and SatNet operations relative to sales from their customer agreements, most of which were denominated in U.S. dollars.
      The $51.7 million pre-tax loss from discontinued operations in 2003 reflected $34 million of losses for Space & Technology/Montreal from additional costs and reserve provisions for legacy commercial space programs, and additional costs of downsizing. Also significant in 2003 were a $13.5 million charge to write-down the Space & Technology/Montreal assets to estimated fair value, less costs to dispose, and a $2.9 million loss related to the disposal in 2003 of a small U.S.-based product line that had been accounted for as discontinued operations.
      The $3.3 million pre-tax loss from discontinued operations in 2002 related to losses on commercial space contracts at Space & Technology/Montreal and a loss incurred at our then start-up division, SatNet.
Liquidity and Capital Resources
      During the first nine months of 2005, net cash provided by continuing operating activities was approximately $6.9 million, primarily as a result of our net earnings from operating activities, an increase in payables and a decrease in inventories, partially offset by an increase in receivables from higher sales at

EMS Wireless. Discontinued operating activities used cash of approximately $9.6 million. Total debt increased by $8.5 million during the first nine months of 2005.
      On February 11, 2005, we amended our U.S. and Canadian credit facilities to increase the aggregate borrowing capacity from $55.0 million to $65.0 million and to add another financial institution in the U.S. and Canada to the group of creditors in the agreements. Under this amendment, the aggregate borrowing capacity of the credit facilities is $32.5 million in each of the U.S. and Canada for a total of $65.0 million.
      At October 1, 2005, we had $7.3 million available for borrowing in the U.S. and $200,000 available for borrowing in Canada under the respective credit facilities, after current borrowings and outstanding letters of credit. Largely as a result of the closing of our sale of the Space & Technology/Montreal division, as well as cash flow during the fourth quarter, at December 31, 2005, credit availability under these agreements had increased to $26.9 million in the U.S. and $8.5 million in Canada.
      Interest rates under both the U.S. and Canadian credit facilities are, at our option, a function of either the bank’s prime rate or LIBOR. A commitment fee equal to 0.5% per annum of the daily average unused credit in both the U.S. and Canada is payable quarterly.
      The credit facilities include a funded-debt-to-EBITDA covenant and a required minimum fixed charge coverage ratio. At the end of each of the first three quarters in 2005, we were not in compliance with the funded-debt-to-EBITDA covenant, and at the end of the second quarter of 2005 we were not in compliance with the minimum fixed charge coverage ratio. In each instance we received a bank waiver for non-compliance. We expect that as a result of anticipated earnings, positive cash flow and the closing of the sale of the Space & Technology/ Montreal division, we will be in compliance during future quarters. However, if we do not achieve these expectations, we may fail to comply with one or more covenants under our credit facilities, which would result in a default under the credit agreements unless we obtain further waivers. If we default under the credit facilities, the banks could accelerate the debt.
      The credit facilities also include a required minimum quarterly consolidated net worth, and various other debt covenants that are customary in such borrowings. These credit facilities also restrict our ability to declare or pay cash dividends.
      During the first nine months of 2005, discontinued operations used net cash of $10.5 million due to $5.4 million of higher receivables, caused by increased net sales and the timing of milestone payments on certain long-term contacts and due to a $5.1 million reduction in trade payables.
      Capital expenditures for the first nine months of 2005 were $7.6 million. These expenditures were applied primarily to the purchase of equipment that we believe will increase or enhance capacity and productivity.
      The sale of the S&T/ Montreal division subsequent to the end of the third quarter of 2005 resulted in repayment of $21.3 million of our Canadian credit facility. Potential additional payments may be received following closing upon determination of the extent to which accounts receivable, net of trade payables, exceed $1.0 million, and also in future years depending on the extent to which contractual in-orbit incentives are earned under the contract governing S&T/ Montreal’s role as payload subcontractor to MDA on the Canadian Radarsat-2 satellite program. The amounts available for borrowing under our Canadian credit facility were reduced by $15.0 million, but the credit available under our U.S. credit facility was automatically increased by an equal, offsetting amount. This reduction in the outstanding balance under the overall credit facilities should reduce the interest rate payable in the future, and allow us to more readily meet the debt-coverage covenants. The transaction also relieved us of certain restrictions, related to the Radarsat-2 program, on the use of $5.0 million of our cash and availability under the Canadian credit facility.
      Based upon the terms of the definitive agreement to sell the SatNet division, which was signed subsequent to the end of the third quarter of 2005, we expect to receive cash proceeds of approximately $6.4 million upon the closing of this transaction (expected in early 2006). These proceeds will be used to reduce our debt. We will also receive an unsecured note for $2.3 million repayable in three annual installments beginning in 2007.
      Except as reflected in the table below, as of October 1, 2005, our material contractual cash commitments and material other commercial commitments have not changed significantly from those disclosed in the Annual Report on Form 10-K/ A Amendment No. 1 for the year ended December 31, 2004.

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In millions)
Continuing Operations:
December 31, 2004 (no significant change to date):
Operating lease obligations	$13.2	$4.4	$6.7	$2.1	—
Deferred compensation	0.2	0.2	—	—	—
Foreign currency forward contracts, net	0.2	0.2	—	—	—
October 1, 2005:
Long-term debt, excluding capital leases	$69.5	$15.4	$42.3	$2.5	$9.3
Capital lease obligations	0.4	0.1	0.3	—	—
Interest on outstanding long-term debt(1)	12.7	1.3	7.5	1.6	2.3
Purchase commitments(2)	33.4	33.4	—	—	—
Discontinued Operations:
December 31, 2004 (no significant change to date):
Capital lease obligations	$0.4	$0.1	$0.2	$0.1	—
Operating lease obligations	1.0	0.5	0.5	—	—
Purchase commitments(2)	8.1	7.8	0.3	—	—
October 1, 2005:
Long-term debt, excluding capital leases(3)	$2.7	$0.5	$0.5	$0.5	$1.2

(1)	Assumes a reduction in revolving loan balance of $15.0 million upon the closing of the S&T/ Montreal sale, and the related reduction in variable interest rate as of the end of the fourth quarter of 2005 which remains unchanged until the loan matures in December of 2007.

(2)	Purchase commitments primarily represent existing commitments under purchase orders or contracts to purchase inventory and raw materials for our products. Most of these purchase orders and contracts can be terminated for a fee that is either fixed or based on when termination occurs.

(3)	Long-term debt for discontinued operations is included in liabilities related to assets held for sale on the consolidated balance sheets.
      Following is a summary of our material other commercial commitments as of October 1, 2005:

	Amount of Commitment Expiration per Period

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Other Commercial Commitments
Standby letters of credit as performance guarantees	$6,334	$1,064	$5,099	$171	—
      The Company has purchased standby letters of credit to satisfy performance guarantee requirements under certain customer contracts, and we have no obligations outstanding under these letters of credit as of October 1, 2005. We have deposited $2.6 million at a Canadian bank as collateral for a portion of these standby letters of credit and for outstanding foreign currency forward contracts. Such balances are classified as restricted cash on our consolidated balance sheets.

      Management believes that cash provided from operations and borrowings available under our credit agreements will provide sufficient liquidity to meet the operating and capital expenditure needs for existing operations during the next 12 months. To fund long-term growth, we may consider such measures as public or private offerings of debt or equity securities.
Critical Accounting Policies
      Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which often require the judgment of management in the selection and application of certain accounting principles and methods. We consider the following accounting policies to be critical to understanding our consolidated financial statements because the application of these policies requires significant judgment on the part of management and, as a result, actual future developments may be different from those expected at the time that we make these critical judgments.

Revenue recognition on long-term contracts
      Revenue recognition for fixed-price, long-term contracts is a critical accounting policy involving significant management estimates by the Defense & Space Systems and SATCOM divisions in continuing operations, as well as the Space & Technology/Montreal division previously included in discontinued operations. Long-term contracts use the ratio of cost-incurred to total-estimated-cost as the measure of performance that determines how much net sales should be recognized (percentage-of-completion method of accounting). Cost incurred and estimates of cost to complete include overhead expenses, which are applied at a budgeted rate; the budgeted overhead rate has historically been closely comparable with the periodic actual overhead rate, but any budget-versus-actual rate variance during an accounting period is expensed in that period, with no effect on net sales recognized.
      The determination of total estimated cost relies on engineering estimates of the cost to complete the contract, with allowances for identifiable risks and uncertainties. If changes in engineering estimates result in an expected cost overrun (i.e., the estimated cost to complete exceeds the net sales to be recognized on the remainder of the contract), then net sales recognized-to-date will be adjusted downward, so that the net sales to be recognized on the remainder of the contract will equal the estimated cost to complete. Engineering estimates are frequently reviewed and updated; however, unforeseen problems can occur to substantially reduce the rate of future net sales recognition in relation to costs incurred. As of October 1, 2005, we had recognized a cumulative total of $27.7 million in net sales from continuing operations under percentage-of-completion accounting, but which net sales were unbilled as of that date due to the billing milestones specified in the respective customer contracts.
      Two large contracts in discontinued operations that were accounted for under percentage-of-completion accounting experienced technical and supplier difficulties, resulting in increases to the estimated cost at completion totaling approximately $1.8 million and $4.2 million for the first nine months of 2005 and 2004, respectively. We provided reserves for identified risks that could cause cost increases in the future. The larger of the two contracts was essentially complete at the end of the second quarter of 2005, but on the remaining smaller contract, there is a risk that further unforeseen difficulties could cause increases to the cost at completion that exceed our provisions, resulting in further losses.
      Net sales under cost-reimbursement contracts in the Defense & Space Systems segment are recorded as costs are incurred and include an estimate of fees earned under specific contract terms. Costs incurred include overhead, which is applied at the division’s customer-approved rates. Fixed fees are earned ratably over the life of a contract. Incentive fees are based upon achievement of objective criteria for technical product performance or delivery milestones, although such fees may also be based upon subjective criteria (for example, the customer’s qualitative assessment of our project management). In all cases related to incentive fee arrangements, we do not record net sales until the fee has been earned under the terms of the contract.
      Net sales under all other contracts in the Defense & Space Systems and SATCOM segment, as well as all of our other segments, are recognized when units are shipped or services are performed.

Accounting for government research incentives
      Our accrual of research incentives from the Canadian government is a critical accounting policy involving management estimates for the SatNet and Space & Technology/ Montreal divisions in discontinued operations. These incentives are in the form of a cash reimbursement for a portion of certain qualified research expenditures. Incentives are recorded as a reduction of cost-of-sales, because the underlying research efforts primarily apply to development of technological capabilities for specific business opportunities. For the nine months ended October 1, 2005, total incentives earned were approximately $1.2 million, compared with $2.7 million for the nine months ended October 2, 2004. We have established procedures to identify qualified costs and to submit appropriate claims for reimbursement. All of these claims are subject to financial and scientific audits by the Canadian government to determine whether certain expenses qualified for incentive programs. Although historically these audits have not resulted in significant disallowances of previously accrued incentives, such disallowances in the future would have an unfavorable effect on our consolidated statements of operations.

Inventory valuation
      Management assesses inventory valuation based upon an analysis of the aging of the inventory and assumptions that management develops concerning how the value of inventory for specific products, markets or applications may decrease over time. Inventory write-downs are accounted for as adjustments to the related inventory’s cost basis, and reserves are reduced only upon subsequent sale, disposal or usage of the inventory, rather than upon any subsequent improvement in the inventory aging.

Evaluation of long-lived assets for impairment
      All long-lived assets on the consolidated balance sheet are periodically reviewed for impairment. If an indication of impairment arises, we test recoverability by estimating the cash flows expected to result from the long-lived assets under several different scenarios, including the potential sale of assets, as well as continued holding of the assets under several different kinds of business conditions. No long-lived assets that were classified as “held and used” were determined to be impaired as of October 1, 2005.
      The assets related to the Space & Technology/ Montreal and the SatNet divisions were reclassified from “assets held and used” to “assets held for sale,” due to decisions to dispose of these operations in the third quarter of 2003 and the second quarter of 2005, respectively. As a result, the Space & Technology/ Montreal and SatNet divisions were accounted for as discontinued operations, and the net assets held for sale were written down to their estimated fair values upon disposal.
      We recorded an impairment charge of $4.0 million for our SatNet division that was recorded in the third quarter of 2005, and additional impairment charges of $10.0 million and $1.7 million that were recorded in the second quarter of 2005, and third quarter of 2004 respectively, for our Space & Technology/ Montreal division. These impairment charges were recorded to reflect the revised estimate of the fair value, less cost to sell, of these divisions based on discussions with potential purchasers.
      On December 22, 2005, we signed a definitive agreement for the sale of the net assets of our SatNet division to Advantech. We expect to finalize the transaction in early 2006, subject to the satisfaction of certain conditions. We expect that the net proceeds, less cost to sell, received from the proposed sale will result in an additional impairment charge of approximately $2.5 million, which will be recorded in the fourth quarter of 2005.

Establishment of reserves for deferred income tax assets
      It is management’s current expectation that our Canadian operations will earn more than enough research-related tax benefits each year to offset any Canadian federal tax liability for any given year. As a result, we have reserved substantially all the net deferred tax assets associated with these research-related tax benefits (totaling approximately $41 million at the end of fiscal 2004), because they are unlikely to be realized. However, this reserve may be reduced, resulting in an income tax benefit to future consolidated statements of operations, if: (1) our profitability in Canada increases, which would increase the tax liability incurred in future years, or (2) the level of our qualified research in Canada decreases, which would lower the tax benefits earned in future years.
Effect of New Accounting Pronouncements
      In March 2005, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN No. 47 clarifies the conditions under which an entity would have sufficient information to apply an expected value technique to, and recognize a liability for, a conditional asset retirement obligation. This interpretation is effective for us no later than the end of the year 2005. We are still evaluating the impact of FIN No. 47 on our consolidated financial statements.
      In November 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin No. 43 Chapter 4.” SFAS No. 151 more clearly defines when excessive idle facility expense, freight, handling costs, and spoilage are to be current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overhead to the cost of conversion to be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are still evaluating the impact of SFAS No. 151 on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)). SFAS No. 123(R) eliminates the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued for Employees,” and requires us to use a fair-value based method of accounting for share-based payments. Under APB Opinion No. 25, no compensation cost related to stock options is recognized in the consolidated statements of operations. SFAS No. 123(R) requires that compensation cost for employee services received in exchange for an award of equity instruments be recognized in the consolidated statements of operations based on the grant-date fair value of that award. That cost recognized at the grant-date will be amortized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for that award. SFAS No. 123(R) had established an implementation date for non-small business issuers as the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005 the U.S. Securities and Exchange Commission ruled that filers did not need to comply with SFAS No. 123(R) until the beginning of the next fiscal year, which in our case is the first quarter of 2006. We are not planning early implementation of the provision of SFAS No. 123(R). We are still evaluating the impact of SFAS No. 123(R) on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to require that assets exchanged in a nonmonetary transaction are to be measured at fair value except for those exchanges of nonmonetary assets that lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. We are still evaluating the impact of SFAS No. 153 on our consolidated financial statements.
      In December 2004, the FASB issued FASB Staff Position 109-2, providing guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to a provision within the American Jobs Creation Act of 2004 or the AJCA, related to a deduction for certain foreign earnings that are repatriated. On October 22, 2004, the AJCA was signed into law. The AJCA includes a deduction of 85.0% of certain foreign earnings that are repatriated, as defined in the AJCA. The AJCA could potentially apply to repatriation of cumulative earnings by our European sales subsidiaries. We evaluated the potential application of the AJCA, and we decided not to repatriate any unremitted foreign earnings in 2005.

Quantitative and Qualitative Disclosures of Market Risk
      As of October 1, 2005, we had the following market risk sensitive instruments (in thousands):

Revolving credit loan with U.S. and Canadian banks, maturing in December 2007, interest payable quarterly at a variable rate (7.48% at the end of the quarter)	$53,043
Revolving credit loan with a bank in the United Kingdom, maturing in April 2006, interest payable monthly at a variable rate (5.05% at the end of the quarter)	1,454

Total market-sensitive debt	$54,497

      A 1.0% increase in the interest rates for our market-sensitive debt obligations would have increased interest expense by $140,000 for the quarter based on the average outstanding borrowings under these obligations.
      As of October 1, 2005, we also had intercompany accounts that eliminate in consolidation but that are considered market risk-sensitive instruments. Short-term amounts due to (from) the parent, payable (receivable) by LXE’s international subsidiaries arising from purchase of LXE’s products for sale were as follows:

	Exchange Rate	$U.S.
	($U.S. per Unit of	in Thousands
	Local Currency)	(Reporting Currency)

Australia	0.7643/Dollar	$934
France	1.2060/Euro	513
Canada	0.8613/Dollar	459
United Kingdom	1.7696/Pound	108
Netherlands	1.2060/Euro	80
Singapore	0.5918/Dollar	49
Italy	1.2060/Euro	94
Belgium	1.2060/Euro	56
Sweden	0.1294/Krona	29
Germany	1.2060/Euro	(2)

Total short-term due to parent		$2,320

      We have foreign currency risks associated with forward contracts as follows (in thousands, except average contract rate):

			Average	($U.S.) Fair
	Notional		Contract	Value
	Amount		Rate

Foreign currency forward contracts:
Continuing Operations:
Euros (sell for U.S. dollars)	250	Euros	1.1928	$—
U.S. dollars (sell for Canadian dollars)	9,500	Dollars	1.1720	105
Australian dollars (sell for U.S. dollars)	1,000	Dollars	0.7058	(40)

				$65

      We enter into foreign currency forward contracts in order to mitigate the risks associated with currency fluctuations on future cash flows.

BUSINESS
Overview
      We are a leading designer, manufacturer and marketer of advanced wireless communications products for diverse commercial, defense and government markets. We focus on the needs of the mobile information user and the increasing demand for wireless broadband communications. Our products enable communications across a variety of coverage areas, ranging from global to regional to within a single building.
      We operate in four business units, each of which is focused on a different aspect of wireless communications. These units share a common foundation in broadband and other advanced wireless technologies, which provides important technical and marketing synergies between our divisions and contributes to our ability to continually develop and commercialize new products for use in a wide array of mobile communications. Our product offerings include hardware for use in defense and commercial satellite communications, PCS/cellular networks and in-building wireless local area networks.
      We were founded in 1968 and have a strong history in the wireless communications industry. We initially concentrated on microwave components, products and technology and subsequently developed subsystems for one of the first electronically steerable antennas deployed in space. The expertise and technology we have developed during the past 38 years in this original business remain directly applicable to a range of our current defense and commercial products, including products for satellite, ground and airborne communications, as well as radar, signal intelligence and electronic countermeasure systems.
      In the early 1980’s, we developed a line of wireless mobile computers and local area network products for use in materials-handling applications. These products enable our industrial customers to connect mobile employees to central data networks and take advantage of sophisticated enterprise software and automatic-identification technologies such as bar-code scanning and RFID.
      Since the mid-1990’s, we have expanded into several new markets through the development or acquisition of additional product lines. In 1994, we began designing and manufacturing PCS/cellular base-station antennas, and since 2001 have also offered a line of in-building and outdoor repeaters for use with PCS/cellular systems. In addition, we have established an industry-leading position in the market for high-speed, two-way satellite communications antennas and terminals for use on aircraft and other mobile platforms, and we develop and market hardware and software for use by search-and-rescue and emergency-management organizations around the world.
      Today, our products address multiple markets and niches in the wireless communications industry, and focus on mobility and bandwidth. For example, equipment from three of our four divisions was utilized by government and commercial entities in response to Hurricanes Katrina and Rita to track the storms from both aircraft and satellites, to assess their aftermath, to provide communications for emergency vehicles, and to re-establish cellular phone coverage in areas where T1 backhaul lines were lost.
Our Market Opportunity
      The demand for mobile communications in commercial, defense, government and consumer markets has driven rapid growth in the wireless communications industry. The spread of wireless data systems has enhanced the ways data services are utilized and is fostering greater demand for bandwidth among mobile and remote users. The demand for continuous access to high-speed, two-way data connections is reflected in significant new products and applications that we have introduced in recent years. Examples include our antennas and data terminals that are used on corporate, military, government and commercial aircraft to provide passengers and crew with television, broadband services and in-air connection to secure networks; our improved PCS/cellular antennas and repeaters that generate stronger signals to more users in more locations; and our work on numerous Department of Defense programs to bring faster, higher-capacity communications to mobile war fighters.

      The common theme currently driving investments in wireless communications markets is the delivery of greater bandwidth to increasing numbers of mobile users. As equipment that expands mobility and bandwidth becomes more widely available, new applications are being developed and dependence on continuous high-speed data access continues to grow. During 2005, this growth was particularly evident in the build-out of PCS/cellular 3G systems to accommodate data and video services that require substantial bandwidth and high-quality signals. We believe that the evolution towards both greater mobility and bandwidth, not only in PCS/cellular markets but in wireless communications markets generally, favors wireless technology providers that are committed to building on existing technology through research and development, and that have the diverse technological capabilities and market exposure needed to identify and develop practical solutions and to commercialize them quickly and efficiently.
      We believe the strength of our technology, together with the nature and diversity of our products and markets, position us to benefit from the continuing growth of advanced wireless communications. For example:

•	We are an important supplier of highly engineered components and subsystems for certain sophisticated applications that support the U.S. military objective of information dominance through “transformational communications,” which is receiving strong backing in the defense budgeting and planning processes.

•	We are one of the leading providers of rugged computers and wireless data networks used for logistics applications in warehouses and container ports, markets that are well-established and steadily growing.

•	We are the leading provider worldwide of antennas and terminals for satellite-based high-speed, two-way data services to aircraft, which we believe will continue to experience significant growth.

•	We are a leading provider of wireless base station antennas and repeaters to the domestic PCS/cellular infrastructure market, which experienced rapid expansion during 2005.
Competitive Strengths

Technology Leadership
      Since our founding in 1968, we have been an innovative leader in the development and commercialization of wireless communications technologies. Early in our history, we pioneered the use of ferrite materials for electronic beam-forming, a practice that remains important in many sophisticated defense communications applications today. Our more recent innovations include the following products which we believe were the first in their respective markets: commercial airborne terminals for high-speed, two-way satellite data, antenna systems allowing commercial airlines to provide satellite television to passengers, and handheld wireless data terminal incorporating an integrated, FCC-approved, EPC Global-compliant RFID reader, and dual-polarized antennas for PCS/cellular base stations.

Commitment to Research and Development
      We continually devote significant resources to research and development that enhances and maintains our technological advantages and enables us to overcome the substantial technical barriers that are often encountered in the commercialization of sophisticated wireless communications hardware. During 2003, 2004 and the first nine months of 2005, we invested an aggregate of $44.0 million in company-sponsored research and development. In addition, our work under government and commercial contracts for new wireless communications hardware often leads to innovations that benefit us on future contracts and product development efforts. Approximately 21% of our employees hold engineering degrees, and our engineers actively participate in professional and industry technical conferences and working groups. As of December 31, 2005, our personnel have been awarded, and have assigned to us, 71 currently active U.S. patents and 75 foreign patents. In addition, at December 31, 2005 we had pending applications for approximately 45 U.S. and 95 foreign patents covering various technology improvements and other current or potential products.

Technological Synergies
      Although we conduct our businesses through separately managed business units, we have a variety of processes that facilitate technical exchanges and cooperation among them. We believe that our shared knowledge base and core expertise in wireless technologies create synergies among our various businesses. This provides us advantages in research and development, manufacturing, and sales and marketing, and better positions us as an important supplier of wireless technology and equipment to commercial, defense and government customers. An important recent example is LXE’s collaboration with antenna experts from each of our other three divisions that resulted in the development of one of the industry’s first commercially-available mobile forklift-mounted RFID reader.

Strong Customer Relationships
      During our 38 years of operations, we have developed cooperative and ongoing relationships with important commercial and government customers. We build and strengthen these relationships by anticipating and recognizing our customers’ needs, by working with them to understand how we should focus our internal innovation efforts, and by providing them with technologically advanced and cost-effective solutions coupled with excellent customer service. We continue to receive important orders and contracts from companies that first became our customers 20 or more years ago. We are particularly proud of the recognition that we have received from our customers, such as the Gold Award we received in 2004 from Northrop Grumman. This award recognized our successful efforts on a highly challenging and technically advanced defense satellite contract and was one of only 11 awarded among Northrop Grumman’s pool of subcontractors.

Diverse Global Customer Base
      We offer multiple wireless product lines to a diverse customer base through facilities in 12 countries. None of our customers was responsible for more than 10% of our annual net sales during any of the years ended December 31, 2002, 2003 and 2004 or for the first nine months of 2005, although we believe that net sales to a single wireless provider for end-use in its nationwide system expansion may ultimately account for approximately 14% of our net sales in 2005. 14.7% of our net sales in 2004 and 14.0% of our net sales for the first nine months of 2005 were from sales to various customers for U.S. government end-use. Additionally, 35.7% and 25.6% of our net sales for 2004 and the first nine months of 2005, respectively, were derived from sales to customers outside the U.S. We believe our geographically diverse customer base and broad range of products provide us ample opportunity to grow our business and help mitigate the effects of a downturn in any one of our markets.

Strong Manufacturing Capabilities
      For some of our products, particularly our defense applications, we have developed our own highly specialized domestic manufacturing capabilities. For others, we source components from foreign and domestic suppliers and primarily perform final assembly and test functions. Through our continuous efforts to improve our manufacturing processes, in recent years we have dramatically reduced the time required to ship our products in several commercial markets in which a short delivery cycle for custom-manufactured products is an important competitive factor. We have also achieved major reductions in the incidence of rework on highly engineered space and defense products. These efforts have both enhanced our ability to compete for new business and improved our profitability.

Strategy
      We will seek to continue to grow with the markets in which we have a leading position, expand our share in our other markets, and penetrate new markets, through our commitment to the following strategies:

Focus on Core Strengths and Growth Markets
      Our core strengths include technological expertise in high-speed wireless communications and our reputation and experience in broadband, defense and other advanced wireless markets. We will continue to focus our efforts on serving customers in growth markets, such as defense communications, RFID-based logistics systems, and airborne broadband communication, where these core strengths enhance our ability to commercialize new technologies and maintain a competitive advantage.

Further Expand Our Technology
      We intend to continue investing in the development and commercialization of our mobile high-speed data technologies. We have assembled a team of over 500 engineers and technical personnel who contribute to our development efforts. We believe this continuing investment will enable us to maintain technological leadership in our current products, to develop new capabilities, and to reduce our manufacturing costs and time-to-market.

Enhance Our Product Offerings
      During recent years we have introduced significant product enhancements, such as LXE’s transition of its line of rugged mobile computers to Windows® CE and integration of RFID capabilities, EMS Wireless’s introduction of remotely controllable electrical downtilt PCS/cellular antennas, and SATCOM’s steady increase in the bandwidth of its airborne data terminals. We will continue to improve our existing products and introduce innovative new products for our existing and prospective customers. We will also continue to invest in our ability to provide excellent after-sale support. These collective efforts will include working cooperatively with our customers to identify and respond to evolving market needs.

Expand our Margins
      We believe that significant potential operating leverage exists in each of our four divisions. We are continually taking steps to enhance our margins, including focusing on the development and sale of higher margin products and solutions. We are also focused on improving our manufacturing processes and capabilities, more effectively using our IT systems, and more closely managing our facility, personnel and developmental costs.

Selectively Pursue Acquisitions
      We intend to continue to pursue strategic acquisitions that broaden our product offerings, enhance our position within the markets that we currently serve, and provide us complementary technological or industry expertise. Examples of our approach include:

•	our 2004 acquisition of intellectual property and engineering capabilities enabling us to produce precision antenna positioners for use with certain of our products and defense programs;

•	our 2002 acquisition of critical technology used in our aeronautical high-speed-data terminals, and of related engineering capabilities that enable us to participate in the development of hardware and standards for future Inmarsat-based satellite data systems; and

•	our 2001 acquisition of a line of indoor and outdoor PCS/cellular repeaters and related technical capabilities, to broaden our PCS/cellular product line.

Our Markets and Products
      Our business is the design, manufacture and sale of advanced wireless communications products. We participate in selected markets within the broad wireless communications industry that typically require a high level of technical expertise, innovative product development, and in many cases specialized manufacturing capabilities. Although our businesses share a common heritage and focus on wireless communications, they address a variety of markets with different technical and manufacturing requirements, distribution channels, customers and purchasing processes. Accordingly, we are organized into four separately managed business units, as follows:

		Percentage of Net Sales

		Nine Months	Year Ended December 31,
		Ended
		October 1,
Business Unit	Primary Operations	2005	2004	2003	2002

Defense & Space Systems	Highly engineered hardware for satellites and defense electronics applications (primarily defense)	16.8%	20.2%	19.5%	23.8%

LXE	Rugged mobile computers and related equipment for wireless data collection (predominantly commercial)	39.4	45.3	41.4	39.8

SATCOM	Satellite communications antennas and terminals for aircraft and ground-based vehicles (majority commercial)	16.1	16.1	18.3	14.8

EMS Wireless	Base station antennas and signal repeaters for PCS/cellular systems (commercial)	27.7	18.4	21.1	21.6

Defense & Space Systems
      Our Defense & Space Systems unit principally develops advanced microwave-based hardware for use on satellites and in other defense electronics applications. Its products are also used in a number of commercial and civilian ventures, including high-capacity communications satellites, direct broadcast radio systems, and systems for bringing satellite television signals to the seat backs of commercial airliners. D&SS products are sold primarily to space and defense prime contractors or commercial communications systems integrators rather than to end-users, and are deployed on space, airborne, naval and terrestrial platforms. D&SS also performs research and development services directly for the U.S. Department of Defense.
      Defense markets are vital to our Defense & Space Systems business. Secure communications, as well as intelligence and surveillance systems, are being newly developed or significantly upgraded as part of Department of Defense initiatives to transform military communications and to achieve “information dominance” over adversaries. European defense ministries are also pursuing significant new and upgraded systems, particularly for satellite communications. D&SS provides defense customers with critical subsystems and components for terrestrial, airborne and space-based communication, and for radar and electronic warfare systems, and supports advanced surveillance, electronic counter-measure and secure communications capabilities. Our D&SS facilities meet requirements for performing on classified military programs, and over 170 of our personnel hold U.S. Department of Defense security clearances.

D&SS Product	Key Features/Benefits	Selected Applications	Programs/End-Users

Space Solutions	Microwave subsystems capable of high-frequency, low noise, high-power and fast switching, facilitating jam-resistant, secure mobile communications and surveillance	Direct Broadcast Television (incl. HDTV) Direct Broadcast Radio Earth Observation/ Environmental Sensing High-Rate Communications	DirecTV XMRadio, SIRIUS NPOESS, SARLupe, COSMO, other. AEHF, ANIK, Intelsat, Skynet5, Inmarsat, TSAT, other

Airborne & Terrestrial Solutions	Antenna and microwave subsystems supporting satellite communications, radar, signal intelligence, electronic warfare and line-of-sight communications	Airborne (Commercial) Airborne (Military) Maritime Terrestrial Smart Weapons	JetBlue, Frontier, WestJet, Virgin Blue Airlines F-22, ALQ-211, B2, CV- 22, other NMT, Phalanx WIN-T, other JCM, other

Standard Products & Engineering Services	Ferrite components controlling microwave signals
Positioners to precisely point optical sensors and microwave antennas

	Services for the maintenance, operation, and upgrade of precision tracking systems	Electronic warfare Direct Broadcast Television/Radio Earth Observation Satellites Precision Tracking	B2, F-14 DirecTV, Astra, XMRadio, SIRIUS CloudSat, SARLupe, other Trident II, NASA Shuttle Return to Flight, Sea Launch, LLC

LXE
      Our LXE business unit designs, manufactures and installs rugged mobile computers for use with WLANs. These systems enable a customer to collect data and transact supply chain execution events in real-time, which is critical to the speed and efficiency that sophisticated businesses are seeking in their materials-handling operations. LXE’s products are designed to operate in harsh environments and in settings with difficult radio-connectivity characteristics. They are used primarily in logistics applications such as distribution centers and container port operations, markets that LXE products first addressed in the early 1980’s. By providing network connectivity for mobile users, LXE’s products increase the accuracy, timeliness and convenience of data collection and information access. The increased use of improved computing and advanced automatic-identification technologies (such as voice recognition and RFID) and the widespread adoption of the 802.11 WLAN standard are creating new demand and applications in established industrial markets, as well as in other vertical markets, such as transportation and service applications.
      LXE’s rugged computers and WLANs have been installed at more than 7,500 sites worldwide, including the facilities of many Fortune 500 companies and some of the world’s largest materials-handling installations. In 2004 and the first nine months of 2005, approximately 50% of LXE’s net sales were generated outside the U.S.

      A typical LXE system consists of mobile computers that incorporate WLAN radios and automatic-identification capabilities, network access points that provide a radio link to the wired network and associated host computers, and software that manages and facilitates the communications process. LXE’s systems generally incorporate barcode scanning or other automatic-identification capabilities, and are increasingly based on the 802.11 open system standards. Uses include employment of real-time data communications in directing and tracking inventory movement in a large warehouse, manufacturing facility, or container yard. LXE products normally are used in conjunction with IT infrastructure products provided by others, such as host computer systems and inventory management or other applications software.
      LXE generally designs and manufactures the mobile computers it sells for use in wireless systems. In addition, LXE sells certain handheld models that it jointly designs with and purchases from original equipment manufacturers. LXE’s computers are intended to be either handheld or mounted on a forklift or other vehicle, and are ruggedized to withstand harsh conditions in warehouses and port facilities. Our latest generation of mobile computers has significantly more computing power than previous models, supports the Windows® and Windows® CE operating systems, and offers improved power-management features and superior ergonomics. Radio access points and other infrastructure products are generally acquired from third parties for resale and installation by LXE.
      During the past two years LXE has made a substantial research and development commitment to the emerging use of RFID technology in materials handling applications. It has now introduced what it believes to be the first FCC-approved rugged handheld terminal that incorporates an EPC Global-compliant RFID reader. Additionally, LXE has developed an effective forklift-mounted RFID antenna and reader system that will permit data collection from RFID tags as pallets of merchandise are assembled and relocated. Unlike portal-based RFID systems, the forklift-mounted mobile system will function throughout the warehouse, in real time, as handling operations are being conducted. In seeking to become a leader in RFID-based materials handling technology, LXE has been leveraging its long experience in mounting computer terminals and related hardware on industrial forklift vehicles, its extensive expertise in adapting radio-linked computer technology to the rigors of the warehouse environment, and the sophisticated antenna expertise available in each of our divisions.
Hardware is marketed both to end-users and to integrators (such as value-added resellers who provide inventory management software) that incorporate it with their products and services for sale and delivery to end-users.

Selected
LXE Product	Key Features/Benefits	Applications	Customers

Hand-Held Computers	Small, lightweight and rugged, providing true mobility	Warehousing, Logistics	Consumer Product Manufacturers, Third-Party Logistics Providers,
Retailers, Container Port
Operators
Vehicle-Mounted Computers	Heavier-duty design for use on forklifts, cranes, and other material handling vehicles

Wireless Networks	Communications link between mobile computers and local network, primarily based on 802.11 standard

Host Connectivity Software, Accessory Products, Maintenance Services	Industry-standard connectivity to various host computers; enhanced system functionality; extended service on either a contract or pay-as-you-go basis

SATCOM
      Our SATCOM unit supplies a broad array of terminals and antennas that enable end-users in aircraft and other mobile platforms, such as military command vehicles or over-the-road trucks, to communicate over satellite networks at a variety of data speeds. Portions of this business date to the early 1990’s, but we first organized SATCOM as a business unit in 2001, and the majority of its growth and major product expansions have occurred since that time.
      Reflecting the need for mobile communications in the business world, satellite communications systems of some type are now commonly used on corporate and commercial jets around the world. Current industry efforts are directed towards higher-speed satellite-based applications such as video, enterprise data systems and Internet access. To address these trends, SATCOM has introduced products that currently support in-air communications at data speeds of up to 256 kbs, which are adequate to provide e-mail and Internet access in addition to voice services. Even higher data speeds will become available when Inmarsat activates its fourth generation of communications satellites, which is currently expected to occur in 2006. As a leading developer of airborne terminals for use with Inmarsat’s Broadband Global Area Network (BGAN), our SATCOM division has designed and is introducing products that will support 432 kbs data speeds on a single channel, and even higher speeds in multi-channel configurations or through the use of compression technology. Although our Inmarsat terminals currently operate on the third-generation Global Area Network (GAN) system, we have already introduced aeronautical terminals that can be converted to BGAN service when it is initiated.
      SATCOM is the top supplier of antennas for satellite-based voice/data communications aboard corporate aircraft, with over two-thirds of this market. In excess of 1,000 of our antennas have been installed on over 35 different types of aircraft used for general aviation and corporate purposes. In addition, SATCOM supplies over 85% of all Inmarsat high-speed data terminals used aboard U.S. military command aircraft, and has supplied this equipment to the U.S. government executive jet fleet. Our antennas typically are mounted atop the jet’s tail fin and are automatically steered to remain pointed at a communications satellite during flight. However, we have also developed a high-speed data terminal that can be installed in, and removed from, military transport aircraft on an as-needed basis, using either our specially designed carry-on antenna or antennas that are already available on the aircraft. Approximately 60 of these systems currently provide various U.S. Army and Marine units with continuous communications capabilities while in transit aboard Air Force aircraft, and they can also be used in the field after they arrive at their destinations.
      Our SATCOM division has also pursued opportunities to meet satellite-based communications needs for ground-based vehicles, and offers two types of terminals for this market: low-speed satellite packet data terminals for messaging, telemetry and tracking applications, and higher-speed GAN terminals. SATCOM has been successful in supplying its land-based high-speed-data products to the U.S. and certain other military organizations, particularly for use in supplying data communications to remote command posts, or to mobile command posts located in vehicles, such as armored carriers. SATCOM also manufactures search-and-rescue ground stations and emergency-management software for use with the COSPAS-SARSAT satellite system.

      SATCOM’s hardware is typically marketed to third parties who incorporate it with their products and services for sale and delivery to end-users. However SATCOM’s emergency-management products are often marketed directly to end-user organizations.

SATCOM Product	Key Features/Benefits	Selected Applications	Customers

Aeronautical Antennas	Mechanically-steered antennas connected to an aircraft’s navigational system, steerable antenna systems for live television from broadcast satellites	High-End Corporate Jets, Private Jets, Military Helicopters, Military Transport and Surveillance	Gulfstream, Bombardier Honeywell, Dassault

Aeronautical Terminals	Provide aircraft operators with high-speed data (broadband) capability	Corporate Aircraft, Government and Military Aircraft, Air Transport	Corporate Aircraft Modification Centers, U.S. Department of Defense, Northrup Grumman, L3, Boeing, Rockwell-Collins, Honeywell, Thales

Inmarsat High-Speed Data Terminals	Worldwide access to corporate networks and the Internet using the Inmarsat satellite system	Military Transport, Peacekeeping, Media	U.S. Army, Canadian Department of National Defense, CNN

Satellite Packet Data Terminals	Two-way messaging and location information in North America, Mexico and Central America	Transportation, Public Safety, Workforce Automation, Oil and Gas Remote Monitoring and Control	Long-Haul Trucking Companies, Utilities, Law Enforcement Agencies

Emergency Management Products	Hardware and software features for Search and Rescue systems	Rescue and Mission Control Centers	Over 18 Governments Worldwide

EMS Wireless
      We believe our EMS Wireless division has the leading market share as a supplier of base-station antennas used by service providers in PCS/cellular communications networks in North America. EMS Wireless also designs and markets repeater products that enable PCS/cellular service providers to extend their usable signals into buildings, or into sparsely populated geographical areas. This business unit was first organized in 1994, and expanded into repeater products in 2001.
      The infrastructure to support land-based wireless communications has expanded to support growing demand, both domestically and internationally. During the mid-1990’s, the continuing growth of demand for cellular communications strained the capacity of traditional analog cellular systems that can carry only one call per channel of radio spectrum. As a result, in recent years most service providers have installed digital equipment to increase per-channel call capacity by factors ranging from three to eight. In addition, service providers have constructed PCS digital networks that operate at twice the frequency level of cellular systems; this provides the greater bandwidth necessary for an expanded range of voice and data services. However, PCS technology requires smaller cells than analog technology and, as a result, approximately four times the number of base stations to complete its geographical build-out.

      Emerging wireless data applications are creating additional opportunities for carriers to generate additional revenue from PCS/cellular networks by providing data-based services, such as Internet access, e-mail, music downloads and sharing of video images. Data-intensive services further expand the bandwidth per subscriber that PCS/cellular systems must accommodate, and also require consistent high-quality signal connections. To meet bandwidth requirements necessary to provide data-based applications, many carriers are currently building out 3G systems that include the additional cell sites and related infrastructure required to meet higher bandwidth and quality standards. Our participation in this process, and particularly in one carrier’s nationwide 3G buildout, contributed to rapid sales growth at EMS Wireless in 2005.
      EMS Wireless has an extensive line of base station antennas. Our leading antenna products employ polarization-diversity technology, which we introduced to the PCS/cellular markets in 1995. These antennas offer comparable or superior coverage and resistance to signal-fading, as compared to networks with conventional vertically-polarized antennas. In addition, this technology allows cell towers to be simpler, less expensive, and less obtrusive than conventional antenna towers. We also offer a full line of lower-priced, conventional antennas for both cellular and PCS networks. Newer products include antennas whose downtilt angle, and thus area of coverage, can be remotely adjusted to adapt to changing usage patterns and network configurations, and we also are introducing software that enables the system operator to manage these adjustments from its central office and without physical visits to the various affected cell sites. Other products include dual-band antennas that operate at both PCS and cellular frequencies, which is of increasing importance as industry consolidation results in carriers that hold multiple spectrum rights in single markets.
      Our outdoor repeater products enable service providers to extend or improve coverage in areas where usage does not warrant the expense of a new base station. Our in-building repeater products, which are designed to boost cellular/PCS signals indoors, include cable distribution products for use in small and medium buildings, and fiber-based products that can provide effective coverage in large facilities such as convention centers. We believe that in-building coverage is of increasing importance to service providers, particularly for those using PCS frequencies, which do not effectively penetrate into buildings.
      During the past year we introduced our DataNex line of repeaters that enable a wireless carrier to use its licensed spectrum for the backhaul connection between cell towers and the wired network. This approach can be particularly valuable as an alternative to expensive T1 connections for rural cellsites that have unused spectrum capacity, or in situations in which T1 lines are inoperative, as occurred in the aftermath of Hurricanes Katrina and Rita.

      Our wireless infrastructure products, along with accessory products, are marketed directly to service providers and to OEMs, both domestically and internationally.

EMS Wireless
Product	Key Features/Benefits	Selected Applications	Customers

Dual Polarization Antenna	Functionality of three vertically polarized antennas in one device. Compact configuration, less expensive investment	PCS/Cellular Towers	PCS/Cellular Carriers

Remotely Controlled Electronic Downtilt Dual Polarization Antennas	Dual polarization antennas with which carriers can adjust the shape and size of cell site coverage from the base of the tower or a central office	PCS/Cellular Towers	PCS/Cellular Carriers

Vertical Polarization Antenna	Lower-cost polarized antenna. Apply beam- shaping techniques of amplitude and phase weighting	Rural or Initial Urban Systems	PCS/Cellular Carriers

Repeaters/ Signal Distribution Products	Extend RF coverage either indoors or into rural or uneven terrain locations	Indoor and Rural/Remote RF Coverage Extension	PCS/Cellular Carriers and Integrators

Sales and Marketing
      Our Defense & Space Systems unit produces highly technical products that are often custom-designed. For these products, internal personnel with strong engineering backgrounds conduct significant sales efforts. D&SS also utilizes independent marketing representatives, both in the U.S. and internationally, selected for their knowledge of local markets and their ability to provide technical support and ongoing, direct contact with current and potential customers.
      The development of major business opportunities for our Defense and Space Systems business often involves significant bid-and-proposal effort. This work often requires complex, pre-award engineering to determine the technical feasibility and cost-effectiveness of various design approaches.
      The markets for space and defense electronics comprise a relatively small number of large customers, which are typically first or second-tier contractors. Our D&SS marketing efforts rely on ongoing communications with this base of potential customers, both to determine customers’ future needs and to inform customers of our capabilities and recent developments. Technical support and service after the sale are also important factors that impact our ability to maintain strong relationships and generate additional sales.
      The sales and marketing strategies for our other business units involve direct sales to end-users, and sales to third parties that incorporate our hardware with their products and services for delivery to end-users. Third parties include strategic partners, value-added resellers, original equipment manufacturers, distributors and independent marketing representatives in approximately 35 countries.
      LXE maintains a direct sales force across North America and salespersons working through nine international subsidiaries (seven in Europe), all assisted by inside sales and sales support staff. For EMS Wireless, sales and marketing is performed by an internal staff and three regional sales offices in North America, with international sales being handled by two employees based in Atlanta, and one representative each in Venezuela and Brazil. For marketing of SATCOM products, we rely on our relationships with major airframe manufacturers, avionics manufacturers, a network of completion centers that install aeronautical products, and value-added resellers.
Research, Development and Intellectual Property
      We spent $16.6 million, $15.9 million and $16.5 million in 2002, 2003 and 2004, respectively, and $11.7 million in the first nine months of 2005 on company-sponsored research and development. In addition, our work under government and commercial contracts for new wireless communications hardware often leads to innovations that benefit us on future contracts and product development efforts; most of the costs for this work are included with the overall manufacturing costs for specific orders.
      We use both domestic and foreign patents to protect our technology and product development efforts. As of December 31, 2005, we owned 71 currently active U.S. patents, expiring 2006 through 2023, and 74 non-U.S. patents expiring 2006 through 2020. We do not expect that any impending patent expirations will have a material effect on our business. In addition, at December 31, 2005, we had pending applications for approximately 45 U.S. and 94 foreign patents, covering various technology improvements and other current or potential products. We have maintained internal patent expertise since 2001, and expect to continue to expand our patent activities. However, we also believe that many of our processes and much of our know-how are more efficiently and effectively protected as trade secrets, and we seek to maintain that protection through the use of employee and third-party non-disclosure agreements, physical controls and need-to-know restrictions.
      In some cases, we rely on licenses from third parties under patent rights that could otherwise restrict our ability to market significant products. The principal instances of such licenses involve the integration of bar code scanners in certain of our LXE terminals under license from Symbol Technologies, Inc., or Symbol, the development and sale of RFID-based products by LXE under license from Intermec Corporation, or Intermec, and the sale of remotely controlled electronic down-tilt cellular/ PCS antennas by EMS Wireless under license from Andrew Corporation, or Andrew. In each case the licenses are non-exclusive, and are non-cancelable for the lives of the relevant patents except upon default by us.
Backlog
      The backlog of firm orders related to our continuing operations at October 1, 2005, was $90.3 million, compared with $84.4 million at December 31, 2004. EMS Wireless, LXE and many SATCOM customers typically require short delivery cycles; as a result, these units usually convert orders into net sales within a few weeks, and they do not build up an order backlog that extends substantially beyond one fiscal quarter. However, backlog is important for Defense & Space Systems, due to the long delivery cycles for its products. The backlog for D&SS at October 1, 2005, was $47.6 million compared with $55.9 million at December 31, 2004.
Manufacturing
      For some of our products, particularly those of Defense & Space Systems, we perform extensive manufacturing operations, including the formulation and fabrication of unique ferrite-based ceramic materials, precision machining, and the production of advanced integrated electronic circuitry. For other products, we primarily perform final assembly and test functions. Our manufacturing strategy is:

•	to perform those functions for which we have special capabilities and that are most critical to quality and timely performance;

•	to equip ourselves with the modern tools we need to perform our manufacturing functions efficiently;

•	to use outside sources for functions requiring specialized skills, or that do not offer attractive returns on internal investment in people and equipment; and

•	to continually seek ways to further improve the cost-effectiveness and time-to-market of our manufacturing operations.
      All of our production activities have been ISO-9000 certified. Our facilities, equipment and processes enable us to meet all quality and process requirements applicable to our products under demanding military and space hardware standards, and we are also certified by the Federal Aviation Administration and Transport Canada to manufacture equipment for installation on commercial aircraft.
Materials
      Materials used in Defense & Space Systems products consist of magnetic microwave ferrites, metals such as aluminum and brass, permanent magnet materials and electronic components such as motors, servos, transistors, diodes, integrated circuits, resistors, capacitors and printed circuit boards. Most of the raw materials for the formulation of magnetic microwave ferrite materials are purchased from two suppliers, while permanent magnet materials and space-qualified electronic components are purchased from a limited number of suppliers. Electronic components and metals are available from a larger number of suppliers and manufacturers.
      The electronic components and supplies, printed circuit assemblies, and molded parts needed for the standard products produced by our other business units are generally available from a variety of sources. However, LXE systems include barcode scanners in almost all orders, and a significant number of the scanners are purchased from an LXE competitor, Symbol Technologies, Inc. There are alternative suppliers that manufacture and sell barcode scanners, either independently or under license agreements with Symbol. We believe that many of LXE’s competitors also rely on scanning equipment purchased from or licensed by Symbol. In addition, LXE has a license agreement with Symbol that allows it to utilize Symbol’s patented integrated scanning technology in certain products.
      Our advanced technology products often require sophisticated subsystems supplied or cooperatively developed by third parties having specialized expertise, production skills and economies of scale. Important examples include critical specialized components and subsystems required for successful completion of particular D&SS programs, and application-specific integrated circuitry and computers incorporated into LXE products. In such cases, the performance, reliability and timely delivery of our products can be heavily dependent on the effectiveness of those third parties.
      We believe that our present sources of required materials are adequate, and that the loss of any supplier or subassembly manufacturer would not have a material adverse effect on our business as a whole. In the past, shortages of supplies and delays in the receipt of necessary components have not had a material adverse effect on shipments of our established products. However from time to time, the rollout of new standard products, and our performance on D&SS programs, have been adversely affected by quality and scheduling problems with developers/suppliers of critical subsystems. In some cases these problems have resulted in significant additional costs to us, and in difficulties with our customers. Such problems, should they continue to occur, may have a material adverse effect on us in the future.
Competition
      We believe that each of our business units is an important supplier in its principal markets. However, these markets are highly competitive, and some of our competitors have substantial resources that exceed ours. We also compete against smaller, specialized firms.
      D&SS competes with specialized divisions of large U.S. industrial concerns, such as Boeing, L3 Communications, Harris Corporation, Raytheon, M/ A-Com and Heico Corporation, as well as with such non-U.S. companies as COMDEV of Canada, and Chelton, Ltd of the U.K. Some of these companies, as well as others, are both potential competitors for certain contracts and potential customers on other contracts. In addition, D&SS experiences competition in the form of existing or potential customers’ choice between developing and manufacturing a product internally or purchasing it from us.

      LXE’s principal competitors include Intermec, Symbol, and Psion Teklogix. In SATCOM’s markets, we compete with companies including Thrane & Thrane, Chelton, Ltd., Tecom, Nera and Qualcomm. EMS Wireless competes with large U.S. and international companies, including Andrew, Powerwave, Radio Frequency Systems (a subsidiary of Alcatel), and Kathrein.
      We believe that the key competitive factors in all of our business units are product performance, technical expertise and ongoing support to customers, time-to-market, time-to-ship and adherence to delivery schedules, and price.
Facilities
      Our corporate headquarters and domestic operations are located in five buildings, two of which we own (comprising 250,000 square feet of floor space on 21 acres), as well as three that are leased (136,000 square feet, leases to expire in 2006 and 2009), all located in a suburb of Atlanta, Georgia. These facilities include clean rooms, a microelectronics laboratory, materials storage and control areas, assembly and test areas, offices, engineering laboratories, a ferrites laboratory, drafting and design facilities, a machine shop, a metals finishing facility, and painting facilities.
      We lease approximately 69,000 square feet of office and manufacturing space, primarily for SATCOM’s operations, located in Ottawa, Ontario (lease expiring in 2007).
      Our EMS Wireless division leases an 11,000 square-foot manufacturing facility in Curitiba, Brazil. The lease is annually renewable, and management expects to continue the lease on terms comparable to those of the current lease.
      We currently lease several small sites in the U.S., U.K., Europe and Australia for LXE sales offices and a SATCOM engineering facility. If any of these leases were terminated, we believe we could arrange for comparable replacement facilities on similar terms.
Employees
      As of December 31, 2005, we had approximately 1,200 employees and an additional 100 persons working under other contractual arrangements in our continuing operations. Approximately 60% of our personnel are directly involved in engineering or manufacturing activities. None of the employees of our continuing operations is represented by a labor union. Management believes that its relationship with its employees is good.
Government Regulation
      Certain of our products are subject to regulation by various agencies in both the U.S. and abroad. The radios used in the wireless networks sold by LXE, and in the satellite communications terminals sold by our SATCOM division, must have various approvals from the Federal Communications Commission and similar agencies in other countries in which those systems are sold. Our airborne satellite communications equipment requires certifications from the Federal Aviation Administration for installation on civil aircraft. In addition, a large portion of net sales of Defense & Space Systems is derived from government end-use contracts that are subject to a variety of federal acquisition regulations, including pricing and cost-accounting requirements, and in many cases subject to security requirements related to classified military programs. The European Union imposes standards for electrical safety and electromagnetic compatibility that affect many of our products sold in those countries.
      We believe that our products and business operations are in material compliance with current standards and regulations. However, governmental standards and regulations affect the design, cost and schedule for new products. In addition, future regulatory changes could require modifications in order to continue to market certain of our products.
      Our products for use in defense applications and on satellites are subject to the U.S. State Department’s International Traffic in Arms Regulations, and as a result we must obtain licenses in order to export these products, or to disclose their non-public design features to persons who are not citizens or permanent residents of the United States. We maintain trained internal personnel to monitor compliance, to educate our personnel on the restrictions and procedures, and to process license applications. At times, the licensing process has prevented us from working with non-U.S. suppliers on European or Asian space programs, and it also affects the extent to which we can involve our Canada-based engineers in Defense & Space Systems programs, or use D&SS engineers and capabilities to assist our Canadian divisions on their products or programs.
Legal Proceedings
      While our business routinely results in employment and contractual disputes, most are resolved without initiation of formal legal proceedings. In the opinion of management, no legal proceedings that are material to us are currently pending or threatened.
Discontinued Operations
      Satellite Networks. Our SatNet division offers ground-based hubs and user terminals for two-way, satellite-based broadband data communications, particularly well-suited for multimedia content, using the DVB-RCS open-standard system that we helped to pioneer. Our design maximizes power and bandwidth efficiency, resulting in superior performance and lower recurring costs for service providers and their end-users. The hubs manage the communications between the satellite and the service provider’s terrestrial network and also control and coordinate transmissions between the satellite and the individual users’ terminals. These terminals include an outdoor antenna unit and an indoor terminal that connects with the user’s computer, and is available in various transmit/receive frequency bands.
      To date, SatNet customers have been satellite service providers providing various specialized services, as well as business enterprises and other organizations having needs for high-speed data connections among widespread facilities, or with facilities in remote locations. Target customers for service providers are typically small businesses, home offices and high-end consumers who are otherwise unable to meet their communications needs due to location, limited access to terrestrial broadband systems, or high levels of required data transmissions. SatNet has also become increasingly involved in national projects in countries to provide high-speed satellite Internet connections for distance learning and health services.
      Although our SatNet division is a leading ground-segment hardware supplier in the emerging market for open-standards satellite communications systems, in the second quarter of 2005 we concluded that, in view of the uncertainties about the timing and path to profitability associated with SatNet’s status as a start-up business and the difficulty of providing the additional investment needed to support SatNet’s further development, the unit should be sold. We were also motivated in this decision by the benefits to our remaining businesses of an improved balance sheet and availability of capital to support their growth. Accordingly, for financial reporting purposes the SatNet operations have been moved to discontinued operations for all periods presented in our consolidated financial statements, and are not included in the discussions of our business appearing above.
      SatNet hardware is marketed both directly to service providers and enterprise end-users through a small sales force, and also to third-party integrators that incorporate it with their products and services for sale and delivery to service providers. This business unit competes with companies including EB Nera, Newtec, ViaSat, Gilat and Hughes Network Systems, and operates out of 30,000 square feet of office and manufacturing space located in Montreal (lease expiring in 2009).
      Our discontinued operations have approximately 79 employees as of December 31, 2005, of whom approximately 50 hold engineering degrees. Approximately 60 employees are represented by one of three labor unions. Management believes that its relationship with its labor force is good.

MANAGEMENT
      The following table sets forth information about our directors and executive officers, as of December 31, 2005:

Name	Age	Position

Corporate Management
Alfred G. Hansen	72	President and Chief Executive Officer, Director
Don T. Scartz	63	Executive Vice President, Chief Financial Officer and Treasurer
Timothy C. Reis	48	Vice President and General Counsel
Gary B. Shell	51	Vice President, Corporate Finance, Chief Accounting Officer
Operational Management
James S. Childress	61	Vice President; President and General Manager, LXE Inc.
Jay R. Grove	43	Vice President; Senior Vice President and General Manager, Defense & Space Systems Division
T. Gerald Hickman	65	Vice President; Senior Vice President and General Manager, EMS Wireless Division
Neilson A. Mackay	64	Vice President; Senior Vice President and General Manager, SATCOM Division
Donald F. Osborne	45	Vice President; Senior Vice President and General Manager, Satellite Networks Division
Independent Directors
John B. Mowell	71	Chairman of the Board
Hermann Buerger	61	Director
John R. Kreick	61	Director
Norman E. Thagard	62	Director
John L. Woodward, Jr.	59	Director
Corporate Management
      Alfred G. Hansen became President and Chief Executive Officer in January 2001. Mr. Hansen is a Director of the Company and chairs our Stock Incentive Plan Committee and is on the Science & Technology Committee. Mr. Hansen joined the Company as President and Chief Operating Officer in January 2000, after having become a Director in 1999. From 1998 through 1999, Mr. Hansen was President of A.G. Hansen Associates, Inc., Marietta, Georgia, an aerospace marketing and manufacturing consulting firm. From 1995 to 1998, Mr. Hansen served as Executive Vice President of Lockheed Martin Aeronautical Systems, with broad operational responsibilities for its aerospace business, and as a Vice President of its parent company, Lockheed Martin Corporation. Mr. Hansen retired from the U.S. Air Force in 1989 as a four-star general, serving in his last assignment as commander of the Air Force Logistics Command.
      Don T. Scartz was elected Executive Vice President of the Company in February 2003, and also currently serves as Chief Financial Officer and Treasurer, positions he has held since 1995 and 1981, respectively. Mr. Scartz also currently serves as the Chief Financial Officer of each of the Company’s operating subsidiaries. Formerly, he served the Company as Senior Vice President from 1995 to February 2003, as Vice President-Finance from 1981 to 1995, and as Secretary from 1982 to 1991. Mr. Scartz joined the Company as Controller in 1978. He served as Director of the Company from 1995 to 2003.
      Timothy C. Reis became Vice President and General Counsel of the Company in August 2005. He is also responsible for the legal affairs of the operating subsidiaries. Mr. Reis first joined the Company in

2001 as Assistant General Counsel. Previously, he was engaged in the private practice of law and as in-house counsel for United Parcel Service and for Manufacturers Hanover, a New York bank, focusing his practice on intellectual property and technology transactions.
      Gary B. Shell was appointed Chief Accounting Officer in May 2005 and has served as Vice President, Corporate Finance of the Company since 2004. He was Director, Corporate Finance from 1998 to 2004. He joined the Company in 1983 as Corporate Financial Analyst.
Operational Management
      James S. Childress was appointed as President and General Manager of our LXE division in 2001. He joined the Company in August 2000 as Vice President of Business Development at LXE. Prior to joining the Company, he served as Vice President of EG&G Technical Services, Inc., a leading provider of technical and support services to the U.S. Departments of Defense, Energy, Transportation, Treasury, Justice and Commerce, and to the National Aeronautics and Space Administration. Mr. Childress joined EG&G in 1998 following a distinguished career in the U.S. Air Force, where he focused on logistics and systems acquisition. In the Air Force, he attained the rank of major general, and last served as commander of the San Antonio Air Logistics Center.
      Jay R. Grove is Senior Vice President and General Manager of our Defense & Space Systems division. He accepted this position upon joining the Company in January 2001. Formerly, he was Director of Mobile SATCOM Systems for ViaSat, Inc., a California-based provider of advanced satellite communications, defense electronics, and wireless signal-processing equipment. Prior to his tenure at ViaSat, Mr. Grove contributed in management, marketing, and system engineering roles for defense electronics applications at Lockheed-Martin in Nashua, NH and TRW, Inc. in San Diego, CA.
      T. Gerald Hickman has been Senior Vice President and General Manager of our EMS Wireless division since March 2000. He joined the Company in 1988 as Vice President, Marketing, and prior to his current position was a Vice President of EMS Wireless.
      Neilson A. Mackay has served as Senior Vice President and General Manager of our SATCOM division since 2001. He joined the Company in January 1993, when the Company acquired an Ottawa, Ontario-based space satellite communications business where he was serving as President.
      Donald F. Osborne is Senior Vice President and General Manager for the SatNet division (discontinued operation), which was formed in 2003. Prior to that position, he served as Senior Vice President and General Manager of the Space & Technology/ Montreal operations. Mr. Osborne joined the Company in January 1999, when we acquired the Spar Satellite Products business, where Mr. Osborne had been serving as Vice President, Marketing since 1986. Mr. Osborne joined Spar in 1983 as a mechanical engineer.
Independent Directors
      John B. Mowell has served as Chairman of the Board of the Company since 2001, and has served as a Director since 1984. Mr. Mowell is a member of our Audit and Compensation Committees, and he is chairman of the Nominating & Governance Committee. He is President of Mowell Financial Group, Inc., Tallahassee, Florida, an investment counseling firm, and is a Director of both Capital City Bank, Tallahassee, FL, a subsidiary of Capital City Bank Group, Inc., and of Figg Engineering Group, Tallahassee, FL, a privately held firm engaged internationally in the design of concrete segmental bridges. Formerly, Mr. Mowell served as Chairman of the Board, from 1981 until 1990, and Chief Executive Officer, from 1985 until 1989, of Reflectone, Inc., Tampa, FL, a manufacturer of aircraft flight simulators and training systems for commercial and military markets. Mr. Mowell is also a past Chairman of the Florida State Board of Administration’s Investment Advisory Council for the $100 billion Florida state teacher’s retirement fund. He is Founding President, past Chairman and Chairman Emeritus of The Economic Club of Florida.

      Hermann Buerger joined our Board in 2003. Mr. Buerger is chairman of our Audit Committee. Until 2004, Mr. Buerger was Regional Board Member and CEO of the Americas, Commerzbank AG, where he held various management positions over a 30-year career. Mr. Buerger also serves as a member of the Independent Council of AMB Institutional Alliance Fund III.
      John R. Kreick has served as a Director since 2003. Mr. Kreick is chairman of our Science & Technology Committee and serves on the Audit and Nominating & Governance Committees. He has served as a private consultant on defense electronics matters and as Chairman of the Board of Draper Labs, a research center for NASA and the Department of Defense, since 1998 and 2001, respectively. From 1988 until March 1998, Dr. Kreick was President of a leading defense electronics firm, the Sanders division of Lockheed Martin Corporation, and was also a Lockheed Martin Vice President. Dr. Kreick has also served, since 1998, as a Director, and, for five months during 2003, as Chief Executive Officer, of The Pennichuck Corporation, a holding company for water-service utilities and real estate development in New Hampshire. He holds his Ph.D. in theoretical physics.
      Norman E. Thagard has served as a Director since 1998. Dr. Thagard is chairman of our Board’s Compensation Committee and serves on our Stock Incentive Plan and Nominating & Governance Committees. He has been Professor, Bernard F. Sliger Eminent Scholar Chair, Florida State University, since 1996, and Associate Dean of College Relations, College of Engineering, Florida A&M University-Florida State University, since 2002. During this time, he has also worked as an aerospace consultant. From 1978 until 1996, Dr. Thagard served as a NASA astronaut, participating in four Shuttle missions and one mission aboard the Russian Mir Space Station, for a total of 140 days in space. He holds advanced degrees in engineering science and as a doctor of medicine.
      John L. Woodward has served as a Director since 2003. Mr. Woodward serves on our Compensation, Stock Incentive Plan, and Science & Technology Committees. He has been an Associate Partner since 2003, and Senior Executive Vice President — National Security Business Development since 2005, at Accenture, a global management consulting, technology services and outsourcing company. He retired in 2002 from the U.S. Air Force as a Lieutenant General with 34 years’ experience. During his Air Force career, Mr. Woodward held a wide variety of positions related to communications and command and control systems, including experience with space operations and acquisition management. His last assignment prior to retirement was as Deputy Chief of Staff for Communications and Information, and Deputy Chief Information Officer, at Air Force Headquarters in Washington D.C. from 2000 until 2002.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information concerning shares of our Company’s common stock beneficially owned by the Company’s directors and named executive officers, persons who beneficially own more than 5% of our common stock. This information has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 based upon information furnished by the persons listed or contained in filings made by them with the Securities and Exchange Commission. Except as indicated in the footnotes below, (i) all information is provided as of December 31, 2005, and (ii) shareholders listed possess sole voting and investment power with respect to their shares.

			Approximate	Approximate
	Amount of		Percentage of	Percentage of
	Beneficial		Class Before the	Class After the
Name	Ownership		Offering	Offering

Kopp Investment Advisors, LLC and its Affiliates(1)	1,100,792	(1)	9.7%	7.5%
6500 Wedgewood Road
Maple Grove, MN 55311
Dimensional Fund Advisors, Inc.	956,615	(2)	8.4%	6.5%
1299 Ocean Avenue
Santa Monica, CA 90401
Eagle Asset Management, Inc.	845,205	(3)	7.5%	5.8%
880 Carillon Parkway
St. Petersburg, FL 33733-0520
Morgan Stanley	679,608	(4)	6.0%	4.6%
1585 Broadway
New York, NY 10036
Royce & Associates, LLC	811,346	(5)	7.2%	5.5%
1414 Avenue of the Americas
New York, NY 10019
Hermann Buerger	17,117	(6)	*	*
Alfred G. Hansen	232,955	(6)	2.0%	1.6%
John R. Kreick	12,406	(6)	*	*
John B. Mowell	77,126	(6)	*	*
Norman E. Thagard	22,680	(6)	*	*
John L. Woodward, Jr.	13,267	(6)	*	*
Don T. Scartz	106,831	(6)	*	*
Neilson A. Mackay	49,449	(6)	*	*
James S. Childress	43,492	(6)	*	*
All directors and executive officers as a group (14 persons)	702,355	(6)	5.9%	4.6%

*	Percentage of shares beneficially owned does not exceed 1%

(1)	As reported in a joint Schedule 13G filed with the SEC on January 20, 2006 by Kopp Investment Advisors, LLC, or KIA, and certain of its affiliates, KIA beneficially owns 900,792 shares; KIA has reported that as of such date it had sole voting power with respect to 832,317 shares, sole dispositive power with respect to 290,000 shares, and shared dispositive power with respect to 610,792 shares, with respect to all of which shares KIA disclaims beneficial ownership. KIA is a registered investment advisor and is wholly-owned by Kopp Holding Company, LLC, which is controlled by Mr. LeRoy C. Kopp through Kopp Holding Company. Kopp Holding Company, LLC, Kopp Holding Company and Mr. Kopp reported that they beneficially owned 900,792 shares, 1,024,292 shares and 1,100,792 shares respectively. Of the 1,100,792 shares beneficially owned by Mr. Kopp, such Schedule 13G reported that he had sole voting and dispositive power with respect to 200,000 shares.

(2)	As reported in a Schedule 13G filed with the SEC on February 6, 2006 by Dimensional Fund Advisors Inc., in its capacity as an investment advisor to four registered investment companies and as investment manager to certain commingled group trusts and separate accounts. Dimensional Fund Advisors Inc. disclaimed beneficial ownership of all such shares.

(3)	As reported in a Schedule 13F filed with the SEC on August 9, 2005.

(4)	As reported in a Schedule 13G filed with the SEC on February 15, 2005 by Morgan Stanley, in its capacity as the parent company of, and indirect beneficial owner of shares held by, one of its business units. Morgan Stanley has reported that as of such date, it beneficially owned 679,608 shares and that it had sole voting and dispositive power with respect to 665,249 such shares and shared voting and dispositive power with respect to 859 such shares.

(5)	As reported in a Schedule 13G filed with the SEC on January 18, 2006.

(6)	Includes shares that are subject to options exercisable within 60 days of December 31, 2005 in the amounts of 15,000 for Mr. Buerger, 167,800 for Mr. Hansen, 12,000 for Dr. Kreick, 31,688 for Mr. Mowell, 20,416 for Dr. Thagard, 12,000 for Mr. Woodward, 79,800 for Mr. Scartz, 36,575 for Dr. Mackay, 37,950 for Mr. Childress, and 515,404 for all directors and executive officers as a group. For Mr. Mowell, these totals also include 9,800 shares as to which he shares voting and investment power with a family member but disclaims beneficial interest.

      The percentage of shares beneficially owned after this offering is based on 14,642,707 shares of common stock to be outstanding after this offering. The percentage of shares beneficially owned after this offering includes the shares of common stock being offered by this prospectus but does not include the shares which are subject to the underwriters’ over-allotment option. Percentage ownership figures after the offering do not include any shares that may be purchased in this offering.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 75,000,000 shares of common stock, $.10 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share. As of December 31, 2005, there were 11,342,707 shares of common stock, and no shares of preferred stock, issued and outstanding. In addition, as of December 31, 2005, there were warrants outstanding and options outstanding under our stock option plans to purchase an aggregate of 1,294,138 shares of common stock at a weighted average exercise price of $18.28 per share, and options for an additional 703,293 shares may be granted in the future under our existing option plans. Our common stock is traded on the Nasdaq National Market under the symbol “ELMG.”
Common Stock
      Holders of our common stock are entitled to:

•	one vote for each share of common stock held;

•	receive dividends if and when declared by our Board from funds legally available for such purpose (we have not previously and do not currently plan to pay a dividend on our common stock); and

•	share ratably in our net assets, legally available to our common shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or holders of preferred stock, or provision for such payment.
Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Our outstanding common stock is fully paid and nonassessable.
Preferred Stock
      Our Board of Directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as the Board shall determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.
Liability Protection for Directors and Executive Officers
      Our articles of incorporation limit the liability of our directors to the maximum extent permitted by Georgia law. As a result, our directors are not personally liable to us or to our shareholders for any breach of duty based upon an act or omission, except in circumstances of (i) the appropriation of a business opportunity in violation of a director’s duty, (ii) intentional misconduct or knowing violation of law, (iii) the director obtaining an improper personal benefit, or (iv) any payment, dividend or distributions to shareholders in excess of statutory limits. We also provide indemnification to our directors and executive officers to the maximum extent permitted by Georgia law, and maintain directors’ and officers’ liability insurance.
Stockholder Rights Plan
      Effective April 6, 1999, our Board of Directors adopted a Stockholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of our common stock. Until the rights become exercisable, the rights trade automatically with our common stock and separate rights certificates will not be issued. Under the rights plan, if a person or group acquires 20% or more of our common stock without prior approval by disinterested members of our Board of Directors (or having acquired 20% with such approval acquires an additional 2% without approval), whether through open market or private purchases or consummation of a tender or exchange offer, then the rights held by all other shareholders become exercisable on favorable terms that would dilute the value of the shares held by the acquiring party. If we are acquired in a merger or other business combination that is not approved by a majority of the disinterested members of our Board, each right will entitle its holder to purchase shares of the acquiring company on similarly favorable terms.
      The rights are intended to enable all shareholders to realize the long-term value of their investment in the Company, by encouraging anyone seeking to acquire us to negotiate with our Board of Directors prior to attempting a takeover. Our Board may elect to have the Company redeem any nonexercisable rights at any time at its option at a redemption price of $.01 per right. The rights plan expires at the close of business on August 6, 2009.
Effects of Certain Provisions of Our Restated Articles of Incorporation, Bylaws and Georgia Law
      Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than two-thirds of the shares then outstanding and entitled to vote.
      Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 60 days before the anniversary date of our previous year’s annual meeting, or, in the event the date of the annual meeting is changed by more than 30 days, 60 days before the actual date of the meeting at which the proposal or nomination is to be considered. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.
      Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•	subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.
      The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.
      The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws.
Transfer Agent and Registrar
      SunTrust Bank is the transfer agent and registrar for our common stock.

UNDERWRITING
      Subject to the terms and subject to the conditions contained in an underwriting agreement dated February 9, 2006, a form of which has been filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Raymond James & Associates, Inc., Needham & Company, LLC and A.G. Edwards & Sons, Inc. are acting as representatives, have severally agreed to purchase from us the respective numbers of shares of common stock set forth opposite their names below:

Number of
Underwriter	Shares

Raymond James & Associates, Inc.	1,699,500
Needham & Company, LLC	1,023,000
A.G. Edwards & Sons, Inc.	577,500

Total	3,300,000

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters’ obligation is such that they are committed to purchase and accept delivery of all shares of common stock offered hereby if any of the shares are purchased, other than those covered by the over-allotment option described below.
      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 495,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter’s initial purchase commitment in this offering as set forth in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock.
      The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters for each share of our common stock and in total. This information is presented assuming both no exercise or full exercise of the underwriters’ option to purchase additional shares of common stock.

		Aggregate	Aggregate
	Per Share	Without Option	With Option

Underwriting discounts and commissions payable by us	$1.00	$3,300,000	$3,795,000
      We estimate that the total expenses of this offering that will paid by us, excluding the underwriting discounts and commissions, will be approximately $700,000.
      We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.60 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling items. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order from their customers for the purchase of shares of our common stock, in whole or in part.
      We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

      We, our directors and our executive officers have agreed that, for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly offer, sell, contract to sell, grant or otherwise dispose of (including short sales, sales against the box and/or other hedging or derivative transactions), or announce any intention to execute any of the foregoing, with respect to:

•	any shares of our common stock; or

•	any other securities convertible into, or exchangeable for, shares of our common stock or such similar securities, owned of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such person whether owned as of the date of this prospectus or acquired after the date of this prospectus, other than (i) the tender of shares of common stock to us for the purpose of paying the exercise price and any applicable withholding taxes in connection with the exercise of outstanding stock options granted by us, (ii) the transfer of shares of common stock to us in connection with the repurchase of such shares by us, (iii) the sale of our common stock pursuant to a written trading plan entered into prior to the date of this prospectus and designed to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, (iv) a bona fide gift of our common stock, provided that the donee agrees to be bound by the foregoing terms, or (v) the transfer of our common stock by will or intestacy, or to a trust the beneficiary of which is a family member of the transferor, provided that prior to any such transfer each transferee agrees to be bound by the foregoing terms. We may, during this time, grant options and issue shares upon the exercise of options.
      We have been advised by Raymond James & Associates, Inc. that the decision to waive or shorten any lock-up period will be made by Raymond James & Associates, Inc. on a case-by-case basis after considering such factors as the then-current equity market conditions, the performance of our stock price since the offering and the likely impact of any waiver on our future stock price performance, and the requesting party’s motivation for making the request.
      Until the offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchase of our common stock until the time, if any, at which a stabilizing bid is made.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.
      A prospectus in electronic format may be available on the Internet sites of, or through other online services maintained by, the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online. In addition, the underwriters participating in this offering may distribute prospectuses electronically.

      Some of the underwriters have in the past provided, and may, from time to time, in the future provide advisory and other financial services to us for which they have in the past received, and may in the future receive, customary fees and expenses. In addition, Eagle Asset Management, Inc., an affiliate of Raymond James & Associates, Inc., and Needham Investment Management, an affiliate of Needham & Company, LLC, beneficially own approximately 7.5% and 4.7% of our common stock, respectively. Needham & Company, LLC currently holds warrants issued in 2001 to purchase 66,400 shares of our common stock.
LEGAL MATTERS
      Kilpatrick Stockton LLP will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Alston & Bird LLP.
EXPERTS
      The consolidated financial statements and schedule of EMS Technologies, Inc. and subsidiaries as of December 31, 2004, and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included or incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that EMS Technologies, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following regarding such material weaknesses: (a) the Company’s policies and procedures did not provide for sufficient oversight and review of revenue recognition for multiple deliverables under contracts involving delayed delivery of equipment, related software and future services that are supplemental to the primary equipment sold, (b) the Company’s policies and procedures did not provide for effective oversight and review of the accounting for purchase price variances on certain purchased materials, and (c) the Company’s policies and procedures did not provide for effective oversight and review of the accounting for the effect of significant foreign exchange fluctuations on the value of long-term contracts denominated in a currency other than the functional currency.
      The consolidated financial statements and schedule of EMS Technologies, Inc. and subsidiaries as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and Ernst & Young LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing. The audit report of KPMG LLP refers to a change in accounting for goodwill and other intangible assets in 2002.
      The consolidated financial statements and schedule of EMS Technologies Canada, Ltd. as of December 31, 2003, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of Ernst & Young LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
DOCUMENTS INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any documents we subsequently file with the SEC under Section 13(a),

13(c), 14 or 15(d) of the Exchange Act prior to the termination of any offering of securities made by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Amendment No. 1 and Amendment No. 2 thereto on Form 10-K/A;

•	Our Quarterly Report on Form 10-Q for the fiscal quarters ended April 2, 2005, July 2, 2005, and October 1, 2005;

•	Our Current Reports on Form 8-K, dated February 10, 2005, February 17, 2005, April 21, 2005, May 24, 2005, May 31, 2005, November 3, 2005, December 2, 2005, and December 23, 2005; and

•	The description of capital stock contained in our Registration Statement Form 8-A/A filed on April 12, 1999.
      Upon written or oral request, we will provide without charge to each person to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to EMS Technologies, Inc: Attn: Investor Relations, 660 Engineering Drive, Norcross, Georgia 30092, telephone number 770-263-9200.
      Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the SEC. The materials can be read and copied at the SEC’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800SEC-0330 for further information on the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including EMS Technologies, Inc. Our website, which contains links to the information we file with the SEC, is www.ems-t.com. Information on our website is not part of this prospectus.
      This prospectus is part of a registration statement filed on Form S-3 with the SEC under the Securities Act. It does not contain all of the information set forth in the registrations statement and its exhibits, which have been filed electronically and may be obtained as provided in the preceding paragraph.
      Any statement contained in this prospectus concerning the provisions of any document is not necessarily complete, and is qualified in its entirety by reference to the copy of such document filed as an exhibit to the registration statement or otherwise on file with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Annual Consolidated Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations —
Years ended December 31, 2004, 2003 and 2002	F-4
Consolidated Balance Sheets —
December 31, 2004 and 2003	F-5
Consolidated Statements of Cash Flows —
Years ended December 31, 2004, 2003 and 2002	F-6
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) —
Years Ended December 31, 2004, 2003 and 2002	F-8
Notes to Consolidated Financial Statements	F-9
Interim Consolidated Financial Statements (Unaudited):
Consolidated Statements of Operations —
Nine Months ended October 1, 2005 and October 2, 2004	F-33
Consolidated Balance Sheets —
October 1, 2005 and December 31, 2004	F-34
Consolidated Statements of Cash Flows —
Nine Months ended October 1, 2005 and October 2, 2004	F-35
Notes to Consolidated Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
EMS Technologies, Inc.:
      We have audited the accompanying consolidated balance sheets of EMS Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of EMS Technologies Canada, Ltd., a wholly-owned subsidiary, which financial statements reflect total assets constituting 34% as of December 31, 2003, and total net sales constituting 27% and 36% for the years ended December 31, 2003, and 2002, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EMS Technologies Canada, Ltd., is based solely on the report of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMS Technologies, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.
KPMG LLP
Atlanta, Georgia
March 30, 2005, except as to
notes 1 and 2, which are as
of January 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors of
EMS Technologies Canada, Ltd.
      We have audited the consolidated balance sheets of EMS Technologies Canada, Ltd. (the “Corporation”) (a wholly owned subsidiary of EMS Technologies, Inc.) as of December 31, 2003, and the related consolidated statements of operations, stockholder’s equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2003, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.
      Since the accompanying consolidated financial statements have not been prepared in accordance with accounting principles generally accepted in Canada and our audits have not been conducted in accordance with auditing standards generally accepted in Canada, these financial statements will not satisfy the reporting requirements of Canadian statutes and regulations. The financial position of the Corporation as of December 31, 2003, and the related consolidated statements of operations, stockholder’s equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2003, might be significantly different if the consolidated financial statements had been prepared in accordance with accounting principles generally accepted in Canada.

Ernst & Young LLP
Chartered Accountants
Ottawa, Canada,
February 6, 2004
(except with respect to notes 3(b) and 21; which
are as of January 6, 2006)

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31

	2004	2003	2002

	(In thousands, except net earnings
	(loss) per share)
Net sales (note 12)	$246,518	$243,854	$221,749
Cost of sales	159,597	156,828	141,651
Selling, general and administrative expenses	58,907	55,283	49,033
Research and development expenses	16,482	15,853	16,589
Contract reserve adjustment (note 14)	—	—	(3,500)

Operating income	11,532	15,890	17,976
Non-operating income (expense)	1,085	450	(67)
Foreign exchange (loss) gain	(205)	(235)	357
Interest expense	(2,296)	(1,923)	(2,246)

Earnings from continuing operations before income taxes	10,116	14,182	16,020
Income tax expense (note 9)	(2,823)	(3,964)	(4,592)

Earnings from continuing operations	7,293	10,218	11,428
Discontinued operations (note 2):
Loss from discontinued operations before income taxes	(7,928)	(51,689)	(3,260)
Income tax benefit	827	4,079	419

Loss from discontinued operations	(7,101)	(47,610)	(2,841)

Net earnings (loss)	$192	$(37,392)	$8,587

Net earnings (loss) per share (note 8):
Basic:
Earnings from continuing operations	$0.66	$0.95	$1.08
Loss from discontinued operations	(0.64)	(4.44)	(0.27)

Net earnings (loss)	$0.02	$(3.49)	$0.81

Diluted:
Earnings from continuing operations	$0.65	$0.95	$1.06
Loss from discontinued operations	(0.63)	(4.42)	(0.26)

Net earnings (loss)	$0.02	$(3.47)	$0.80

Weighted average number of shares (note 8):
Common	11,094	10,702	10,561
Common and dilutive common equivalent	11,237	10,785	10,731
See accompanying notes to consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	(In thousands,
	except share data)
ASSETS (note 7)
Current assets:
Cash and cash equivalents (note 11)	$14,553	$14,180
Restricted cash (note 11)	4,715	—
Trade accounts receivable, net (notes 4 and 11)	75,370	65,568
Inventories (note 5)	33,408	30,387
Deferred income taxes, net (note 9)	1,362	2,208
Assets held for sale (note 2)	64,710	55,025

Total current assets	194,118	167,368

Property, plant and equipment:
Land	1,150	2,174
Buildings and leasehold improvements	15,166	15,000
Machinery and equipment	70,160	66,546
Furniture and fixtures	8,061	7,318

	94,537	91,038
Less accumulated depreciation and amortization	63,068	57,579

Net property, plant and equipment	31,469	33,459

Deferred income taxes, net — non-current (note 9)	4,604	2,679
Intangible assets, net of accumulated amortization of $2,568 in 2004 and $1,533 in 2003 (note 6)	3,990	3,121
Goodwill	13,526	13,526
Other assets	7,371	8,396

	$255,078	$228,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (notes 7 and 11)	$3,462	$38,032
Accounts payable (note 11)	23,840	17,962
Income taxes payable	1,726	—
Accrued compensation costs	6,232	7,811
Accrued retirement costs (note 10)	2,453	2,637
Deferred service revenue	5,214	4,730
Liabilities related to assets held for sale (note 2)	24,095	18,877
Other current liabilities	4,043	2,921

Total current liabilities	71,065	92,970
Long-term debt, excluding current installments (notes 7 and 11)	57,992	15,537

Total liabilities	129,057	108,507

Stockholders’ equity (note 8):
Preferred stock of $1.00 par value per share
Authorized 10,000,000 shares; none issued	—	—
Common stock of $.10 par value per share
Authorized 75,000,000 shares, issued and outstanding 11,164,000 in 2004 and 10,926,000 in 2003	1,116	1,093
Additional paid-in capital	69,058	64,988
Accumulated other comprehensive income — foreign currency translation adjustment	3,174	1,480
Retained earnings	52,673	52,481

Total stockholders’ equity	126,021	120,042

Commitments and contingencies (notes 3, 7, 13, 15 and 16)	$255,078	$228,549

See accompanying notes to consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31

	2004	2003	2002

	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$192	$(37,392)	$8,587
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and other intangibles amortization	8,158	8,097	7,634
Deferred income taxes	(1,079)	(1,414)	1,780
Gain on sale of assets	(1,082)	(659)	—
Loss from discontinued operations	7,101	47,610	2,841
Changes in operating assets and liabilities, net of effects of acquisition:
Trade accounts receivable	(8,837)	9,782	(5,922)
Inventories	(2,012)	(670)	(647)
Accounts payable	5,442	(3,144)	(3,705)
Income taxes payable	4,580	(2,175)	2,060
Accrued costs, deferred revenue, and other current liabilities	(1,275)	1,561	1,189
Other	803	(2,989)	51

Net cash provided by operating activities in continuing operations	11,991	18,607	13,868
Net cash provided by (used in) operating activities in discontinued operations	(9,220)	(17,370)	1,531

Net cash provided by operating activities	2,771	1,237	15,399

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,320)	(7,153)	(7,312)
Payments for asset acquisitions	(1,754)	—	(300)
Proceeds from sale of assets	2,846	1,759	—

Net cash used in investing activities in continuing operations	(4,228)	(5,394)	(7,612)
Net cash used in investing activities in discontinued operations	(2,448)	(1,724)	(7,422)

Net cash used in investing activities	(6,676)	(7,118)	(15,034)

Cash flows from financing activities:
Net increase (decrease) in revolving debt	8,991	(68)	1,367
Increase in restricted cash	(4,715)	—	—
Proceeds from new term debt	—	—	2,446
Repayment of term debt	(3,667)	(2,321)	(5,065)
Deferred financing costs paid	(1,063)	—	—
Proceeds from exercise of stock options, net of withholding taxes paid	3,709	3,765	1,533

Net cash provided by financing activities	3,255	1,376	281

Net change in cash and cash equivalents	(650)	(4,505)	646
Effect of exchange rates on cash	1,023	6,255	7
Cash and cash equivalents at January 1	14,180	12,430	11,777

Cash and cash equivalents at December 31	$14,553	$14,180	$12,430

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,657	$3,386	$3,520
Cash paid for income taxes	562	2,043	535

Noncash Investing and Financing:
      In April 2002, the Company acquired Ottercom Ltd., a leading provider of Inmarsat communication terminals located in Tewkesbury, UK. Ottercom Ltd. products include critical components for EMS SATCOM’s high-speed aeronautical data products. The company, now called EMS SATCOM UK, Ltd., operates as a unit of the Company’s SATCOM segment. Management believes that this acquisition has strengthened the Company’s presence in global mobile Internet/e-mail access and communications, and enables the Company to broaden its wireless product offerings and in-house development capability.
      To accomplish this transaction, the Company issued 81,245 new shares of its common stock (valued at $1.9 million) and assumed liabilities totaling approximately $1.2 million. No goodwill was recognized in this transaction; rather, the $3.1 million total of net assets acquired was recorded as an intangible asset on the consolidated balance sheet. This intangible represents the value at the acquisition date of Ottercom Ltd.’s satellite communications technologies, intellectual property and product designs. This intangible is amortized over an estimated useful life of 6 years.
See accompanying notes to consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)

	Three Years Ended December 31, 2004

					Accumulated
					Other
	Common Stock		Additional	Comprehensive	Comprehensive		Total
			Paid-In	Income	Income	Retained	Stockholders’
	Shares	Amount	Capital	(Loss)	(Loss)	Earnings	Equity

	(In thousands)
Balance December 31, 2001	10,407	$1,041	$56,808		$(6,814)	$81,286	$132,321
Net earnings	—	—	—	$8,587	—	8,587	8,587
Income tax benefit from exercise of non-qualified stock options (note 9)	—	—	651	—	—	—	651
Exercise of common stock options	214	21	2,393	—	—	—	2,414
Redemption of shares upon exercise of common stock options	(44)	(4)	(877)	—	—	—	(881)
Foreign currency translation adjustment gain	—	—	—	993	993	—	993
Stock issued for an acquisition (note 3)	81	8	1,892	—	—	—	1,900

Comprehensive income for 2002				$9,580

Balance December 31, 2002	10,658	$1,066	$60,867		$(5,821)	$89,873	$145,985
Net loss	—	—	—	$(37,392)	—	(37,392)	(37,392)
Income tax benefit from exercise of non-qualified stock options (note 9)	—	—	383	—	—	—	383
Exercise of common stock options	356	36	5,474	—	—	—	5,510
Redemption of shares upon exercise of common stock options	(86)	(9)	(1,703)	—	—	—	(1,712)
Foreign currency translation adjustment gain	—	—	—	7,301	7,301	—	7,301
Repurchases of stock	(2)		(33)	—	—	—	(33)

Comprehensive loss for 2003				$(30,091)

Balance December 31, 2003	10,926	$1,093	$64,988		$1,480	$52,481	$120,042
Net earnings	—	—	—	$192	—	192	192
Income tax benefit from exercise of non-qualified stock options (note 9)	—	—	384	—	—	—	384
Exercise of common stock options	255	25	4,083	—	—	—	4,108
Redemption of shares upon exercise of common stock options	(15)	(2)	(332)	—	—	—	(334)
Foreign currency translation adjustment gain	—	—	—	1,694	1,694	—	1,694
Repurchases of stock	(2)		(61)	—	—	—	(61)
Other	—	—	(4)	—	—	—	(4)

Comprehensive income for 2004				$1,886

Balance December 31, 2004	11,164	$1,116	$69,058		$3,174	$52,673	$126,021

See accompanying notes to consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

(1)	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      EMS Technologies, Inc. (“EMS”) designs, manufactures and markets products to wireless and satellite communications markets for both commercial and defense applications. EMS’s products are focused on the needs of the mobile information user, with an increasing emphasis on broadband applications for high-data-rate, high-capacity wireless communications.
      The consolidated financial statements include the accounts of EMS Technologies, Inc. and its wholly owned subsidiaries, LXE Inc., EMS Holdings, Inc., EMS Technologies Canada, Ltd. (included are our SatNet and Space & Technology/Montreal divisions which are accounted for as discontinued operations), and EMS Wireless do Brasil, Ltda. (collectively, “the Company”). All significant intercompany balances and transactions have been eliminated in consolidation. Certain balance sheet amounts and the statements of cash flows in 2003 were reclassified to conform with classifications adopted in 2004.
      Subsequent to December 31, 2004 (in second quarter of 2005), the Company’s Board of Directors approved a formal plan to sell the Company’s Satellite Network operations located in Montreal. As a result, the operations and net assets of Satellite Network have been accounted for as discontinued operations along with those of the Space & Technology/Montreal division. Our consolidated financial statements have been recast from those previously filed on Form 10-K/A Amendment No. 1 for the period ended December 31, 2004 to reflect this change.
      Following is a summary of the Company’s significant accounting policies:

— Management’s Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and reporting of net sales and expenses during the period. Actual future results could differ from those estimates.

— Revenue Recognition
      Net sales are derived from sales of the Company’s products to end-users and to other manufacturers or systems integrators. Net sales under certain long-term contracts of the Defense & Space Systems and SATCOM segments, many of which provide for periodic payments, are recognized under the percentage-of-completion method using the ratio of cost incurred to total estimated cost as the measure of performance. Estimated manufacturing cost-at-completion for these contracts are reviewed on a routine periodic basis, and adjustments are made periodically to the estimated cost-at-completion based on actual costs incurred, progress made, and estimates of the costs required to complete the contractual requirements. When the estimated manufacturing cost-at-completion exceeds the contract value, the contract is written down to its net realizable value, and the loss resulting from cost overruns is immediately recognized.
      The Company establishes budgeted overhead rates, which are used to apply overhead costs to projects to calculate the estimated cost-to-complete for net sales recognition calculations. The Company expenses the monthly rate variance between actual overhead expenses incurred versus overhead expenses applied at budgeted rates. The monthly rate variance has no effect on the Company’s calculation of net sales to be recognized under percentage-of-completion accounting.
      To properly match net sales with costs, certain contracts may have net sales recognized in excess of billings (unbilled net sales), and other contracts may have billings in excess of net sales recognized (customer advance payments). Under long-term contracts, the prerequisites for billing the customer for

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
periodic payments generally involve the Company’s achievement of contractually specific, objective milestones (e.g., completion of design, testing, or other engineering phase, delivery of test data or other documentation, or delivery of an engineering model or flight hardware). Net sales collected in advance under service contracts are recorded as a liability and recognized over the term of the contract.
      Net sales under cost-reimbursement contracts in the Defense & Space Systems segment are recognized depending on the type of fee specified in the contract. Contracts may have a fixed fee, award fee or a combination of these.
      A fixed fee is recognized over the performance of a cost-reimbursement contract in the same ratio as the costs incurred to date to the total target contract costs at completion. This same ratio is used for both billing the customer and recognizing net sales. If the expected costs to be incurred under the contract subsequently become materially different from the original estimated total costs, the fixed fee ratio and related fee recognition are adjusted accordingly. If the contract includes a clause for partial withholding of the fee pending specific acceptance or performance criteria, then the amount of withheld fee to be recognized will depend upon management’s evaluation of the likelihood of the withheld fee amount being paid.
      An award or incentive fee is usually variable based upon specific performance criteria stated in the contract. Award or incentive fees are recognized at 100% only upon achieving the contractual criteria, and after the customer has approved or granted the award or incentive.
      Net sales under all other contracts in the Defense & Space Systems and SATCOM segment, as well as in the LXE, and EMS Wireless segments are recognized when units are shipped or services are performed.

— Government Research Incentives
      The Company’s Canadian operations receive government-sponsored research incentives in the form of cash reimbursement for a portion of certain qualified research expenditures. These incentives are recorded as a reduction of cost of sales, because underlying research efforts primarily apply to development of technological capabilities for specific business opportunities.

— Cash Equivalents
      The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents as of December 31 included investments of $1,649,000 in 2004 and $5,318,000 in 2003 in U.S. Government Securities, money market instruments and interest-bearing deposits each purchased with an initial or remaining term of less than three months.

— Inventories
      Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Work in process consists of raw material and production costs, including indirect manufacturing costs.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002

— Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the following estimated useful lives of the respective assets:

Buildings	20 to 40 years
Machinery and equipment	3 to 8 years
Furniture and fixtures	10 years
      Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

— Long-Lived Assets
      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. If assets are to be disposed of, such assets are reported at the lower of carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset or liability sections of the consolidated balance sheet.

— Income Taxes
      The Company provides for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are classified as current or non-current based upon the nature of the underlying temporary differences. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

— Earnings Per Share
      Basic earnings per share is the per share allocation of income available to common stockholders based only on the weighted average number of common shares actually outstanding during the period. Diluted earnings per share represents the per share allocation of income attributable to common stockholders based on the weighted average number of common shares actually outstanding plus all dilutive potential common shares outstanding during the period.

— Goodwill and Intangible Assets
      Goodwill represents the excess purchase price paid by the Company over the fair value of the tangible and intangible assets and liabilities acquired. Other intangible assets are valued at fair value at the date of acquisition. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not being amortized, but instead is subject to an annual assessment of impairment by applying a fair-value based test. Intangible assets held by the

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
Company represent satellite communications technology, intellectual property and product designs purchased as part of the acquisitions of Digital Space Systems, Inc. in 2000, Ottercom Ltd. in 2002, and Multiple Services Technologies, Inc. and other small purchases in 2004. These intangible assets are amortized on a straight-line basis over their estimated useful lives of 5 to 6 years.
      The Company evaluates the carrying value of goodwill for impairment in the fourth quarter of each fiscal year, or more frequently if circumstances indicate impairment may exist. As part of the evaluation, the Company compares the carrying value of each reporting unit with its fair value to determine whether there has been impairment. Intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The ongoing recoverability of intangible assets subject to amortization is assessed by determining whether the intangible asset balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with discounted projected future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on management’s estimates of future performance, giving consideration to existing and anticipated competitive and economic conditions.

— Stock Option Plans
      The Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 allowed entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      In accordance with SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure,” the following table illustrates the effect on net earnings (loss), and earnings (loss) per share if the Company had applied the fair value method to measure stock-based compensation (in thousands, except net earnings (loss) per share):

	2004	2003	2002

Net earnings (loss):
As reported(1)	$192	$(37,392)	$8,587
Stock-based employee compensation expense determined under the fair value method, net of tax	(2,137)	(3,061)	(3,299)

Pro forma	$(1,945)	$(40,453)	$5,288

Basic net earnings (loss) per share:
As reported	$0.02	$(3.49)	$0.81
Pro forma	(0.18)	(3.78)	0.50
Diluted net earnings (loss) per share:
As reported	0.02	(3.47)	0.80
Pro forma	(0.17)	(3.75)	0.49

(1)	Stock compensation expense has not been recognized in net earnings (loss).
      In December 2004, SFAS No. 123 was revised to require that the cost resulting from all share-based payment transactions should be recognized in the financial statements, beginning with the first interim or annual reporting period that begins after December 15, 2005. The Company has not yet determined the potential impact that adopting these new provisions will have on the consolidated financial statements.

— Foreign Currency Translation
      Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at current exchange rates. Income and expenses of the foreign subsidiaries are translated into U.S. dollars at the approximate average exchange rates that prevailed during the years presented. The functional currency of all subsidiaries is considered to be the local currency; consequently, adjustments resulting from the translation of the subsidiaries’ financial statements (including long-term financing from the parent) are reflected in accumulated other comprehensive income in stockholders’ equity and not as a part of the results of operations. The Company accrues foreign currency exchange gains or losses on direct export activity, on the LXE European subsidiaries’ short-term intercompany liabilities that arise from the purchase of the parent’s products for resale, and on work performed in the U.S. for Canadian subsidiaries.

— Comprehensive Income (Loss)
      Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments, and is presented in the consolidated statements of stockholders’ equity and comprehensive income (loss).

— Derivative Financial Instruments
      The Company uses derivative financial instruments (foreign currency forward contracts) to hedge currency fluctuations in future cash flows denominated in foreign currencies, thereby limiting the Company’s risk that would otherwise result from changes in exchange rates. The Company has established policies and procedures for risk assessment and for the approval, reporting and monitoring of derivative

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
financial instrument activities. The Company does not enter into derivative financial instruments for trading or speculative purposes.
      Certain of the Company’s routine long-term contracts to deliver space and technology products are considered to be derivative instruments because these contracts create long-term obligations for non-U.S. customers to pay the Company’s Canadian subsidiary in U.S. dollars. These “embedded” derivatives do not qualify as hedging instruments and are accounted for at fair value. None of the Company’s derivative instruments were designated as hedges in 2004 or 2003 and as a result all unrealized gains or losses are reflected currently in foreign exchange (loss) gain on the consolidated statements of operations.

— Warranties
      The Company provides a limited warranty for each of its products. Upon sale, the Company records a liability for the estimated costs to be incurred under warranties. The amount of this warranty liability is based on historical, as well as expected, rates of warranty claims. The warranty liability is periodically reviewed for adequacy and adjusted as necessary.

(2)	DISCONTINUED OPERATIONS
      Subsequent to December 31, 2004 (in second quarter of 2005), the Company’s Board of Directors approved a formal plan to sell the Company’s Satellite Networks (“SatNet”) operations located in Montreal. As a result, the operations and net assets of SatNet have been accounted for as discontinued operations. Our consolidated financial statements have been recast from those previously filed on Form 10-K/A Amendment No. 1 for the period ended December 31, 2004 to reflect this change.
      In the third quarter of 2003, EMS announced that its Board of Directors had approved a formal plan to sell the Company’s Space & Technology/Montreal division. During the fourth quarter of 2003, the Company completed the sale of its healthcare product line. As a result, these business components were accounted for as discontinued operations, and the net assets held for sale were written down to their estimated fair value upon disposal. The loss on the sale of the healthcare product line was approximately $2.9 million, and the write down to fair value for the assets associated with the Space & Technology/Montreal division was $13.5 million, with an approximately $3.5 million U.S. income tax benefit related to these losses.
      EMS recorded additional impairment charges to reflect revised estimates of fair value, less cost to sell, of the Space & Technology/Montreal division of $1.7 million in 2004. The revised estimates of fair value were based upon discussions with potential purchasers concerning the probable market value of the division, and the execution of a non-binding letter of intent in 2005.
      The results of these discontinued operations for 2004, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002

Net sales	$65,786	$38,813	$88,685
Expenses	72,014	74,075	91,945
Impairment charge	—	2,927	—
Estimated loss on disposal	1,700	13,500	—

Loss before income taxes	(7,928)	(51,689)	(3,260)
Income tax benefit	827	4,079	419

Loss from discontinued operations	$(7,101)	$(47,610)	$(2,841)

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      The table below presents the components of the balance sheet accounts classified as current assets and liabilities related to assets held for sale as of December 31, 2004 and 2003 (in thousands):

	2004	2003

Trade accounts receivable, net	$18,879	$15,509
Inventories	8,022	7,844
Investments	2,709	4,409
Property, plant and equipment, net	24,298	21,765
Non-current accounts receivable, net	6,516	32
Accrued pension assets	3,255	3,245
Other assets	1,031	2,221

Total assets held for sale	$64,710	$55,025

Accounts payable	$15,185	$11,834
Long term debt	2,783	2,573
Post-retirement obligations	4,481	3,709
Other current liabilities	1,646	761

Total liabilities related to assets held for sale	$24,095	$18,877

(3)	ACQUISITIONS
      The Company occasionally expands its technology base by acquiring small companies or their assets. In July 2004, the Company invested a total of $1.8 million on acquisitions, most of which related to Multiple Services Technologies, Inc. D/ B/ A Multitech Corp. This acquisition was not significant and as a result, pro forma disclosures have not been presented.
      In April 2002, the Company acquired Ottercom Ltd., a leading provider of Inmarsat communication terminals located in Tewkesbury, UK. Ottercom Ltd. products include critical components for EMS SATCOM’s high-speed aeronautical data products. The company, now called EMS SATCOM UK, Ltd., operates as a unit of the Company’s SATCOM segment. Management believes that this acquisition has strengthened the Company’s presence in global mobile Internet/e-mail access and communications, and enables the Company to broaden its wireless product offerings and in-house development capability. To accomplish this transaction, EMS issued 81,245 new shares of its common stock (valued at $1.9 million) and assumed liabilities totaling approximately $1.2 million. No goodwill was recognized in this transaction; rather, the $3.1 million total of net assets acquired was recorded as an intangible asset on the consolidated balance sheet. This intangible represents the value at the acquisition date of Ottercom Ltd.’s satellite communications technologies, intellectual property and product designs. Since the acquisition was not considered significant, pro forma disclosures have not been presented.
      In May 2001, the Company acquired a small manufacturer of repeaters and other wireless signal distribution products. The transaction was accounted for as a stock purchase initially valued at $4.0 million, with subsequent additional purchase consideration payable annually in cash or stock, at the Company’s option, and contingent on the acquired product line achieving certain sales targets over the next three years. In payment of the initial purchase price, the Company issued 226,000 common shares and assumed debt of approximately $400,000. The fair value of the tangible net assets acquired was approximately $800,000, resulting in goodwill of approximately $3.2 million. In 2002, a cash payment of approximately $300,000 was paid due to the acquired product line achieving sales targets in its first year,

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
which increased goodwill to $3.5 million, but no additional payments were required for subsequent years. Since the acquisition was not considered significant, pro forma disclosures have not been presented.

(4)	TRADE ACCOUNTS RECEIVABLE
      Trade accounts receivable at December 31, 2004 and 2003 included the following (in thousands):

	2004	2003

Amounts billed	$57,010	$53,945
Unbilled revenues under long-term contracts(a)	21,241	15,564
Customer advanced payments	(1,875)	(2,419)
Allowance for doubtful accounts	(1,006)	(1,522)

Trade accounts receivable, net	$75,370	$65,568

(a)	Unbilled net sales under long-term contracts are expected to be billed within one year.

(5)	INVENTORIES
      Inventories at December 31, 2004 and 2003 included the following (in thousands):

	2004	2003

Parts and materials	$23,789	$22,040
Work in process	3,605	2,864
Finished goods	6,014	5,483

Inventories	$33,408	$30,387

(6)	OTHER INTANGIBLE ASSETS
      In July of 2004, the Company acquired certain assets of Multitech, and recorded an intangible asset of $989,000 on the consolidated balance sheet. As of December 31, 2004, the net amount of this intangible asset was $890,000. This intangible will be amortized over an estimated useful life of 5 years. Amortization expense relating to this intangible asset was $99,000 in 2004, with amortization expense of $198,000 expected for each of the next four years, and $98,000 in the fifth year.
      In April 2002, the Company acquired Ottercom Ltd., and recorded an intangible asset of $3.1 million on the balance sheet. As of December 31, 2004, the net amount of this intangible asset was $2.3 million based on the year-end foreign currency exchange rate. This intangible will be amortized over an estimated useful life of 6 years. Amortization expense relating to this intangible asset was $636,000 in 2004, $500,000 in 2003, and $375,000 in 2002, with amortization expense of $714,000 expected for each of the next three years, and $178,000 in the fourth year.
      In November 2000, the Company acquired Digital Space Systems, Inc., and recorded an intangible asset of $900,000 on the balance sheet. As of December 31, 2004, the net amount of this intangible asset was $229,000 based on the year-end foreign currency exchange rate. This intangible is amortized over an estimated useful life of 5 years. Amortization expense relating to this intangible asset was $279,000 in 2004, $290,000 in 2003, and $172,000 in 2002, with amortization expense of approximately $229,000 expected in 2005.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002

(7)	LONG-TERM DEBT
      The following is a summary of long-term debt at December 31, 2004 and 2003 (in thousands):

	2004	2003

Revolving credit loans with a U.S. bank and a Canadian bank, secured by substantially all the assets of the Company, except for certain real estate that secures existing mortgages and other permitted liens, maturing in December 2007, interest payable quarterly at a variable rate (6.66% at the end of 2004)	$43,417	$—
Revolving credit loan with a U.S. bank, secured by the accounts receivable and inventory of the Company, paid in December 2004, interest payable quarterly at a variable interest rate (4.09% at the end of 2003)	—	16,100
Promissory note, secured by a first mortgage on the Company’s headquarters facility, maturing in 2016, principal and interest payable in equal monthly installments of $103,975 with a fixed interest rate of 8.0%	9,404	9,878
Revolving credit loan with a bank, secured by the assets of EMS Technologies Canada, Ltd., repaid in December 2004, interest payable monthly at a variable interest rate (6.5% at the end of 2003)	—	16,522
Term loan with an insurance company, secured by a U.S. building, maturing in February 2014, principal and interest payable in equal monthly installments of $67,832 with a fixed interest rate of 7.1%	5,438	5,848
Term installment loan with a bank in Canada, repaid in October 2004, principal and interest payable quarterly at a variable interest rate (6.5% at the end of 2003)	—	2,437
Capital lease agreements, secured by machinery and equipment, computer hardware, software and peripherals, with various terms through 2006, due in quarterly installments with implicit interest rates of 3.0% to 13.0%	772	1,173
Financing agreements, related to installation of computer hardware and peripherals and implementation of software, maturing in April 2007, principal and interest payable in equal quarterly installments of $79,410 with a fixed interest rate of 5.2%	687	—
Revolving credit loan with a bank in the United Kingdom, maturing in April 2005, interest payable monthly at a variable rate (5.75% at the end of 2004 and 4.75% at the end of 2003)	1,736	1,611

Total long-term debt	61,454	53,569
Less current installments of long-term debt	3,462	38,032

Long-term debt, excluding current installments	$57,992	$15,537

      In December 2004, the Company entered into a new debt agreement comprising a combined total of $55 million of senior secured revolving credit facilities. This new agreement replaced the previous revolving credit loans with a U.S. bank and a Canadian bank. Under the new agreements, the Company had $25 million total capacity for borrowing in the U.S. and $30 million total capacity for borrowing in Canada at the end of the year. At December 31, 2004, the Company had $3.3 million available for borrowing in the U.S. and $3.6 million available for borrowing in Canada under the revolving credit agreement after current borrowings and outstanding letters of credit. In addition, the new debt agreement requires the Company to maintain an aggregate reserve of $5 million in unused revolving credit and cash related to an S&T/ Montreal contract. The new U.S. revolver facilities are secured by substantially all tangible and

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
intangible assets, with certain exceptions for real estate that secures existing mortgages and other permitted liens. The new agreement matures in three years, with no principal payments required until maturity.
      On February 11, 2005, the Company amended its U.S. and Canadian revolving credit agreements to increase the aggregate borrowing capacity from $55 million to $65 million, and to add another financial institution in the U.S. and in Canada to the group of creditors in the agreement. Under this amendment, the aggregate borrowing capacity of the revolving credit agreement is $32.5 million in both the U.S. and Canada.
      Interest under both the U.S. and the Canadian revolving loans are, at the Company’s option, a function of either the bank’s prime rate or LIBOR. A commitment fee equal to ..50% per annum of the daily average unused credit in both the U.S. and Canada is payable quarterly.
      The revolving credit agreement includes a covenant that establishes a quarterly minimum required consolidated net worth. The minimum consolidated net worth required at December 31, 2004 was approximately $113 million, as compared with the reported consolidated net worth of approximately $126 million. Other covenants under the agreement include a maximum ratio of total funded debt to historical earnings before interest, taxes, depreciation, and amortization (EBITDA) and a minimum ratio of historical EBITDA less capital expenditures and taxes paid to specified fixed charges, mainly interest and scheduled principal repayments under all debt agreements. There are various other debt covenants that are customary in such borrowings. The agreement also restricts the ability of the Company to declare or make cash dividends. At December 31, 2004, the Company was in compliance with these covenants.
      As of December 31, 2004, the Company had $4.8 million of standby letters of credit as performance guarantees outstanding under the revolving credit agreement. The Company had an additional $4.0 million of standby letters of credit as performance guarantees outstanding through another Canadian bank. The Company deposited $4.7 million, which was classified as restricted cash on its consolidated financial statements, at a Canadian bank as collateral for a portion of these standby letters of credit and for outstanding foreign currency forward contracts. Most of this cash will become available to the Company during the first half of 2005 as the underlying letters of credit and forward contracts expire or are settled.
      Following is a summary of the combined principal maturities of all long-term debt (in thousands):

2005	$3,462
2006	1,592
2007	44,606
2008	1,196
2009	1,289
Thereafter	9,309

Total principal maturities	$61,454

      Included in these totals are principal payments to be made under the Company’s capital lease agreements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      Following is a summary of annual payment totals under capital lease agreements (in thousands):

2005	$519
2006	296

Total capital lease payments	815
Less: Interest payments	(43)

Capital lease obligations	$772

(8)	STOCK PLANS
      The Company has granted non-qualified stock options to key employees and directors under several stock option plans. All outstanding options have been granted at 100% of fair market value on each option’s grant date. All outstanding options become exercisable from one to three years after the date of grant and expire from six to ten years after the date of grant. Under all plans at December 31, 2004, options for a total of approximately 1,245,000 shares of stock were exercisable, and there were approximately 487,000 shares available for future grants.
      Following is a summary of activity in all of the Company’s stock option plans for the years ended December 31, 2004, 2003 and 2002 (shares in thousands):

		Weighted Average
		Exercise Price
	Shares	Per Share

Options outstanding at December 31, 2001	1,801	$15.71
Granted	410	20.88
Canceled or expired	(209)	17.77
Exercised	(214)	11.28

Options outstanding at December 31, 2002	1,788	17.19

Granted	318	14.24
Canceled or expired	(356)	15.49
Exercised	(12)	18.46

Options outstanding at December 31, 2003	1,738	16.85

Granted	218	20.07
Canceled or expired	(135)	20.72
Exercised	(255)	16.13

Options outstanding at December 31, 2004	1,566	17.08

      The weighted average fair value of options granted in 2004, 2003 and 2002 was $13.85, $10.58, and $13.91, respectively. These fair values were based on the Black-Scholes option pricing model and a weighted average risk-free rate of return of 3.5% in 2004, 2.8% in 2003 and 2.8% in 2002, terms from four to ten years, expected volatility of 61% in 2004, 68% in 2003 and 68% in 2002, and no expected dividend yield.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      Following is a summary of options outstanding at December 31, 2004 (shares in thousands):

	Outstanding			Exercisable

		Weighted	Weighted Average		Weighted
		Average Price	Remaining Years in		Average Price
Range of Exercise Prices	Shares	Per Share	Contractual Life	Shares	Per Share

$11.63 — 13.90	383	$12.36	3.1	331	$12.24
14.00 — 14.94	204	14.17	5.8	133	14.15
15.10 — 15.81	131	15.68	2.7	113	15.68
16.08 — 17.88	204	16.95	2.1	191	16.98
18.00 — 19.90	307	18.89	4.6	253	18.88
20.19 — 27.63	337	23.20	5.9	224	23.90

11.63 — 27.63	1,566	17.08	4.2	1,245	16.93

      In the Company’s capital structure, stock options are the only securities that are potentially dilutive in the future to basic earnings (loss) per share for the years ended December 31, 2004, 2003 and 2002, summarized as follows (shares in thousands):

	2004	2003	2002

Dilutive stock options, included in earnings (loss) per share calculations:
Shares	761	1,367	437
Average price per share	$13.64	$15.10	$12.61
Anti-dilutive stock options, excluded from earnings (loss) per share calculations:
Shares	805	371	1,351
Average price per share	$20.34	$23.31	$18.67
      Following is a reconciliation of the denominator for basic and diluted earnings (loss) per share calculations for the years ended December 31, 2004, 2003 and 2002 (shares in thousands):

	2004	2003	2002

Basic earnings per share denominator	11,094	10,702	10,561
Common equivalent shares from dilutive stock options	143	83	170

Diluted earnings per share denominator	11,237	10,785	10,731

      Under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company is permitted to continue accounting for the issuance of stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, which does not require recognition of compensation expense for option grants unless the exercise price is less than the market price on the date of grant. As a result, the Company has not recognized any compensation cost for stock options. If the Company had recognized compensation cost for the “fair value” of option grants under the provisions of SFAS No. 123, the pro forma financial results for 2004, 2003 and 2002 would have differed from the actual results, as presented in Note 1 (Basis of Presentation and Summary of Significant Accounting Policies).
      Under SFAS No. 123, the fair value of stock options issued in any given year is expensed as compensation over the vesting period, which for substantially all of the Company’s options is two or three years. Therefore, the pro forma net earnings (loss) and net earnings (loss) per share do not reflect the total compensation cost for options granted in the respective years.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      The Company adopted a Shareholder Rights Plan effective April 6, 1999, to replace a similar plan adopted in 1989 that expired on April 6, 1999. Under the new plan, the Company declared a dividend distribution of one right for each outstanding share of the Company’s common stock to stockholders of record at the close of business on April 16, 1999. Subsequent transfers of common stock certificates also transfer the associated rights. The rights become exercisable for one share of common stock at a specific purchase price (initially $45) upon the acquisition of at least 20% beneficial ownership in the Company without the consent of a majority of the Company’s Board of Directors not having an interest in the acquirer. The rights will become exercisable for shares of common stock having a value equal to two times the purchase price, upon the following events: (1) the acquisition of at least a 20% beneficial ownership in the Company without the consent of a majority of the members of the Company’s Board of Directors not having an interest in the acquirer, (2) the acquisition of 2% of the outstanding common stock without such consent, following acquisition of 20% with consent, or (3) certain merger, consolidation or asset sale transactions, in each case without the consent of a majority of the members of the Company’s Board of Directors not having an interest in the acquirer. If the Company is purchased or merged into another company, the rights may become exercisable for comparable securities of the surviving entity. The rights expire on August 6, 2009. At any time before their expiration, the outstanding rights may be redeemed by vote of the Board of Directors at a price of $.01 per right.

(9)	INCOME TAXES
      Total income tax (expense) benefit provided for in the Company’s consolidated financial statements consists of the following for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002

Income tax expense, continuing operations	$(2,823)	$(3,964)	$(4,592)
Income tax benefit, discontinued operations	827	4,079	419
Income tax benefit resulting from exercise of stock options credited to stockholders’ equity	384	383	651

Total	$(1,612)	$498	$(3,522)

      The components of income tax expense for continuing operations for the years ended December 31, 2004, 2003 and 2002 were (in thousands):

	2004	2003	2002

Current:
Federal	$(2,562)	$(2,407)	$(2,184)
State	(359)	(396)	(363)
Foreign	(981)	(2,242)	(303)

Total	(3,902)	(5,045)	(2,850)

Deferred:
Federal	1,068	532	(1,554)
State	52	90	(127)
Foreign	(41)	459	(61)

Total	1,079	1,081	(1,742)

Total income tax expense	$(2,823)	$(3,964)	$(4,592)

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      Income tax expense for continuing operations differed as follows from the amounts computed by applying the U.S. federal income tax rate of 34% to earnings from continuing operations before income taxes for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002

Computed “expected” income tax expense	$(3,440)	$(4,822)	$(5,447)
Reduction (increase) in income tax:
State income taxes, net of federal income tax effect	(159)	(36)	(323)
Tax credits from research activities	105	101	44
Difference in effective foreign tax rates	669	942	1,632
Other	2	(149)	(498)

Income tax expense	$(2,823)	$(3,964)	$(4,592)

      In the years 2004, 2003 and 2002, income tax expense for continuing operations is net of tax benefits, totaling $124,000, $352,000 and $431,000, respectively, recognized from foreign net operating loss carry forwards.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      The Company expects to retain all deferred tax assets and liabilities after disposal of assets held for sale. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below (in thousands):

	2004	2003

Deferred tax assets:
Accounts receivable	$252	$711
Inventories	1,690	1,161
Accrued compensation costs	731	710
Gain on sales to foreign subsidiaries	182	247
Accrued warranty costs	1,025	619
Accrued post-retirement benefits	1,445	1,188
Foreign research expense and tax credit carry forward	40,843	33,302
Foreign net operating loss carry forward	2,034	2,358
Investment	3,265	3,265
Credit for corporate minimum tax	306	306
Research and development credit carry forward	900	—
Intellectual property	250	—
Other	285	189

Total gross deferred tax assets	53,208	44,056
Valuation allowance	(36,835)	(29,748)

Net deferred tax assets	16,373	14,308

Deferred tax liabilities:
Property, plant and equipment	9,056	8,099
Net gain from foreign transactions and remeasurement	—	283
Pension asset	1,048	1,039
Customer holdbacks receivable	303	—

Total gross deferred tax liabilities	10,407	9,421

Net deferred tax assets	$5,966	$4,887

      The U.S. continuing operations are consolidated for federal income tax purposes. These U.S. continuing operations had earnings before income taxes of $4,705,000 in 2004, $6,612,000 in 2003 and $10,251,000 in 2002. The continuing combined foreign operations reported earnings before income taxes of $5,411,000, $7,570,000 and $5,769,000 in 2004, 2003 and 2002, respectively.
      The Company’s net deferred tax assets at December 31, 2004 include $2,034,000 related to a cumulative $6,992,000 net operating loss incurred by certain international operations, for which the Company has recognized an income tax benefit. Most of these net operating losses can be carried forward indefinitely. Management believes it is more likely than not that the expected future taxable income and the utilization of tax planning strategies will generate adequate earnings to fully realize the deferred tax assets, net of valuation allowance.
      In December 2004, the FASB issued FASB Staff Position 109-2 (FSP 109-2), providing guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to a provision within the American

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
Jobs Creation Act of 2004 (the “AJCA”) related to a deduction for certain foreign earnings that are repatriated. On October 22, 2004, the AJCA was signed into law. The AJCA includes a deduction of 85 percent of certain foreign earnings that are repatriated, defined in the AJCA. The AJCA could potentially apply to repatriation of cumulative earnings by the Company’s European sales subsidiaries. The Company evaluated the potential application of the AJCA and decided not to repatriate any unremitted foreign earnings in 2005.

(10)	RETIREMENT PLANS
      The Company established a qualified defined contribution plan in 1993. All U.S.-based employees that meet a minimum service requirement (approximately 800 employees) are eligible to participate in the plan. Company contributions are allocated to each participant based upon an age-weighted formula that discounts an equivalent benefit (as a percentage of eligible compensation) at age 65 to each employee’s current age. Accumulated contributions are invested at each participant’s discretion from among a diverse range of investment options offered by an independent investment firm selected by the Company. The Company’s contribution to this plan is determined each year by the Board of Directors. There is no required minimum annual contribution, but the target contribution has been approximately 6% of base payroll. The Company’s total expense related to the defined contribution plan totaled $2.5 million for 2004, $2.6 million for 2003 and $2.5 million for 2002.
      The Company sponsors qualified retirement savings plans in the U.S., Canada and the United Kingdom, in which the Company matches a portion of each eligible employee’s contributions. The Company’s matching contributions to these plans were $1.6 million in 2004, $1.5 million in 2003 and $1.3 million in 2002.

(11)	FAIR VALUE OF FINANCIAL INSTRUMENTS
      The following summarizes certain information regarding the fair value of the Company’s financial instruments at December 31, 2004 and 2003:

Cash and cash equivalents, trade accounts receivable and accounts payable — The carrying amount approximates fair value because of the short maturity of these instruments.

Long-term debt — Most of the Company’s long-term debt bears interest at variable rates that management believes are commensurate with rates currently available on similar debt. Accordingly, the carrying value of variable-rate long-term debt approximates fair value.

The Company has two fixed-rate, long-term mortgages. One mortgage has a 7.1% current rate and a carrying amount at December 31, 2004 and 2003 of $5.4 million and $5.8 million, respectively. The other mortgage has an 8.0% rate and a carrying amount at December 31, 2004 and 2003 of $9.4 million and $9.9 million, respectively. The carrying amounts of the mortgages approximate fair value, based on current market rates at which the Company could borrow funds with similar remaining maturities.

(12)	BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION
      The Company is organized into four reportable segments: Defense & Space Systems, LXE, EMS Wireless and SATCOM. Each segment is separately managed and comprises a range of products and services that share distinct operating characteristics. The Company evaluates each segment primarily upon operating profit.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      The Defense & Space Systems segment manufactures custom-designed, highly engineered hardware for use in space and satellite communications, radar, surveillance and military counter-measures. Orders typically involve development and production schedules that can extend a year or more; and most net sales are recognized under percentage-of-completion long-term contract accounting. Hardware is sold to prime contractors or systems integrators rather than to end-users.
      The LXE segment manufactures wireless local area network (“LAN”) products for use mainly in logistics. The manufacturing cycle for each order is generally just a few days, and net sales are recognized upon shipment of hardware. Hardware is marketed to end-users and to third parties that incorporate their products and services with the Company’s hardware for delivery to end-users.
      The EMS Wireless segment manufactures antennas and repeaters for PCS/cellular communications systems. The manufacturing cycle for each order is generally just a few days, and net sales are recognized upon shipment of hardware. Hardware is marketed to wireless service providers and to original equipment manufacturers (“OEMs”) for mobile voice/paging services, as well as for other emerging high-speed wireless systems.
      The SATCOM segment manufactures antennas and other hardware for satellite communications systems. The manufacturing cycle for each order is generally just a few days, and net sales are recognized upon shipment of hardware. Hardware is marketed to third parties that incorporate their products and services with the Company’s hardware for delivery to end-users.
      Accounting policies for segments are the same as those described in the summary of significant accounting policies, except that deferred income tax assets and liabilities are provided for only at the consolidated level.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
      The following segment data is presented in thousands.

	Years Ended December 31

	2004	2003	2002

Net sales:
LXE	$111,575	$101,075	$88,229
Defense & Space Systems	50,063	49,381	54,210
Less sales to discontinued operations	(248)	(1,819)	(1,431)

Defense & Space Systems external sales	49,815	47,562	52,779
SATCOM	39,693	44,736	32,724
EMS Wireless	45,418	51,381	48,001
Other	17	(900)	16

Total	$246,518	$243,854	$221,749

Operating income (loss):
LXE	$7,262	$6,966	$4,797
Defense & Space Systems	2,614	3,402	4,792
Contract reserve adjustment	—	—	3,500

Subtotal	2,614	3,402	8,292
SATCOM	1,713	5,026	3,960
EMS Wireless	(720)	2,529	2,432
Other	(110)	(1,054)	(252)
Corporate	773	(979)	(1,253)

Total	$11,532	$15,890	$17,976

Non-operating income (expense), net of foreign exchange gain (loss):
LXE	$89	$270	$246
Defense & Space Systems	(1)	1	—
SATCOM	(171)	(627)	12
EMS Wireless	(18)	459	311
Other	873	409	—
Corporate	108	(297)	(279)

Total	$880	$215	$290

Interest expense:
LXE	$(439)	$(430)	$(428)
Defense & Space Systems	(450)	(417)	(688)
SATCOM	(93)	(87)	(64)
EMS Wireless	(505)	(389)	(262)
Corporate	(809)	(600)	(804)

Total	$(2,296)	$(1,923)	$(2,246)

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002

	Years Ended December 31

	2004	2003	2002

Income tax (expense) benefit:
LXE	$(2,626)	$(2,587)	$(1,778)
Defense & Space Systems	(824)	(1,351)	(1,621)
Contract reserve adjustment	—	182	(1,276)

Subtotal	(824)	(1,169)	(2,897)
SATCOM	326	(562)	(504)
EMS Wireless	473	(987)	(943)
Other	(435)	65	(99)
Corporate	263	1,276	1,629

Total	$(2,823)	$(3,964)	$(4,592)

Net earnings (loss):
LXE	$4,286	$4,219	$2,837
Defense & Space Systems	1,339	1,817	4,707
SATCOM	1,775	3,750	3,404
EMS Wireless	(770)	1,612	1,538
Other	328	(580)	(351)
Corporate, including change in accounting principle	335	(600)	(707)

Earnings from continuing operations	7,293	10,218	11,428
Discontinued operations, net	(7,101)	(47,610)	(2,841)

Total	$192	$(37,392)	$8,587

Capital expenditures:
LXE	$2,677	$1,449	$1,256
Defense & Space Systems	1,278	1,965	3,218
SATCOM	353	1,788	2,076
EMS Wireless	317	890	534
Corporate	713	865	221

Total	$5,338	$6,957	$7,305

Depreciation and amortization:
LXE	$2,150	$2,551	$2,630
Defense & Space Systems	2,599	2,630	2,713
SATCOM	1,325	1,697	1,245
EMS Wireless	863	930	837
Other	640	15	—
Corporate	581	265	209

Total	$8,158	$8,088	$7,634

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002

	As of December 31

	2004	2003

Assets:
LXE	$70,450	$66,081
Defense & Space Systems	42,067	40,157
SATCOM	35,774	26,543
EMS Wireless	27,884	25,353
Other	6,688	2,615
Assets held for sale	64,710	55,025
Corporate	7,505	12,775

Total	$255,078	$228,549

Goodwill:
LXE	$9,982	$9,982
EMS Wireless	3,544	3,544

Total	$13,526	$13,526

      Following is a summary of enterprise-wide information (in thousands):

	Years Ended December 31

	2004	2003	2002

Net sales to customers in the following countries:
United States	$158,573	$160,947	$164,540
United Kingdom	16,292	16,327	9,735
Other foreign countries	71,653	66,580	47,474

Total	$246,518	$243,854	$221,749

	As of December 31

	2004	2003

Long-lived assets are located in the following countries:
United States	$26,599	$26,565
Canada	7,482	8,380
Other foreign countries	1,378	1,635

Total	$35,459	$36,580

      No customer accounted for more than 10% of consolidated net sales in 2004, 2003 or 2002.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
(13) DERIVATIVE FINANCIAL INSTRUMENTS
      At December 31, 2004, the Company’s net value of all derivatives was a liability of $128,000. The derivative activity as reported in the Company’s consolidated financial statements for the years ended December 31 was (in thousands):

	2004	2003	2002

Net liability for derivatives at January 1	$99	$(253)	$(9)
Changes in statements of operations:
Sales:
Gain (loss) in value of embedded derivatives	(3)	(2)	5
Foreign exchange gain (loss):
Gain (loss) in value of derivative instruments that do not qualify as hedging instruments	124	787	(496)
Matured foreign exchange contracts	(348)	(433)	247

Net consolidated statements of operations gain (loss) from changes in value of derivative instruments	(227)	352	(244)

Net asset (liability) for derivatives at December 31	$(128)	$99	$(253)

      The Company recognized no gains or losses for cash flow hedges that have been discontinued because the forecasted transactions did not occur. All of the derivative contracts in place at December 31, 2004 will expire by the end of December 2005.
      The table below summarizes, by major currency, the notional amounts of foreign currency forward contracts outstanding at December 31, 2004 (in thousands).

Notional
Amount

Euros (sell for U.S. dollars)	1,600 Euros
U.S. (sell for Canadian dollars)	1,000 USD
Australian dollars (sell for U.S. dollars)	1,000 AUD
      The fair market value of these foreign currency forward contracts for continuing operations was a net liability of $127,000 at December 31, 2004.
(14) CONTRACT RESERVE ADJUSTMENT
      In 2001, the Company had accrued a $3.5 million contract reserve for potential settlement of an agreement to supply broadband aeronautical antennas to a customer. In 2002, that customer was acquired, and the Company subsequently negotiated a new long-term supply agreement with the acquiring company. Based on the terms of this new agreement and the strong financial position and creditworthiness of the acquiring company, the Company concluded that it no longer needed the $3.5 million reserve. The elimination of this reserve resulted in a consolidated statement of operations benefit in the fourth quarter of 2002.
(15) COMMITMENTS AND CONTINGENCIES
      The Company is committed under several non-cancelable operating leases for office space, computer and office equipment and automobiles. Minimum annual lease payments under such leases related to the Company’s continuing operations are $3,813,000 in 2005, $3,135,000 in 2006, $2,361,000 in 2007,

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
$1,027,000 in 2008, $237,000 in 2009 and $0 thereafter. Minimum annual lease payments under such leases related to the Company’s discontinued operations are $1,100,000 in 2005, $955,000 in 2006, $768,000 in 2007, $581,000 in 2008, $290,000 in 2009 and $0 thereafter.
      The Company also has short-term leases for regional sales offices, equipment and automobiles. Total rent expense under operating leases related to the Company’s continuing operations was $4,231,000, $4,064,000 and $3,977,000 in 2004, 2003 and 2002, respectively. Total rent expense under operating leases related to the Company’s discontinued operations was $1,093,000, $1,070,000 and $1,097,000 in 2004, 2003 and 2002, respectively.
      As of December 31, 2004, the Company has outstanding purchase commitments of $19,302,000. These represent existing commitments under purchase orders or contracts to purchase inventory and raw materials for our products.
      The Company periodically enters into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount for which it could be obligated.
      The Company provides a limited warranty for each of its products. The basic warranty periods vary from one to five years, depending upon the type of product. For certain products, customers can purchase warranty coverage for specified additional periods. The Company records a liability for the estimated costs to be incurred under warranties. The amount of this liability is based upon historical, as well as expected, rates of warranty claims. The warranty liability is periodically reviewed for adequacy and adjusted as necessary. Following is a reconciliation of the aggregate product warranty liability for the years ended December 31 (in thousands):

Balance at December 31, 2002	$1,249
Accruals for warranties issued during the period	1,144
Settlements made during the period	(567)

Balance at December 31, 2003	1,826
Accruals for warranties issued during the period	2,120
Settlements made during the period	(1,858)

Balance at December 31, 2004	$2,088

      Two large contracts in discontinued operations that were accounted for under percentage of completion accounting experienced technical and supplier difficulties, resulting in increases to the estimated cost at completion totaling over $8 million in 2003 and over $2.8 million in 2004. The Company has provided reserves for identified risks that could cause cost increases in the future. The larger of the two contracts was very near completion at the end of 2004, but on the remaining smaller contract, there is a risk that further unforeseen difficulties could cause increases to the cost at completion that exceed the Company’s provisions, resulting in further losses.
      The Company’s Canadian operations have received cost-sharing assistance from the Government of Canada under several programs that support the development of new commercial technologies and products for space. This funding is repayable in the form of royalties, the level of which will depend upon several factors, including future net sales and profit levels to be derived from the potential new technologies and products. To the extent that the royalties may exceed the repayable amounts already

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
recorded in long-term debt, the Company will incur royalty expense; however, these royalties accrue at rates generally less than one percent of related sales, and will be incurred only if additional net sales and profits are also recognized from new technologies and products. As a result, although the Company cannot accurately estimate the level of future possible royalties, the Company does not believe that such royalties will have a material adverse effect on future results of operations.
      The Company through its SatNet division, which is also included in discontinued operations, is required to pay royalties based on total sales of 60,000 broadband terminals. The royalty fee is calculated at a fixed amount based on units sold in the year.
(16) LITIGATION
      Subsequent to end of 2004 (July 1, 2005), the parties of Andrew Corporation (“Andrew”) v. EMS Technologies, Inc. entered into a settlement agreement under which the litigation has been dismissed with prejudice. Litigation was initiated in the U.S. District Court for the Northern District of Illinois on May 25, 2004, alleging that EMS Wireless’s new remotely controlled electronic-downtilt base station antennas infringed on patent rights held by Andrew. The Company believed that its products did not infringe any valid or enforceable Andrew patent claims. The Company has agreed not to further pursue efforts to invalidate the patent rights asserted by Andrew, and the Company has taken licenses to manufacture and sell products under the Andrew patents at issue in the litigation as well as under additional Andrew patents related to PCS/cellular repeater products, on royalty terms the Company considers to be commercially satisfactory. This settlement has no material affect on the liquidity or operating results of the Company.
Other Legal Matters
      The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004, 2003 AND 2002
(17) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
      Following is a summary of interim financial information for the years ended December 31, 2004 and 2003 (in thousands, except net earnings (loss) per share):

	2004 Quarters Ended

	April 3	July 3	October 2	December 31

Net sales	$60,026	$62,073	$57,634	$66,785
Operating income	2,410	2,958	1,806	4,358
Earnings from continuing operations	2,071	1,740	1,012	2,470
Earnings (loss) from discontinued operations	147	(1,962)	(2,728)	(2,558)
Net earnings (loss)	2,218	(222)	(1,716)	(88)
Net earnings (loss) per share:
Basic:
Continuing operations	$0.19	$0.16	$0.09	$0.22
Discontinued operations	0.01	(0.18)	(0.24)	(0.23)

Net earnings (loss)	$0.20	$(0.02)	$(0.15)	$(0.01)

Diluted:
Continuing operations	$0.19	$0.15	$0.09	$0.22
Discontinued operations	0.01	(0.17)	(0.24)	(0.23)

Net earnings (loss)	$0.20	$(0.02)	$(0.15)	$(0.01)

	2003 Quarters Ended

	March 29	June 28	September 27	December 31

Net sales	$53,527	$61,809	$59,549	$68,969
Operating income	3,582	3,992	3,756	4,560
Earnings from continuing operations	2,228	2,184	2,404	3,402
Loss from discontinued operations	(2,206)	(16,254)	(22,995)	(6,155)
Net earnings (loss)	22	(14,070)	(20,591)	(2,753)
Net earnings (loss) per share:
Basic:
Continuing operations	$0.21	$0.20	$0.23	$0.31
Discontinued operations	(0.21)	(1.52)	(2.16)	(0.57)

Net earnings (loss)	$—	$(1.32)	$(1.93)	$(0.26)

Diluted:
Continuing operations	$0.21	$0.20	$0.22	$0.31
Discontinued operations	(0.21)	(1.52)	(2.13)	(0.56)

Net earnings (loss)	$—	$(1.32)	$(1.91)	$(0.25)

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Nine Months Ended

	October 1	October 2
	2005	2004

	(In thousands, except per
	share data)
Net sales	$226,162	$179,733
Cost of sales	153,441	116,185
Selling, general and administrative expenses	48,403	43,634
Research and development expenses	11,656	12,740

Operating income	12,662	7,174
Non-operating income, net	453	1,234
Foreign exchange loss	(270)	(157)
Interest expense	(2,976)	(1,561)

Earnings from continuing operations before income taxes	9,869	6,690
Income tax expense	(3,356)	(1,867)

Earnings from continuing operations	6,513	4,823
Discontinued operations (note 2):
Loss from discontinued operations	(13,594)	(4,719)
Income tax benefit	130	176

Loss from discontinued operations	(13,464)	(4,543)

Net earnings (loss)	$(6,951)	$280

Earnings (loss) per share (note 4):
Basic:
Earnings from continuing operations	$0.58	$0.44
Loss from discontinued operations	(1.20)	(0.41)

Net earnings (loss)	$(0.62)	$0.03

Diluted:
Earnings from continuing operations	$0.58	$0.43
Loss from discontinued operations	(1.20)	(0.41)

Net earnings (loss)	$(0.62)	$0.02

Weighted average number of shares (note 4):
Common	11,165	11,076
Common and dilutive common equivalent	11,214	11,238
See accompanying notes to interim consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	October 1	December 31
	2005	2004

	(In thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$15,770	$14,553
Restricted cash	2,607	4,715
Trade accounts receivable, net (note 6)	92,820	75,370
Inventories (note 7)	32,720	33,408
Deferred income taxes, net	1,362	1,362
Assets held for sale (note 2)	56,186	64,710

Total current assets	201,465	194,118

Property, plant and equipment:
Land	1,150	1,150
Building and leasehold improvements	15,228	15,166
Machinery and equipment	77,000	70,160
Furniture and fixtures	8,291	8,061

Total property, plant and equipment	101,669	94,537
Less accumulated depreciation and amortization	68,422	63,068

Net property, plant and equipment	33,247	31,469

Deferred income taxes, net — non-current	4,604	4,604
Intangible assets, net	3,599	3,990
Goodwill	13,526	13,526
Other assets	8,653	7,371

	$265,094	$255,078

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt	$18,461	$3,462
Accounts payable	31,865	23,840
Income taxes payable	3,655	1,726
Accrued compensation costs	8,132	6,232
Accrued retirement costs	2,153	2,453
Deferred service revenue	5,915	5,214
Liabilities related to assets held for sale (note 2)	18,489	24,095
Other current liabilities	3,950	4,043

Total current liabilities	92,620	71,065
Long-term debt, excluding current installments	51,457	57,992

Total liabilities	144,077	129,057

Stockholders’ equity:
Preferred stock of $1.00 par value per share.
Authorized 10,000,000 shares; none issued	—	—
Common stock of $.10 par value per share.
Authorized 75,000,000 shares; issued and outstanding 11,165,000 in 2005 and 11,164,000 in 2004	1,117	1,116
Additional paid-in capital	69,069	69,058
Accumulated other comprehensive income-foreign currency translation adjustment	5,109	3,174
Retained earnings	45,722	52,673

Total stockholders’ equity	121,017	126,021

	$265,094	$255,078

See accompanying notes to interim consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended

	October 1	October 2
	2005	2004

	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$(6,951)	$280
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	7,327	6,476
Loss from discontinued operations	13,464	4,543
Gain on sale of assets	385	(1,082)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(17,177)	773
Inventories	1,170	(2,677)
Accounts payable	5,746	(1,114)
Income taxes payable	2,030	3,539
Accrued costs, deferred service revenue and other current liabilities	3,491	(637)
Other	(2,585)	(438)

Net cash provided by operating activities in continuing operations	6,900	9,663
Net cash used in operating activities in discontinued operations	(9,582)	(9,085)

Net cash provided by (used in) operating activities	(2,682)	578

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,607)	(4,455)
Payments for asset acquisitions	(213)	(1,328)
Proceeds from sale of assets	377	1,176

Net cash used in investing activities in continuing operations	(7,443)	(4,607)
Net cash used in investing activities in discontinued operations	(958)	(1,810)

Net cash used in investing activities	(8,401)	(6,417)

Cash flows from financing activities:
Net increase in revolving debt	8,186	2,478
Repayment of term debt	(999)	(2,572)
Restricted cash	2,108	—
Deferred financing fees paid	(73)	(50)
Proceeds from exercise of stock options, net of withholding taxes paid	12	2,972

Net cash provided by financing activities	9,234	2,828

Net change in cash and cash equivalents	(1,849)	(3,011)
Effect of exchange rates on cash	3,066	(457)
Cash and cash equivalents at beginning of period	14,553	14,180

Cash and cash equivalents at end of period	$15,770	$10,712

See accompanying notes to interim consolidated financial statements.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
OCTOBER 1, 2005 AND OCTOBER 2, 2004

1.	Basis of Presentation
      The consolidated financial statements include the accounts of EMS Technologies, Inc. and its wholly-owned subsidiaries LXE Inc., EMS Holdings, Inc., EMS Technologies Canada, Ltd. (included are our Satellite Networks (“SatNet”) and Space & Technology/Montreal divisions, which are accounted for as discontinued operations), and EMS Wireless do Brasil, Ltda. (collectively, “the Company”). In the opinion of management, the accompanying consolidated financial statements reflect all normal and recurring adjustments necessary for a fair presentation of results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. Certain prior period financial statement balances have been reclassified to conform to the current period’s classification. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in this prospectus for the year ended December 31, 2004.
      In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company has classified the net sales, expenses and related assets and liabilities of its Space & Technology/Montreal and SatNet divisions, which are currently held for sale, as discontinued operations for all periods presented in the accompanying consolidated financial statements.

— Management’s Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and reporting of net sales and expenses during the period. Actual future results could differ from those estimates.

— Stock Option Plans
      The Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      The Company has adopted SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” including the interim reporting requirements. The following table illustrates the effect on net earnings (loss) and net earnings (loss) per share if the Company had applied the fair value method to measure stock-based compensation (in thousands, except net earnings (loss) per share):

	Nine Months Ended

	October 1	October 2
	2005	2004

Net earnings (loss):
As reported(1)	$(6,951)	$280
Less: Stock-based employee compensation expense determined under the fair value method, net of tax	(754)	(1,329)

Pro forma	$(7,705)	$(1,049)

Basic net earnings (loss) per share:
As reported	$(0.62)	$0.03
Pro forma	(0.69)	(0.09)
Diluted net earnings (loss) per share:
As reported	$(0.62)	$0.02
Pro forma	(0.69)	(0.09)

(1)	Stock compensation expense has not been recognized in net earnings (loss).

— Effect of New Accounting Pronouncements
      In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN No. 47 clarifies the conditions under which an entity would have sufficient information to apply an expected value technique to, and recognize a liability for, a conditional asset retirement obligation. This interpretation is effective for the Company no later than the end of the year 2005. The Company is evaluating the impact of FIN No. 47 on the Company’s consolidated financial statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43 Chapter 4.” SFAS No. 151 more clearly defines when excessive idle facility expense, freight, handling costs, and spoilage are to be current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overhead to the cost of conversion to be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of SFAS No. 151 on the Company’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R). SFAS No. 123(R) eliminates the intrinsic value method under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued for Employees,” and requires the Company to use a fair-value based method of accounting for share-based payments. Under APB No. 25, no compensation cost related to stock options is recognized in the consolidated statements of operations. SFAS No. 123(R) requires that compensation cost for employee services received in exchange for an award of equity instruments be recognized in the consolidated statements of operations based on the grant-date fair value of that award. That cost recognized at the grant-date will be amortized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for that award. The SFAS No. 123(R) implementation date is the first quarter of 2006. The Company does not plan early implementation of the provisions of SFAS No. 123(R). The

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
Company is evaluating the impact of SFAS No. 123(R) on the Company’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” SFAS No. 153 amends APB No. 29 to require that assets exchanged in a nonmonetary transaction are to be measured at fair value except for those exchanges of nonmonetary assets that lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company is evaluating the impact of SFAS No. 153 on the Company’s consolidated financial statements.
      In December 2004, the FASB issued FASB Staff Position 109-2 (FSP 109-2), providing guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to a provision within the American Jobs Creation Act of 2004 (the “AJCA”) related to a deduction for certain foreign earnings that are repatriated. On October 22, 2004, the AJCA was signed into law. The AJCA includes a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA. The AJCA could potentially apply to repatriation of cumulative earnings by the Company’s European sales subsidiaries. The Company presently estimates that the potential amounts of unremitted earnings being considered for repatriation could be in the range of $3 million to $5 million. However, the Company has not yet begun its formal evaluation of the effect of the AJCA, and therefore the Company has not yet determined (a) whether such earnings could actually be repatriated under provisions of the AJCA, or (b) the range of income tax effects of such repatriation. The Company is evaluating the potential application of the AJCA during the fourth quarter of 2005, with expected completion late in the same year.

2.	Discontinued Operations
      In the second quarter of 2005, the Company’s Board of Directors approved a formal plan to sell the Company’s Satellite Network (“SatNet”) operations located in Montreal. As a result, the operations and net assets of SatNet have been accounted for as discontinued operations along with those of the Space & Technology/Montreal division (“S&T/Montreal”). See footnote 12.
      Based on discussions with potential purchasers and the execution of a non-binding letter of intent for the sale of the S&T/Montreal division, EMS recorded a $10.0 million impairment charge in the second quarter of 2005 to reflect the revised estimate of the fair value, less cost to sell, of this division. Subsequent to the end of the third quarter of 2005, the Company closed the sale of the S&T/Montreal division, and no further impairment charges were required.
      Based on the execution of a non-binding letter of intent for the sale of the SatNet division, EMS recorded a $4.0 million impairment charge in the third quarter of 2005 to reflect the revised estimate of the fair value, less cost to sell, of this division. Subsequent to the end of the third quarter of 2005, the non-binding letter of intent was superseded by the signing of a definitive agreement for the sale of the SatNet division. Based upon the terms of the definitive agreement, the Company expects to accrue additional impairment charges of approximately $2.5 million in the fourth quarter of 2005. These impairment charges reflect the continued uncertainty of SatNet’s potential orders stream, and the resulting diminished near-term prospects for SatNet’s net sales and earnings. Consequently, the final negotiated purchase price in the definitive agreement was materially less favorable to the Company than at the end of the third quarter of 2005, when the Company performed an impairment assessment based upon the terms of a non-binding letter of intent that the Company had previously entered into with Advantech Satellite Networks, Inc. (“Advantech”).

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      The results of these discontinued operations for the first nine months of 2005 and 2004 were as follows (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Net sales	$51,756	$49,910
Costs and expenses	51,350	52,929
Impairment charge	14,000	1,700

Loss before income taxes	(13,594)	(4,719)
Income tax benefit	130	176

Net loss	$(13,464)	$(4,543)

      The table below presents the components of the consolidated balance sheet accounts classified as current assets and liabilities related to assets held for sale as of October 1, 2005 and December 31, 2004 (in thousands):

	October 1	December 31
	2005	2004

Accounts receivable, net	$24,274	$18,879
Inventories	8,107	8,022
Investments	—	2,709
Property, plant and equipment, net	14,029	24,298
Non-current accounts receivable, net	5,211	6,516
Accrued pension assets	3,046	3,255
Other assets	1,519	1,031

Total assets held for sale	$56,186	$64,710

Accounts payable	$10,064	$15,185
Long-term debt	3,034	2,783
Post retirement obligations	4,944	4,481
Other current liabilities	447	1,646

Total liabilities related to assets held for sale	$18,489	$24,095

3.	Derivative Financial Instruments
      The Company uses derivative financial instruments (forward exchange contracts) to hedge currency fluctuations in future cash flows denominated in foreign currencies, thereby limiting the Company’s risk that would otherwise result from changes in exchange rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into derivative financial instruments for trading or speculative purposes.
      Certain of the Company’s routine long-term contracts to deliver space and technology products are considered to be derivative instruments because these contracts create long-term obligations for non-U.S. customers to pay the Company’s Canadian subsidiary in U.S. dollars. These “embedded” derivatives do not qualify as hedging instruments and are accounted for at fair value. None of the

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
Company’s derivative instruments were designated as hedges in 2005 or 2004 and as a result all unrealized gains or losses are reflected currently in foreign exchange (loss) gain on the consolidated statements of operations.
      For continuing operations, the derivative activity as reported in the Company’s consolidated financial statements during the first nine months of 2005 and 2004 was (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Beginning net asset (liability) for derivatives	$(128)	$99
Sales:
Loss in value of embedded derivatives	(18)	(2)
Foreign exchange gain (loss) on derivative instruments:
Gain in value of derivative instruments that do not qualify as hedging instruments	256	149
Matured foreign exchange contracts	(64)	(170)

Net consolidated statements of operations gain (loss) from changes in value of derivative instruments	174	(23)

Ending net asset for derivatives	$46	$76

      For discontinued operations, the net asset for derivatives at October 1, 2005 was $43,000 compared to the net liability of $91,000 at December 31, 2004.
      All of the foreign currency contracts currently in place will expire by the end of 2006.

4.	Earnings (Loss) Per Share
      Basic earnings (loss) per share is the per share allocation of earnings available to common stockholders based only on the weighted average number of common shares actually outstanding during the period. Diluted earnings (loss) per share represents the per share allocation of income attributable to common stockholders based on the weighted average number of common shares actually outstanding plus all dilutive potential common shares outstanding during the period, if applicable.
      The Company has granted employee stock options and stock warrants that are potentially dilutive to basic earnings per share. The dilutive and anti-dilutive stock options and warrants are summarized as follows (shares in thousands):

	October 1	October 2
	2005	2004

Dilutive stock options, included in earnings (loss) per share calculations:
Shares	784	794
Average exercise price per share	$13.62	$13.63
Anti-dilutive stock options and warrants, excluded from per share calculations:
Shares	895	900
Average exercise price per share	$20.26	$20.26

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      For each earnings (loss) per share calculation reported for the first nine months of 2005 and 2004, the numerators were the same as reported in the consolidated statements of operations. Following is a reconciliation of the denominators for basic and diluted earnings (loss) per share calculations for the nine months ended October 1, 2005 and October 2, 2004 (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Basic-weighted average common shares outstanding	11,165	11,076
Common equivalent shares from stock options	49	162

Diluted-weighted average common and common equivalent shares outstanding	11,214	11,238

5.	Comprehensive Income (Loss)
      Following is a summary of comprehensive income (loss) (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Net income (loss)	$(6,951)	$280
Other comprehensive loss:
Foreign currency translation adjustment	1,935	(702)

Comprehensive (loss)	$(5,016)	$(422)

6.	Trade Accounts Receivable
      Trade accounts receivable include the following (in thousands):

	October 1	December 31
	2005	2004

Amounts billed	$68,992	$57,010
Unbilled net sales under long-term contracts	27,740	21,241
Customer advanced payments	(2,984)	(1,875)
Allowance for doubtful accounts	(928)	(1,006)

Trade accounts receivable, net	$92,820	$75,370

7.	Inventories
      Inventories include the following (in thousands):

	October 1	December 31
	2005	2004

Parts and materials	$23,284	$23,789
Work in process	3,855	3,605
Finished goods	5,581	6,014

Inventories	$32,720	$33,408

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004

8.	Interim Segment Disclosures
      The Company is organized into four reportable segments: LXE, Defense & Space Systems, SATCOM, and EMS Wireless. Each segment is separately managed and comprises a range of products and services that share distinct operating characteristics. The Company evaluates each segment primarily based upon operating profit.
      The LXE segment manufactures mobile computers and wireless data collection equipment for supply chain execution. The manufacturing cycle for each order is generally just a few days, and net sales are generally recognized upon shipment of hardware. Hardware is marketed to end-users and to third parties that incorporate their products and services with the Company’s hardware for delivery to end-users.
      The Defense & Space Systems segment manufactures custom-designed, highly engineered hardware for use in space, airborne, and terrestrial applications for communications, radar, surveillance, precision tracking, and electronic countermeasures. Orders typically involve development and production schedules that can extend a year or more, and most net sales are recognized under percentage-of-completion long-term contract accounting. Hardware is typically sold to prime contractors or systems integrators rather than to end-users.
      The SATCOM segment manufactures antennas and other hardware for satellite communications systems. The manufacturing cycle for each order is generally just a few days, and net sales are generally recognized upon shipment of hardware. Hardware is marketed to third parties that incorporate their products and services with the Company’s hardware for delivery to end-users.
      The EMS Wireless segment manufactures antennas and repeaters for PCS/cellular communications systems. The manufacturing cycle for each order is generally just a few days, and net sales are generally recognized upon shipment of hardware. Hardware is marketed to wireless service providers and to original equipment manufacturers (“OEMs”) for mobile voice/paging services, as well as for other emerging high-speed wireless systems.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      Following is a summary of the Company’s interim segment data (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Net sales:
LXE	$89,111	$79,960
Defense & Space Systems	38,023	36,892
SATCOM	36,408	28,546
EMS Wireless	62,620	34,568
Other	—	(233)

Total	$226,162	$179,733

Operating income (loss):
LXE	$4,705	$4,634
Defense & Space Systems	2,524	1,600
SATCOM	2,887	1,293
EMS Wireless	3,005	(574)
Other	(459)	221

Total	$12,662	$7,174

Earnings (loss) from continuing operations:
LXE	$2,728	$2,654
Defense & Space Systems	1,393	779
SATCOM	2,431	1,253
EMS Wireless	1,586	(614)
Other	(300)	383
Corporate	(1,325)	368

Total	$6,513	$4,823

9.	Warranty Liability
      The Company provides a limited warranty for each of its products. The basic warranty periods vary from one to five years, depending upon the type of product. For certain products, customers can purchase warranty coverage for specified additional periods.
      The Company records a liability for the estimated costs to be incurred under warranties. The amount of this liability is based upon historical, as well as expected, rates of warranty claims. The warranty liability

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
is periodically reviewed for adequacy and adjusted as necessary. Following is a reconciliation of the aggregate product warranty liability (in thousands):

	Nine Months Ended

	October 1	October 2
	2005	2004

Balance at December 31, 2004 and 2003	$2,089	$1,826
Accruals for warranties issued during the period	3,094	1,268
Settlements made during the period	(1,880)	(1,152)

Balance at end of period	$3,303	$1,942

10.	Long-Term Debt
      On February 11, 2005, the Company amended its U.S. and Canadian revolving credit agreements to increase the aggregate borrowing capacity from $55.0 million to $65.0 million, and to add another financial institution in the U.S. and in Canada to the group of creditors in the agreements. Under this amendment, the aggregate borrowing capacity of the revolving credit agreement is $32.5 million in each of the U.S. and Canada. The amendment also requires the Company to repay S&T/Montreal’s outstanding debt upon the closing of its sale, and the group of creditors will at that time simultaneously reduce the borrowing capacity of the Canadian facility and increase the borrowing capacity of the U.S. facility by $15.0 million. Based upon management’s expectations, the Company classified $15.0 million as current installments of long-term debt in the consolidated balance sheet as of October 1, 2005.
      During the third quarter of 2005, total debt decreased by $0.9 million, with the most significant factors being the net earnings and an increase in accounts payable, offset by an increase in accounts receivable due to higher sales at EMS Wireless and SATCOM. Total debt increased by $8.5 million during the first nine months of 2005.
      At October 1, 2005, the Company had $7.3 million available for borrowing in the U.S. and $0.2 million available for borrowing in Canada under the respective revolving credit agreements after current borrowings and outstanding letters of credit. In addition, the new debt agreements require the Company to maintain an aggregate reserve of $5.0 million in unused revolving credit and cash due to a dispute relating to the Company’s performance under an S&T/Montreal contract. The Company expects this requirement to be removed upon completion of the sale of S&T/Montreal. The new U.S. revolver facilities are secured by substantially all tangible and intangible assets of the Company, with certain exceptions for real estate that secures existing mortgages and other permitted liens. The new agreements mature in December 2007, with no scheduled principal payments required until maturity.
      As of the end of the quarter, the Company had $4.4 million of standby letters of credit as performance guarantees outstanding under the revolving credit agreements. The Company had an additional $1.9 million of standby letters of credit as performance guarantees outstanding through another Canadian bank. As collateral for a portion of these standby letters of credit, the Company has deposited $2.6 million, which was classified as restricted cash on its consolidated balance sheets, at a Canadian bank. Most of this cash will become available to the Company by the end of 2005 as the underlying letters of credit expire or are settled.
      Interest under both the U.S. and the Canadian revolving loans are, at the Company’s option, a function of either the bank’s prime rate or LIBOR. A commitment fee equal to ..50% per annum of the daily average unused credit in both the U.S. and Canada is payable quarterly.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      The revolving credit agreements include a funded-debt-to-EBITDA covenant and a required minimum fixed charge coverage ratio. At the end of each of the three quarters in 2005, the Company was not in compliance with the funded-debt-to-EBITDA covenant, and was not in compliance with the minimum fixed charge coverage ratio at the end of the second quarter of 2005, but received a bank waiver for non-compliance for each quarter. The Company expects that as a result of anticipated earnings, positive cash flow, and the closing of the sale of the Space & Technology/Montreal division, it will be in compliance during future quarters. However, if the Company does not achieve these expectations, it may fail to comply with one or more covenants under its credit agreements, in which case it would seek further waivers from the bank creditors under those agreements, although no assurances of such waivers will be provided.
      The agreements include a required minimum quarterly consolidated net worth, and various other debt covenants that are customary in such borrowings. These agreements also restrict the ability of the Company to declare or pay cash dividends.

11.	Litigation
      The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

12.	Subsequent Events
      On November 28, 2005, the Company closed the sale of the assets and operating liabilities of its S&T/Montreal division to MacDonald, Dettwiler and Associates Ltd. (“MDA”) of Vancouver, B.C. The terms of the transaction included the payment to the Company of cash at closing of $21.3 million. Potential additional payments may be received following closing upon determination of the extent to which accounts receivable, net of trade payables, exceed $1 million, and also in future years depending on the extent to which contractual in-orbit incentives are earned under the contract governing S&T/Montreal’s role as payload subcontractor to MDA on the Canadian Radarsat-2 satellite program. The transaction also restructured the broader business relationships among the Company, S&T/Montreal and MDA, including the resolution of outstanding issues and potential claims arising from the Radarsat-2 program, and from S&T/Montreal’s role as a licensee of data generated by the Radarsat-2 satellite upon its completion and anticipated launch in 2006. The transaction also eliminated a previous contractual requirement that the Company post approximately $3 million to secure in-orbit incentive performance of the Radarsat-2 payload, but the Company remains liable for that amount in the event of specified in-orbit payload failures.
      As a result of the closing of the S&T/Montreal sale, the Company agreed to pay half (to a maximum of $1.25 million) of the potential liability to 1) satisfy grievance claims arising from previously severed employees of S&T/Montreal who claim to have received insufficient severance payments, and 2) pay severance costs arising from the termination of employment of any current employees of S&T/Montreal by the Purchaser. The Company also agreed to pay half (to a maximum of $500,000) of any increase in the accrued pension benefit obligation of the post-retirement medical plan from December 31, 2004 to December 31, 2006.
      In addition, the Company’s revolving credit agreement required that the Canadian portion of the available credit line be reduced by $15.0 million upon closing of the S&T/Montreal sale. The lenders will increase the U.S. portion of the available credit line by a similar amount, so that the overall available credit under the revolving credit agreement is unchanged.

EMS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
OCTOBER 1, 2005 AND OCTOBER 2, 2004
      On December 22, 2005, the Company entered into a definitive agreement for the sale of the assets and operating liabilities of its Satellite Networks division (“SatNet”) to a subsidiary of Advantech Advanced Microwave Technologies, Inc. (“Advantech”). In addition to Advantech’s assumption of trade payables, liabilities under existing SatNet contracts and other specified liabilities, the agreement provides for the payment of aggregate consideration in the amount of US$8,827,000, consisting of cash in the amount of US$6,502,000 (of which US$100,000 has been previously paid) and an interest-bearing note of Advantech in the initial principal amount of US$2,325,000. The note is to be repaid in three equal annual installments commencing in May 2007. The note is also subject to prepayment of up to US$800,000 immediately upon receipt by Advantech of payment under a specific SatNet customer contract, such payment expected to be received in the near future.
      Based upon the terms of the definitive agreement for the sale of SatNet, the Company expects to accrue additional impairment charges of approximately $2.5 million in the fourth quarter of 2005. These impairment charges reflect the continued uncertainty of SatNet’s potential orders stream, and the resulting diminished near-term prospects for SatNet’s net sales and earnings. Consequently, the final negotiated purchase price in the definitive agreement was materially less favorable to the Company than at the end of the third quarter of 2005, when the Company performed an impairment assessment based upon the terms of a non-binding letter of intent that the Company had previously entered into with Advantech.

3,300,000 Shares
Common Stock

PROSPECTUS

RAYMOND JAMES
NEEDHAM &
COMPANY, LLC
A.G. EDWARDS
February 9, 2006